Exhibit 99.1

GFL ENVIRONMENTAL INC.

ANNUAL INFORMATION FORM

FOR THE YEAR

ENDED DECEMBER 31, 2024

February 27, 2025

INTRODUCTION

In this Annual Information Form for the year ended December 31, 2024 (referred to herein as the “AIF”), all references to “GFL”, “we”, “our”, “us”, “the Company” or similar terms refer to GFL Environmental Inc. and its consolidated subsidiaries. Certain terms used herein are defined in the text and others are included in the glossary of terms.

This AIF should be read in conjunction with our 2024 audited annual consolidated financial statements and notes thereto and the related annual management’s discussion and analysis, but which, for greater certainty, are not incorporated by reference herein. In this AIF, unless otherwise specified, all monetary amounts are in Canadian dollars, all references to “$”, “C$”, “CDN$”, “CAD$”, and “dollars” mean Canadian dollars and all references to “US$” and “USD” mean U.S. dollars.

Unless indicated otherwise, all information in this AIF is stated as of December 31, 2024.

Trademarks and Trade Names

This AIF includes certain trademarks, such as “GFL Green For Life”, “Green Today, Green For Life”, “GFL Environmental” and “GFL” which are protected under applicable intellectual property laws and are our property. Solely for convenience, our trademarks and trade names referred to in this AIF may appear without the (®) or (TM) symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks and trade names.

Forward-Looking Information

This AIF contains forward-looking statements and forward-looking information (collectively, “forward-looking information”) within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable securities laws in Canada. Forward-looking information includes all statements that do not relate solely to historical or current facts, may relate to anticipated events or results and may include statements regarding our objectives, plans, goals, strategies, outlook, results of operations, financial and operating performance, dividend policy, prospects and opportunities. Particularly, statements regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate are forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, although not all forward-looking information includes those words or phrases. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts nor assurances of future performance but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

Forward-looking information contained in this AIF is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions in respect of our ability to build our market share; our ability to retain key personnel; our ability to maintain and expand geographic scope; our ability to continue to grow our revenue and improve operating margins; our ability to maintain good relationships with our customers; our ability to execute on our expansion plans; our ability to respond to changing customer and legal requirements with respect to sustainable solutions or other matters; our ability to execute on additional acquisition opportunities and successfully integrate acquired businesses; our ability to continue investing in infrastructure to support our growth; our ability to obtain and maintain existing financing on acceptable terms; our ability to implement price increases or offset increasing costs; currency exchange and interest rates; the impact of competition; our potential liability, if any, in connection with environmental matters; the changes and trends in our industry or the global economy; and the changes in laws, rules, regulations, and global standards are material factors made in preparing forward-looking information and management’s expectations.

Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such information is stated and is subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the following risk factors described in greater detail under the heading entitled “Risk Factors” in this AIF:

●	substantial governmental regulation, changes thereto and risks associated with failure to comply;
●	liabilities in connection with environmental matters;
●	public health emergencies or pandemics could adversely impact our business;
●	loss of municipal and other contracts;
●	highly competitive environmental services industry;
●	potential inability to acquire, lease or expand facilities;
●	significant risks of acquisitions and potential adverse effect on our operations;
●	potential liabilities from past and future acquisitions;
●	dependence on the integration and success of acquired businesses;
●	competition, consolidation and economic and market conditions may limit our ability to grow through acquisitions;
●	dependence on third-party facilities;
●	our access to equity or debt capital markets is not assured;
●	increases in labour, disposal, and related transportation costs;
●	supply chain disruptions, fuel supply and fuel price fluctuations;
●	price increases and surcharges may not be adequate to offset the impact of increased costs or may cause us to lose customers;
●	historical operating results may be of limited use in evaluating and predicting results due to acquisitions;
●	exposure to exchange rate fluctuations for U.S. operations and U.S. dollar denominated financial instruments;
●	changing prices or market requirements for recyclable materials;
●	foreign import and export regulations imposed on recyclables;
●	legal and environmental policy changes in the environmental services industry;
●	increasing efforts by provinces, states and municipalities to reduce landfill disposal;
●	we require sufficient cash flow to reinvest in our business and achieve our financial strategy;
●	potential inability to obtain performance or surety bonds, letters of credit, other financial assurances or insurance;
●	operational, health, safety and environmental risks;

●	dependence on our key personnel;
●	natural disasters, weather conditions and seasonality;
●	economic conditions may adversely impact our operating results and expose us to credit risk;
●	increasing dependence on technology and risk of technology failure;
●	cybersecurity incidents or issues;
●	damage to our reputation or our brand;
●	increases in insurance costs;
●	climate change regulations that could increase our costs to operate;
●	failure to achieve our sustainability goals;
●	failure to comply with U.S., Canadian or foreign anti-bribery or anti-corruption laws or regulations;
●	we incur significant expenses as a result of being a public company;
●	risks associated with our internal control over financial reporting;
●	efforts by labour unions could divert management attention;
●	landfill site closure and post closure costs and contamination related costs;
●	litigation, regulatory or activist action;
●	significant influence of the Investors (as defined below) over us and decisions that require shareholder approval;
●	issuance of additional subordinate voting shares, multiple voting shares or preferred shares, as well as the conversion of Convertible Preferred Shares (as defined below) for subordinate voting shares, may have a dilutive effect on the interests of our shareholders;
●	as a foreign private issuer, we are not subject to or may be exempt from certain U.S. securities law disclosure requirements and governance standards applicable to domestic U.S. issuers;
●	loss of foreign private issuer status;
●	volatility of the market price of our subordinate voting shares;
●	subordinate voting shares are equity interests and are subordinate to our existing and future indebtedness and preferred shares;
●	holders of our Convertible Preferred Shares have different rights and privileges than holders of subordinate voting shares;
●	increased indebtedness may reduce our financial flexibility;
●	ability to maintain our credit rating;

●	ability to pay dividends and to meet our debt obligations depends on the performance of our subsidiaries and the ability to utilize the cash flows from our subsidiaries;
●	a significant portion of our total outstanding subordinate voting shares may be sold into the public market in the near future, which could cause the market price of our subordinate voting shares to fall;
●	ability to enforce civil liabilities against us and our directors and officers;
●	governing laws in Ontario, Canada could, in some cases, have a different effect on shareholders than the corporate laws in Delaware, United States;
●	derivative actions, actions relating to breach of fiduciary duties and other matters relating to our internal affairs will be required to be litigated in Canada, which could limit shareholders’ ability to obtain a favourable judicial forum for disputes with us;
●	claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of insurance coverage available to us; and
●	provisions of Canadian law may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.

The opinions, estimates or assumptions referred to above and described in greater detail under “Risk Factors” in this AIF should be considered carefully by readers.

These factors should not be construed as exhaustive and should be read with other cautionary statements in this AIF. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not currently known to us or that we currently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information contained in this AIF represents our expectations as of the date of this AIF (or as the date it is otherwise stated as of) and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable laws.

INTERPRETATION

In this AIF, the terms set forth below have the following meanings:

“3.500% 2028 Secured Notes” means our 3.500% USD senior secured notes due September 1, 2028.

“3.750% 2025 Secured Notes” means our 3.750% USD senior secured notes due August 1, 2025.

“4.000% 2028 Notes” means our 4.000% USD senior unsecured notes due August 1, 2028.

“4.375% 2029 Notes” means our 4.375% USD senior unsecured notes due August 15, 2029.

“4.750% 2029 Notes” means our 4.750% USD senior unsecured notes due June 15, 2029.

“5.125% 2026 Secured Notes” means our 5.125% USD senior secured notes due December 15, 2026.

“6.625% 2032 Notes” means our 6.625% USD senior unsecured notes due April 1, 2032.

“6.750% 2031 Secured Notes” means our 6.750% USD senior secured notes due January 15, 2031.

“Amortizing Note(s)” means each senior amortizing note issued by us due March 15, 2023, which formed a part of each TEU.

“Apollo” means Apollo Global Management, Inc.

“Articles” means our articles of amalgamation.

“BC Partners” means BC Partners Advisors L.P.

“CNG” means compressed natural gas.

“Coattail Agreement” means the coattail agreement entered into by the Dovigi Group and a trustee on March 5, 2020.

“Convertible Preferred Shares” means the Series A Convertible Preferred Shares and the Series B Convertible Preferred Shares.

“CPI” means consumer price index.

“Credit Agreements” means the Term Facility Credit Agreement and the Revolving Credit Facility Agreement.

“DGCL” means Delaware General Corporation Law.

“Dovigi Group” means Patrick Dovigi, certain holding entities beneficially owned and controlled by Mr. Dovigi, his family members and discretionary trusts settled by family members of Mr. Dovigi.

“Fiscal 2022” means the fiscal year ended December 31, 2022.

“Fiscal 2023” means the fiscal year ended December 31, 2023.

“Fiscal 2024” means the fiscal year ended December 31, 2024.

“GIC” means Magny Cours Investment Pte Ltd.

“Holdings” means GFL Environmental Holdings Inc.

“HPS” means HPS Investment Partners, LLC.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Investor Rights Agreements” means the investor rights agreements, as amended, restated or replaced from time to time, to which the Investors and certain other persons are party.

“Investors” means BC Partners, Ontario Teachers, GIC and the Dovigi Group.

“Margin Loan Borrowers” means the borrowers under the Margin Loans from time to time, including, without limitation, entities that are affiliates of, or formed for the benefit of, certain of the Investors.

“Margin Loans” means the separate margin loans originally provided to the Margin Loan Borrowers by certain Canadian chartered banks in connection with the IPO, as amended, restated, supplemented, replaced or refinanced from time to time, whether with one or more financial institutions.

“MRFs” means material recovery facilities.

“Notes” means the Secured Notes and the Unsecured Notes.

“NYSE” means the New York Stock Exchange.

“NYSE Listing Rules” means the listing rules of the NYSE.

“OBCA” means the Business Corporations Act (Ontario).

“Ontario Teachers” means Ontario Teachers’ Pension Plan Board, collectively with the funds, partnerships, investment vehicles or other entities affiliated therewith or managed, advised or controlled thereby.

“PFAS” means per- and polyfluoroalkyl substances.

“PFBA” means perfluorobutanoic acid.

“PFBS” means perfluorobutane sulfonate acid.

“PFDA” means perfluorodecanoic acid.

“PFHxA” means perfluorohexanoic acid.

“PFHxS” means perfluorohexanesulphonic acid.

“PFNA” means perfluorononanoic acid.

“PFOA” means perfluorooctanoic acid.

“PFOS” means perfluoroocatane sulfonic acid.

“Purchase Contract(s)” means each prepaid stock purchase contract issued by us, which formed a part of each TEU.

“Registration Rights Agreement” means the registration rights agreement, as amended, restated or replaced from time to time, to which the Registration Rights Investors and certain other persons are party.

“Registration Rights Investors” means BC Partners, Ontario Teachers, GIC, the Dovigi Group and HPS.

“Revolving Credit Facility” means the facilities available under the Revolving Credit Facility Agreement.

“Revolving Credit Facility Agreement” means the Seventh Amended and Restated Credit Agreement, dated as of September 27, 2021, as amended on May 27, 2022, January 11, 2023, August 17, 2023, December 29, 2023, June 4, 2024 and January 20, 2025, that we entered into with a syndicate of lenders.

“RNG” means renewable natural gas.

“SEC” means the United States Securities and Exchange Commission.

“Secured Notes” means the 3.500% 2028 Secured Notes, the 3.750% 2025 Secured Notes, the 5.125% 2026 Secured Notes and the 6.750% 2031 Secured Notes.

“Series A Convertible Preferred Shares” means our Series A perpetual convertible preferred shares issued on October 1, 2020.

“Series B Convertible Preferred Shares” means our Series B perpetual convertible preferred shares issued on December 17, 2021.

“Shares” means our subordinate voting shares and multiple voting shares, and the number of subordinate voting shares issuable upon conversion of the Convertible Preferred Shares.

“Term Facility Credit Agreement” means the Term Facility Credit Agreement, dated as of September 30, 2016 (as amended as of May 31, 2018, November 14, 2018, December 22, 2020, January 31, 2023, September 22, 2023 and July 3, 2024) among us, each of our subsidiaries party thereto, Barclays Bank PLC, as administrative agent, the lenders party thereto and each other party thereto.

“Term Loan Facility” means the U.S. dollar denominated term facility available under the Term Facility Credit Agreement and includes the incremental term facility.

“TEUs” means the 6.00% tangible equity units issued in connection with the IPO (as defined below).

“TSX” means the Toronto Stock Exchange.

“UMO” means used motor oil.

“Unsecured Notes” means the 4.000% 2028 Notes, the 4.375% 2029 Notes, the 4.750% 2029 Notes and the 6.625% 2032 Notes.

“Waste Industries” means Waste Industries USA, LLC and its subsidiaries.

RISK FACTORS

We are subject to the following risk factors:

Risks Related to Our Business and Industry

We are subject to substantial governmental regulation that will change over time. Failure to comply with these requirements, as well as enforcement actions and litigation arising from an actual or perceived breach of such requirements, could subject us to fines, penalties and judgements, and impose limits on our ability to operate and expand.

We are subject to potential liability and numerous restrictions under environmental and other laws, including those relating to transportation, recycling, treatment, storage and disposal of wastes and hazardous wastes, discharges of pollutants into air and water, the remediation of contaminated soil, the deposit of remediated or excavated soil at third-party sites, greenhouse gas (“GHG”) emissions and the remediation of contaminated surface water and groundwater. These laws and regulations are subject to ongoing changes, not all of which are predictable, including with respect to legal requirements for more sustainable solutions including waste diversion from landfill disposal through alternative solutions such as compost processing, soil remediation and resource recovery through recycling, as well as harnessing power generated by landfills. The operation of each of our business lines has been and will continue to be subject to regulation, including permitting and related financial assurance requirements, as well as attempts to further regulate our operations. Permits often take years to obtain or renew as a result of numerous hearings and compliance requirements with regard to zoning, environmental and other laws and regulations. These permits are also often subject to resistance from citizen or other groups and other political pressures. Local communities and citizen groups, adjacent landowners or governmental agencies may oppose the issuance or expansion of a permit or approval we may need, allege violations of the permits under which we currently operate or laws or regulations to which we are subject, or seek to impose liability on us for environmental damage. In the past, we have been subject to enforcement actions and certain litigation under applicable environmental laws and regulations that arise in the ordinary course of business. Responding to these challenges has at times increased our costs, required us to make significant capital investments to upgrade our facilities and extended the time associated with establishing disposal, processing, treatment or remediation facilities or expanding their permitted capacity. In addition, failure to receive or maintain regulatory, zoning or other approvals, permits or authorizations, may prohibit us from establishing, or cause or contribute to delays for us in, new or expanding capacity at our existing disposal, processing, treatment or soil remediation facilities, including our transfer stations, landfills and organic waste facilities.

Our facilities and operations are subject to a wide range of air emissions, noise, nuisance, wastewater discharge, land use and other similar regulations. If we are not able to comply with these requirements or other environmental laws that apply to a particular facility, or if we operate without the necessary approvals or permits, we could be subject to administrative, civil, and possibly criminal, fines and penalties, and we may be required to expend substantial capital to bring an operation into compliance, to temporarily or permanently discontinue activities, and/or to take corrective actions. Furthermore, our operations could be affected by future laws and regulations that may be more onerous than those that are currently in place or that result in significant fees payable for compliance costs, and there is no assurance that we will be able to pass on the increased costs of compliance to our customers. We may also be affected by legal proceedings commenced by neighbours, local residents or governmental authorities that allege negative impacts from our operations and seek remedies such as damages or injunctions to limit or prohibit our operations or require us to purchase or compensate them for diminution in value of their properties or to incur capital expenditures to mitigate the impact of our operations on their properties.

Regulations directed at third parties, certain industries or particular chemicals/substances may also adversely impact our operations. For example, efforts to regulate the emission of GHG at landfills could increase the cost of operating our landfills and result in increased charges for disposal of waste or limit the ability of the affected landfills to accept solid waste. While these regulations could affect our own landfills, they could also increase the cost for us to dispose of solid waste at third-party landfills. Similarly, while our exposure generally to the oil and gas sector is limited, any adverse impact of GHG regulations on the cost of operations of our customers in the oil and gas sector could cause some of our customers to suffer financial difficulties, to reduce their need for our services, and/or ultimately to be unable or unwilling to pay amounts owed to us. These events could have a negative impact on our financial condition, results of operations and cash flows, which could cause the price of our subordinate voting shares to decline. In addition, compliance with new PFAS regulations may subject us to additional reporting requirements and require our landfills to monitor for PFAS, pre-treat leachate, or restrict the disposal of some PFAS-containing wastes. Any such new regulations could increase the cost of our operations, while also presenting potential business opportunities for PFAS management, treatment and disposal.

Finally, we are also subject to regulations governing operation and safety requirements of our vehicles. If we are unable to maintain required carrier safety ratings, we may be unable to bid on certain municipal and other commercial contracts, which could adversely impact our operating results.

We may face liabilities in connection with environmental matters.

We may be liable for any remediation costs or natural resources damages attributable to a release or threatened release of pollutants or hazardous substances that has occurred, or may occur in the future, at our current or former facilities or at third-party facilities to which we send waste or our remediated soils, or any other facilities where we conduct business, including damage to neighbouring properties or residents. We may also be liable for environmental contamination caused by pollutants or hazardous substances whose transportation, treatment or disposal we or companies we acquired, arranged or conducted. Under some laws, such as the U.S. Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, and federal and provincial environmental statutes in Canada, we could become jointly and severally liable for such contamination regardless of whether we, or our predecessors, including companies that we acquired, caused the release of pollutants or hazardous substances or are otherwise at fault. There can be no assurance that the cost of such cleanup or that our share of the cost or liability will not exceed our estimates or will not have a material adverse effect on our operations, cash flows and available capital. In addition, environmental insurance coverage for our operations does not cover all of the potential liabilities to which we may be subject and we may not be able to obtain insurance coverage in the future at reasonable expense or at all.

We may also, from time to time, receive notices of violation for failure to comply with environmental laws or become subject to citizen lawsuits as a result of any such noncompliance. There can be no assurance that fines or penalties, or other sanctions associated with such notices or any costs to correct our failure to comply will not be significant to us and impact our results of operations, cash flows and available capital.

It is also possible that government officials responsible for enforcing environmental or applicable federal, provincial, municipal or state laws or regulations or agreements that govern our activities may determine an issue is more serious than we expect, or we may fail to identify or fully appreciate an existing liability before we become legally responsible for addressing it. Some of the legal sanctions to which we could become subject could cause the suspension or revocation of a required permit or authorization, prevent us from, or delay us in, obtaining or renewing permits to operate or expand our facilities, limit (or increase the costs of) our disposal options, including for remediated soils, impose substantial fines or penalties that are comparable to those of criminal sanctions against us or executive officers or employees or harm our reputation.

Public health emergencies or pandemics could adversely impact our business.

Public health emergencies or pandemic conditions, as well as government regulation in response thereto, could result in, among other things, slowdowns in economic activity, volatility in financial markets and commodity prices, employee absences or labour shortages due to actions taken to contain the emergency or outbreak or treat its impact, and could materially and adversely impact our business, financial condition, liquidity, results of operations and cash flows.

We may lose municipal and other contracts through competitive bidding, non-renewal or early termination.

All of our municipal contracts are for a specified term and may be subject to competitive bidding on the expiration of their current terms. We may not be the successful bidder when a municipal contract which we currently hold expires or we may have to submit a bid at lower margins than we currently receive in order to retain the contract. In addition, although we intend to bid on additional municipal contracts, we may not always, or ever, be the successful bidder. Similar risks may affect contracts that we currently have or that we may be awarded in the future to operate municipally owned assets, such as MRFs, transfer stations or landfills. We also have contracts which are tendered with other government agencies and with our commercial or institutional customers to provide our services on a competitive bid basis. We may not be the successful bidder for these contracts. In addition, some of our customers, including municipalities, may terminate their contracts with us before the end of the terms of those contracts.

If we are not able to replace lost revenue resulting from unsuccessful competitive bidding or non-renewal, renegotiation or early termination of existing municipal and other customer contracts, our results of operations, cash flow and financial condition could be adversely affected.

We operate in the highly competitive environmental services industry and may not be able to compete effectively with others in our business lines.

Some of the markets in which we operate or plan to operate are served by one or more large, international and national companies, as well as by regional and local companies of varying sizes and resources, some of which may have accumulated substantial goodwill in their markets. Some of our competitors may also be better capitalized than we are, have greater name recognition than we do, have access to better equipment than we do, have operations in more jurisdictions than we do, or be able to provide or be willing to bid their services at a lower price than we may be willing to offer. Our inability to compete effectively in securing new or repeat business could hinder our growth or adversely impact our operating results.

Additionally, in our solid waste operations, many cities and municipalities operate their own waste collection and disposal facilities and have competitive advantages not available to private enterprises. We also encounter competition from landfill disposal alternatives, such as recycling and incineration, which benefit from provincial requirements to reduce landfill disposal. In our soil remediation business, we compete with landfills for contaminated soils which may be able to offer lower prices than our soil remediation facilities depending upon their proximity to the source site of the soil. If we are unable to successfully compete against our competitors, our ability to retain existing customers and obtain future business could be adversely affected.

Our financial and operating performance may be affected by the inability in some instances to acquire, lease, expand or renew permits and agreements for facilities, or obtain new permits and approvals to build, operate and expand existing facilities.

Our ability to meet our financial, operating and growth objectives may depend in part on our ability to acquire, lease, expand or renew permits or agreements to operate or use facilities, expand existing facilities and develop new facilities. Obtaining these permits and approvals require numerous hearings and compliance with various zoning, environmental and regulatory laws subject to frequent and unpredictable change in some cases and drawing resistance from citizens, environmental or other groups, and may require us to incur higher capital expenditures than we anticipated. Because of these limitations, we may not be able to grow within our existing markets or expand existing facilities in order to support our growth. It is also possible that the operation or expansion of existing facilities may become economically unfeasible based on management’s assessment of permitting issues, acceptable waste streams, available volumes and operating costs and capital expenditures required to meet permitting requirements, in which case we may abandon expansion plans or abandon or cease operations entirely at a particular facility. Any such decision could result in impairment charges as well as ongoing costs for closure and site remediation, which could cause the price of our subordinate voting shares to decline. Exhausting or limiting permitted capacity at any of our facilities would also restrict our growth and reduce our financial performance in the market served by the facility because we would be forced to dispose of waste at more distant disposal or processing facilities or at such facilities operated by our competitors, thereby increasing our waste disposal expenses.

In addition, certain permits contain provisions that permit the regulator to require us to suspend our operations if we are unable to meet certain performance conditions imposed upon us in the permit. If we were unable to comply with these conditions for a period of time or at all, we could be required to temporarily or permanently suspend our operations at the impacted facility, which would adversely affect our operating results.

We have engaged in acquisitions which may pose significant risks and could have an adverse effect on our operations.

We have grown in part through acquisitions and expect to continue to pursue acquisitions in order to achieve our growth strategy. Our ability to execute our growth strategy depends in part on our ability to identify and acquire desirable acquisition candidates at a price and on terms acceptable to us and on our ability to successfully integrate acquired operations into our business. If we identify suitable acquisition candidates, we may be unable to successfully negotiate their acquisition at a price or on terms and conditions acceptable to us, including as a result of the limitations imposed by our debt obligations. While we expect we will be able to fund some of our acquisitions and capital expenditures with our existing resources, we will likely require additional financing, including debt, to pursue certain acquisitions. We may not be able to incur additional debt on terms favourable to us or at all.

Our future financial performance depends in part upon our ability to efficiently and effectively combine the operations of acquired businesses into our existing operations and achieve identified cost savings and other synergies. If we are unable to identify and correct operational or financial weaknesses in acquired businesses or to achieve the projected cost savings, our operating results and cash flows could be negatively impacted. The integration of acquired businesses and other assets, including certain of such businesses’ operations and the differences in operational culture of the acquired businesses, may require significant management time and resources, which may distract management’s attention from day-to-day business operations. Management will need to maintain existing customers of the acquired businesses and attract new customers, recruit, retain and effectively manage employees, as well as expand operations and integrate financial control systems. Failure to expand operational and financial systems and controls or to retain and integrate appropriate personnel at a pace consistent with our growth could also adversely affect our operating results. Further, if integration-related expenses and capital expenditure requirements are greater than anticipated, or if we are unable to manage our growth profitably, our financial results and cash flow may decline.

We may be subject to potential liabilities from past and future acquisitions that we may not discover in conducting our due diligence.

Acquired businesses may be subject to environmental, operational, tax and other liabilities and risks that were not identified at the time they were acquired. We have previously acquired, and may in the future acquire, businesses that may have handled and stored, or will handle and store, hazardous or other regulated substances, including petroleum products, at their facilities. These businesses may have released substances into the soil, air, surface water or groundwater which may have impacted the soil, air, surface water or groundwater of neighbouring properties. They may also have transported or disposed of substances, or arranged to have transported, disposed of or treated substances to or at other properties where substances were released into soil, air, surface water or groundwater.

In pursuing acquisitions, we conduct due diligence on the business or assets being acquired and seek detailed representations and warranties respecting the business or assets being acquired and typically obtain indemnification from sellers of the acquired companies or from representation and warranty insurance. Despite such efforts, there can be no assurance that the scope of such indemnification or insurance would adequately cover any liabilities as a result of acquisitions, for reasons due to limited scope, amount or duration, the financial capacity of the party who gave or gives the indemnity or warranty to honour it, among others, or that we will not become subject to undisclosed liabilities as a result of acquisitions. This failure to discover potential liabilities may be due to various factors, such as our failure to accurately assess all of the pre-existing liabilities of the operations acquired or sellers failing to comply with laws. If this occurs, we may be responsible for such liabilities or violations, which could have a material adverse effect on our business, financial condition and results of operations and in some instances, could negatively impact the public perception of our brand. Depending on the nature of our acquisition of these businesses and other factors, such liabilities could include the cost of cleaning up any contamination and other environmental damages for which the acquired businesses are liable, even if the contamination predated our ownership or operation of the acquired businesses. Further, we are also subject to the risk of fraud on the part of sellers which could, among other things, result in an overstatement of key metrics of the acquired business or in the failure to disclose instances of non-compliance with applicable laws or contracts related to the acquired business which could expose us to governmental investigation, penalties or fines, the risk of termination or renegotiation of such contracts and have a negative impact on the public perception of our brand.

A portion of our growth and future financial performance depends on our ability to integrate acquired businesses and the success of our acquisitions.

A component of our growth strategy involves achieving economies of scale and operating efficiencies by growing through acquisitions. We may not achieve these goals unless we effectively combine the operations of acquired businesses with our existing operations. In addition, we are not always able to control the timing of our acquisitions. Our inability to complete acquisitions within the time frames that we expect may cause our operating results to be less favourable than expected, which could cause the price of our subordinate voting shares to decline. Even if we are able to make acquisitions on advantageous terms and are able to integrate them successfully into our operations and organization, some acquisitions may not fulfill our anticipated financial or strategic objectives in a given market due to factors that we cannot control, such as market conditions, market position, competition, customer base, third-party legal challenges or governmental actions. In addition, we may change our strategy with respect to a market or acquired businesses and decide to sell such operations at a loss, or keep those operations and recognize an impairment of goodwill and/or intangible assets.

Competition for acquisition candidates, consolidation within the environmental services industry and economic and market conditions may limit our ability to grow through acquisitions.

We seek to grow through strategic acquisitions in addition to organic growth. Although we have and expect to continue to identify numerous acquisition candidates that we believe may be suitable, we may not be able to acquire them at prices or on terms and conditions favourable to us. Other companies have adopted or may in the future adopt our strategy of acquiring and consolidating regional and local businesses. We expect that increased consolidation in the environmental services industry over the longer term will reduce the number of attractive acquisition candidates. Moreover, general economic conditions and the environment for attractive investments may affect the desire of the owners of acquisition candidates to sell their companies. As a result, we may have fewer acquisition opportunities, and those opportunities may be on less attractive terms than in the past, which could cause a reduction in our rate of growth from acquisitions.

We depend on third-party facilities and we cannot provide assurance that we will maintain these relationships or continue to access services at current or higher levels.

We use third-party facilities in certain markets in which we operate. If we are unable to access these third-party facilities or if the rates for such third-party facilities increase, it could increase our expenses and reduce profitability. We cannot provide assurance that we will maintain our relationships or have access to any particular third-party facility at current levels. We also cannot provide assurance that operators of third-party facilities will continue to permit our usage and charge gate rates that generate acceptable margins for us. Negative impacts could also occur in disposal-neutral markets if third-party facility operators fail to renew their operating contracts, if the volume of waste disposal increases and we are unable to find capacity for such increase or if such facility operators increase their gate rates. In addition, new contracts for disposal services that we enter into may not have terms similar to those contained in our existing disposal arrangements, in which case our revenue and profitability could decline.

Our access to equity or debt capital markets is not assured.

Our ability to access equity or debt capital markets may be restricted at a time when we would like, or need, to do so. While we expect we will be able to fund acquisitions and capital expenditures with our existing resources, additional financing, including additional debt, to pursue acquisitions will likely be required. However, particularly if market conditions deteriorate, we may be unable to secure additional financing or such additional financing may not be available to us on favourable terms, which could have an impact on our flexibility to pursue additional acquisition opportunities. In addition, disruptions in the capital and credit markets could adversely affect our ability to draw on our Revolving Credit Facility or raise other capital. Our access to funds under the Revolving Credit Facility is dependent on the ability of the banks that are parties to the facility to meet their funding commitments. Those banks may not be able to meet their funding commitments if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests within a short period.

Increases in labour costs and disposal and related transportation costs could impact our financial results.

Labour is one of our highest costs and increases in labour costs could materially affect our cost structure. If we fail to attract and retain qualified employees, control our labour costs or recover any increased labour costs through increased prices charged to our customers, or otherwise offset such increases with cost savings in other areas, our operating margins could suffer. In addition, we compete with other businesses in our markets for qualified employees. From time to time, the labour supply is limited in some of our markets. A shortage of qualified employees would require us to enhance our wage and benefits packages to compete more effectively for employees, to hire more expensive temporary employees or to contract for services with more expensive third-party providers.

While most of our employees are paid above minimum wage, further increases in the minimum wage could create upward pressure on our labour costs and could have an adverse impact on our financial condition, results of operations and cash flows.

Disposal and related transportation costs are also a significant cost category for us. If we incur increased disposal and related transportation costs and if we are unable to pass these costs on to our customers, our operating results would suffer.

Costs and delays related to supply chain constraints and fluctuations in fuel supply and prices may adversely impact our business and results of operations.

Supply chain and trade constraints may reduce the availability of certain assets used in our business and increase the costs of assets we purchase. Supply chain and trade constraints may also cause delays in delivery of fleet, containers and other purchases, which could adversely impact performance of our services and customer acquisition and retention. The inability to adequately increase prices to offset any increased costs, or otherwise mitigate the impact of these market disruptions on our business, could increase our costs of doing business and reduce our margins.

We rely on diesel fuel to run the majority of our vehicles and our equipment. The price and supply of diesel fuel can fluctuate significantly based on international, political and economic circumstances, as well as other factors outside of our control, such as actions by the Organization of the Petroleum Exporting Countries and other oil and gas producers, regional production patterns, weather conditions, political instability in oil and gas producing regions and environmental concerns. Supply shortages could also substantially increase our operating expenses. Additionally, as fuel prices increase, our direct operating expenses increase and many of our suppliers raise their prices as a means to offset their own rising costs. Our contracts or competitive pressures may limit our ability to pass on, or the timing of our ability to pass on, the increases in fuel costs or the full amount of increases in our fuel costs to our customers. We also use natural gas for the operation of part of our solid waste fleet. Natural gas prices are also subject to fluctuation. Although we may from time to time use derivative instruments to hedge against fluctuations in fuel supply or pricing, these instruments may not cover all or a meaningful part of our fuel requirements. In addition, to the extent that lower fuel prices result in negative CPI on a year-over-year basis, revenue from municipal contracts that provide for both increases and decreases in amounts payable to us as the contractor may decline.

Our operations also require the use of products (such as liners at our landfills), the costs of which may vary with the price of petrochemicals. An increase in the price of petrochemicals could increase the cost of those products, which would increase our operating and capital costs.

Selling prices in our UMO business are sensitive to changes in the market price of oil. Reductions in oil prices may affect our UMO collections and our pricing. As the price of oil per barrel drops, refineries may reduce their production in response, resulting in a reduction in the amount of UMO that we sell to these refineries that are UMO customers. This may reduce our revenue.

Price increases and surcharges may not be adequate to offset the impact of increased costs or may cause us to lose customers.

We seek price increases and surcharges necessary to offset increased costs, to improve operating margins and to obtain adequate returns on our deployed capital. Contractual, general economic, competitive or market-specific conditions may limit our ability to raise prices. As a result of these factors, we may be unable to offset increases in costs, improve operating margins and obtain adequate investment returns through price increases and surcharges. We may also lose potential and existing customers to lower-price competitors.

Because of our prior acquisitions and future acquisitions we may engage in, our historical operating results may be of limited use in evaluating and predicting our future results.

We have acquired over 270 businesses since our inception in 2007. We expect that we will engage in acquisitions of other businesses from time to time in the future as part of our growth strategy. The operating results of the businesses acquired in Fiscal 2024 and Fiscal 2023 are included in our audited financial statements from the respective dates of each such acquisition. Historically, all of our acquisitions have been accounted for using the acquisition method of accounting in accordance with IFRS. Use of this method has resulted in a new valuation of the assets and liabilities of the acquired companies, which has generally led to an increase in asset values. We expect an increase in our depreciation and amortization expense and a reduction in our operating and net income commensurate with such increase. As a result of these acquisitions and any future acquisitions, our historical operating results may be of limited use in evaluating and predicting our future results.

Our operations in the United States and our financial instruments that are denominated in U.S. dollars could expose us to exchange rate fluctuations that could adversely affect our financial performance and our reported results of operations.

Our operations in the United States are conducted in U.S. dollars and the Notes and the outstanding borrowings under our Term Loan Facility are denominated in U.S. dollars. Our consolidated financial statements are denominated in Canadian dollars, and to prepare those financial statements we must translate the amounts of the assets, liabilities, net sales, other revenues and expenses of our operations in the United States from U.S. dollars into Canadian dollars using exchange rates for the current period. Fluctuations in the exchange rates that are unfavourable to us would have an adverse effect on our financial performance and reported results of operations.

Further, while we may from time to time hedge a portion of the Term Loan Facility, we do not expect to hedge the entire amount outstanding under our Term Loan Facility. The currency risks associated with the unhedged portion of the Term Loan Facility are managed with the U.S. dollar denominated cash flows generated from our U.S. operations. If we generate insufficient U.S. dollar denominated cash flows from our U.S. operations, we may be exposed to exchange rate risk with respect to the unhedged portion of the Term Loan Facility.

Our results of operations could be affected by changing prices or market requirements for recyclable materials.

Our recycling business involves the recovery, purchase and sale of recyclable materials, some of which are priced on a commodity basis, and as a result our results of operations have been and may continue to be affected by changing purchase or resale prices or market requirements for recyclable materials. Purchase or resale prices for recyclable materials may be affected by various factors beyond our control, including but not limited to wars, increases in energy costs and general economic conditions, including inflation. The purchase or resale prices of and the demand for recyclable commodities are frequently volatile and when they decline, our revenues, operating results and cash flows will be affected, which could cause the price of our subordinate voting shares to decline.

Foreign import and export regulations imposed on recyclables could impact our ability to export recyclable materials.

The environmental services industry is subject to foreign import and export regulations and tariffs imposed on recyclables that may limit the export of recyclables into foreign countries. Many markets have also tightened quality expectations for recyclables. MRFs receive a wide range of commingled materials, including non-recyclables, resulting in higher processing and residual disposal costs to achieve quality standards. Although domestic and international restrictions, tariffs and quality requirements with respect to recyclables do not currently have a significant impact on our operations, they may in the future limit our ability to export recyclable materials on terms acceptable to us or at all.

Changes in laws and environmental initiatives may adversely impact volumes at our transfer stations and landfills.

The environmental services industry has increasingly recognized the value of the waste stream as a renewable resource and new alternatives to landfilling are being developed that seek to maximize the renewable energy and other resource benefits of waste. Cities, municipalities, townships and counties in which we own and/or operate landfills may be required to formulate and implement comprehensive plans to reduce or direct the volume of solid waste deposited in landfills through waste planning, composting, recycling or other programs, such as flow control. Some state, provincial and local governments prohibit the disposal of certain types of wastes, such as yard waste, at landfills, or are limiting the use of certain types of materials (e.g., bans on or regulations of single-use plastics). Such actions have reduced and may in the future further reduce the volume of waste going to landfills in certain areas. Further, there may be additional changes in the laws that classify currently unregulated residual materials as waste, reclassify items in the waste stream as hazardous or that otherwise prohibit the disposal of certain wastes in our landfills. These changes may impact the demand for landfill space, which may affect our ability to operate our landfills and transfer stations at full capacity, as well as the tipping fees and prices that we can charge. As a result, our revenues and operating margins could be adversely affected.

We are also subject to legal requirements and customer demands with respect to more sustainable solutions including waste diversion from landfill disposal through alternative solutions such as compost processing, soil remediation and resource recovery through recycling, as well as beneficially using landfill gas to generate renewable energy at our landfills. These initiatives may affect our ability to operate our landfills and renewable energy facilities at our landfills at full capacity, which could in turn reduce the production of renewable energy at our landfills, and could adversely affect our operating results, which could cause the price of our subordinate voting shares to decline. While we have expanded and continue to expand our service offerings to include recyclables and compost processing facilities, there can be no assurance that the volume or pricing of such services would offset any loss in revenue from our landfill operations. If we are not successful in expanding our service offerings, growing lines of businesses to service waste streams that do not go to landfills and providing services for customers that wish to reduce waste entirely, then our revenues may decline.

In addition, environmental initiatives, such as product stewardship and extended producer responsibility (“EPR”), which hold manufacturers or other actors in the product life cycle responsible for the disposal of manufactured goods, may reduce the volume of products that enter the waste stream. Regulations establishing EPR are being considered or implemented in the United States and Canada. EPR regulations are designed to place either partial or total responsibility on producers to fund the post-use life cycle of the products they create. Along with the funding responsibility, producers may be required to take over management of local recycling programs by taking back their products from end users or managing the collection operations and recycling processing infrastructure. There is no federal law establishing EPR in the United States or Canada; however, provincial, state and local governments could, and in some cases have, taken steps to implement EPR regulations for various types of products and goods. If wide-ranging EPR regulations were adopted, they could have an impact on the waste streams we manage and how we operate our business, including contract terms and pricing.

Increasing efforts by provinces, states and municipalities to reduce landfill disposal could lead to our landfills operating at a reduced capacity or force us to charge lower rates.

Provinces, states and local governments increasingly have supported the following alternatives to or restrictions on current landfill disposal: (i) reducing waste at the source, including by encouraging or mandating recycling and composting; (ii) prohibiting disposal of certain types of waste at landfills; and (iii) limiting landfill capacity.

Many provinces and states have enacted or are currently considering, laws regarding waste disposal, including: (i) requiring counties, regions, cities and municipalities under their jurisdiction to use waste planning, composting, recycling or other programs to reduce the amount of waste deposited in landfills; and (ii) prohibiting the disposal of food and organic waste, yard waste, tires and other items in landfills. Even where not prohibited by applicable law, some grocery stores and other businesses have chosen or may in the future choose to divert their waste from landfills, while some companies and organizations have set zero waste goals or communicated an intention to cease the disposal of any waste at landfills. Although such mandates and initiatives help to protect the environment, these developments may reduce the volume of waste disposed at our landfills or reduce disposal volumes of the type of waste that produces landfill gas. Any of the foregoing may affect our ability to operate our landfills and renewable energy facilities at our landfills at full capacity, which could force us to charge lower prices for our landfill disposal services and reduce the production of renewable energy at our landfills, which could in turn adversely affect our operating results and cause the price of our subordinate voting shares to decline.

We require sufficient cash flow to reinvest in our business and achieve our financial strategy.

Our financial strategy depends on our ability to generate sufficient cash flow to reinvest in our existing business, fund internal growth, acquire other environmental service businesses and take other actions to enhance our value. We must also use a portion of our cash flows from operating activities for growth and maintenance capital expenditures, including the maintenance of our existing fleet and facilities, which reduces our flexibility to use such cash flows for other purposes, such as reducing our indebtedness. Our capital expenditures could increase if we make acquisitions or bid on new municipal contracts which may require us to provide new vehicles to service the contracts. We may also be required to make unexpected capital expenditures to respond to changes in governmental requirements which govern our operations, such as stricter emissions requirements applicable to our vehicles or our facilities or more stringent odor control requirements. In addition, if we acquire more landfill assets, we will incur higher capital expenditures because of the more capital-intensive nature of the landfill business. The amount that we spend on capital expenditures may exceed current expectations, which may require us to obtain additional funding for our operations and incur additional indebtedness or impair our ability to grow our business.

We may be unable to obtain performance or surety bonds, letters of credit or other financial assurances or to maintain adequate insurance coverage.

If we are unable to obtain performance or surety bonds, letters of credit or insurance, we may not be able to enter into additional contracts or retain or obtain necessary operating permits. Some of our collection contracts, municipal contracts, transfer stations, organic facilities or soil remediation or clean or remediated soil site operations and landfill closure and post-closure obligations may require performance or surety bonds, letters of credit or other financial assurance to secure contractual performance or comply with federal, state, provincial or local environmental laws or regulations. We typically satisfy these requirements by posting bonds or letters of credit. Closure bonds are difficult and costly to obtain and are subject to governmental laws or regulations which may change and become increasingly stringent. If we are unable to obtain performance or surety bonds or additional letters of credit in sufficient amounts or at acceptable rates, we could be precluded from entering into additional contracts or obtaining or retaining operating permits for our various permitted facilities. Any future difficulty in obtaining insurance also could impair our ability to secure future contracts that are conditional upon the contractor having adequate insurance coverage. Accordingly, our failure to obtain performance or surety bonds, letters of credit or other financial assurances or to maintain adequate insurance coverage could limit our operations or violate federal, state, provincial, or local requirements, which could have a materially adverse effect on our business, financial condition and results of operations, which could cause the price of our subordinate voting shares to decline.

Our business is subject to operational, health, safety and environmental risks, including the risk of personal injury to employees and others.

Our business involves risks, such as on- or off-site vehicle or equipment accidents, equipment defects, fires, spills, malfunctions and failures and natural disasters, which could potentially result in releases of hazardous materials, injury or death of employees and others or a need to shut down or reduce operation of our facilities while remedial actions are undertaken. These risks expose us to potential liability, damages, fines or charges for pollution, remediation and other environmental damages, personal injury, loss of life, business interruption and property damage or destruction.

If we were to incur substantial liabilities in excess of any applicable insurance, our business, results of operations and financial condition could be adversely affected, which could cause the price of our subordinate voting shares to decline. Similarly, if we experience a high volume of accidents, we may be unable to obtain insurance on terms satisfactory to us or at all, which could have a materially adverse effect on our business, results of operations and financial condition and cause the price of our subordinate voting shares to decline.

We depend on our key personnel.

Our success depends significantly on the continued individual and collective contributions of our senior, regional and local management teams. The loss of the services of members of these management teams or the inability to hire and retain experienced replacement management personnel could have a material adverse effect on our business, results of operations and financial condition. In addition, to implement and manage our business and operating strategies effectively, we must maintain a high level of efficiency and performance, continue to enhance our operational and management systems and continue to successfully attract, train, motivate and manage our employees. If we are not successful in these efforts, this may have a material adverse effect on our business, results of operations and financial condition. Any departures of key personnel could also be viewed in a negative light by investors and research analysts, which could cause the price of our subordinate voting shares to decline.

Our business is and may be adversely affected by natural disasters, weather conditions and seasonality.

Our operating results fluctuate seasonally. Our solid waste and liquid waste operations can be adversely affected by periods of inclement or severe weather, which could increase the volume of waste collected under our existing contracts, delay the collection and disposal of waste, reduce the volume of waste delivered to our disposal sites, delay the construction or expansion of our landfill sites and other facilities or cause us to incur incremental labour, maintenance and equipment costs and penalties under municipal contracts, some or all of which costs we may not be able to recover from our customers. Our facilities located in the Southeastern and Southern United States are especially susceptible to natural disasters such as hurricanes and tropical storms. A significant natural disaster could severely damage or destroy these facilities, disrupting employees and customers, which could, in turn, significantly adversely affect our business, results of operations and financial condition.

In our soil remediation business line, our operating revenue tends to be lowest in the first quarter primarily due to lower construction project activity in the winter months as a result of winter weather conditions. High precipitation levels, particularly in the spring, can also adversely impact revenue, particularly in the first and second quarters when project start dates are more likely to be delayed or result in the extension of road load restrictions, negatively impacting the volume of soil at our soil remediation facilities. Weather conditions can also cause delays in the timing of purchases of UMO by asphalt plants engaged in road construction.

In addition, natural disasters, such as winter storms, wildfires, periods of particularly inclement weather or climate extremes resulting from climate change, may also generally force us to temporarily suspend some of our operations and as a result, may significantly affect our operating results, which could cause the price of our subordinate voting shares to decline.

Because of these factors, we expect operating income to generally be lower in the winter months. The impact of adverse weather conditions on our operations may also contribute to variability in our interim and annual period to period results of operations.

Economic conditions may have an adverse impact on our operating results and may expose us to credit risk from our customers.

Our business is subject to a number of general economic factors, many of which are out of our control, which may have a material adverse effect on our business, financial condition and results of operations. These include recessionary economic cycles and downturns in the business cycles of the industries in which our customers conduct business, as well as downturns in the principal regional economies where our operations are located. A weak economy generally results in a decline in solid and certain liquid waste volumes generated as well as in infrastructure and construction and demolition projects which may reduce the volume of contaminated soil at our soil remediation operations and the volume of liquid waste at our sludge pads which would negatively affect our operating results. Consumer uncertainty and the loss of consumer confidence may decrease overall economic activity and thereby reduce demand for the services we provide. The decline in liquid or solid waste volumes may also result in increased competitive pricing pressure and increased customer turnover, resulting in lower revenue and increased operating costs. Further, as a result of changes to Canadian, United States or foreign policy, there may be changes to existing trade agreements and greater restrictions on trade generally, including sanctions, export controls, import duties or quotas, treaties, tariffs, trade wars, changes to trade and investment policies and other governmental actions, which could decrease economic activity. A challenging economic environment may cause some of our customers to suffer financial difficulties and ultimately to be unable or unwilling to pay amounts owed to us, and may alter the competitive landscape of our customers’ businesses. Any of the foregoing could have a negative impact on our financial condition, results of operations and cash flows, which could cause the price of our subordinate voting shares to decline.

We are increasingly dependent on technology in our operations.

We may experience problems with the operation of our current information technology systems or the technology systems of third parties on which we rely, as well as the development and deployment of new information technology systems, that could adversely affect, or even temporarily disrupt, all or a portion of our operations until resolved. The inability to implement new systems or delays in implementing new systems can also affect our ability to realize projected or expected cost savings. Additionally, any systems failures could impede our ability to timely collect and report financial results and other operating information in accordance with our banking and other contractual commitments and our environmental and other permits.

A cybersecurity incident could negatively impact our business and our relationships with customers.

We face numerous and evolving cybersecurity risks, including from diverse threat actors, such as state-sponsored organizations, opportunistic hackers and hacktivists, as well as through diverse attack vectors, such as social engineering/phishing, malware (including ransomware), malfeasance by insiders, human or technological error, and as a result of malicious code embedded in open-source software, or misconfigurations, bugs or other vulnerabilities in commercial software that is integrated into our (or our suppliers’ or service providers’) information technology systems, products or services. We have experienced and expect to continue to experience actual and attempted cyber-attacks of our information technology networks. Although none of these actual or attempted cyber-attacks has had a material adverse impact on our operations or financial condition, we cannot guarantee that any such incidents will not have such an impact in the future, and there can be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our systems and information.

We use computers in substantially all aspects of our business operations. We also use mobile devices, social networking and other online activities to connect with our employees and our customers. Such uses give rise to cybersecurity risks, including security breach, espionage, system disruption, theft and inadvertent release of information. Our business involves the storage and transmission of numerous classes of sensitive and/or confidential information and intellectual property, including, potentially, customer information, private information about employees and financial and strategic information about us and our customers. Because we make extensive use of third-party suppliers and service providers, successful cyberattacks that disrupt or result in unauthorized access to third party information technology systems can materially impact our operations and financial results. While we pursue our strategy to grow through acquisitions and to pursue new initiatives that improve our operations and cost structure, we are also expanding and improving our information technologies, resulting in a larger technological presence and corresponding exposure to cybersecurity risk. If we fail to assess, identify and address cybersecurity risks associated with acquisitions (including technologies used by acquired businesses), new initiatives and our information technology systems generally, we may become increasingly vulnerable to such risks. There is no assurance that we will be insulated from claims or expenses relating to cyber-attacks or withstand legal challenges in relation to our agreements with third parties. In addition, successful cyber-attacks may result in the loss, destruction or improper release of confidential information, which may expose us to governmental enforcement actions, fines, litigation and other expenses. Any failure or perceived failure by us, or our third-party partners on our behalf, to comply with local and foreign laws regarding privacy and data security, as well as contractual commitments in this respect, may result in governmental enforcement actions, fines, or litigation, which could have an adverse effect on our reputation and business. If a significant data breach occurred, our reputation could be materially and adversely affected, confidence among our customers and employees may be diminished, or we may be subject to legal claims or proceedings (such as class actions), regulatory investigations and enforcement actions, fines and penalties and negative reputational impacts, any of which may contribute to the loss of customers and have a material adverse effect on us.

We also use computers for our core management information systems, including, among others, our enterprise resource planning system, which connects our accounting and planning functions across our network of facilities and operations, and our fleet maintenance management and route optimization software systems and in-cab telematics. If a significant attack on our core management information systems occurred, we could be subject to operational delays and interruptions in our ability to provide services to our customers.

High-profile security breaches at other companies and in government agencies have increased in frequency and sophistication in recent years. While we have implemented measures to prevent security breaches and cyber incidents and continue to make significant investments in technologies designed to maintain the security of our systems, there can be no assurance that these measures will be sufficient and that such security breaches and cyber incidents will not occur or, if they do occur, that they will always be adequately addressed in a timely manner. The theft, destruction, loss, misappropriation or release of sensitive and/or confidential information or intellectual property or interference with our information technology systems or the technology systems of third parties on which we rely could result in business disruption, negative publicity, brand damage, loss of employee confidence, violation of privacy laws, loss of customers, potential liability and competitive disadvantage.

Damage to our reputation or our brand could adversely affect our business.

Developing and maintaining our reputation and our brand are important factors in our relationship with customers, suppliers and others. Our ability to address adverse publicity or other issues, including concerns about service quality, environmental compliance, efficacy or similar matters, real or perceived, could negatively impact sentiments towards us and our services, and our business and financial results could suffer. In addition, any lawsuits, regulatory inquiries or other legal proceedings brought against us could create negative publicity, which could damage our reputation and competitive position and adversely affect our business and financial condition, which could cause the price of our subordinate voting shares to decline.

Increases in insurance costs could reduce our operating margins and reported earnings.

Our operations are subject to risks inherent in the environmental services industry, including potential liability which could result from, among other circumstances, personal injury, environmental claims or property damage. We maintain insurance policies for automobile, general, employers, environmental, products liability, cyber incident, worker’s compensation for our employees in our U.S. operations, directors’ and officers’ fiduciary liability, business interruption and property insurance. Worker’s compensation insurance for employees of our Canadian operations is covered under various provincial government programs. The availability of, and ability to collect on, insurance coverage is subject to factors beyond our control. In addition, we may become subject to liability hazards in circumstances where we cannot or may elect not to insure (because of high premium costs or other reasons), or for occurrences which exceed maximum coverage under our policies. We also provide group employee health and welfare benefits insurance coverage to our non-unionized employees and unionized employees pursuant to collective bargaining agreements. We have no control over changing conditions and pricing in the insurance marketplace and the cost or availability of various types of insurance may change dramatically in the future. Also, our costs of providing group health coverage may increase based on our claims experience. To the extent these costs cannot be passed on to our customers through rate increases or surcharges, increases in insurance costs could reduce future profitability. Furthermore, the inability to obtain insurance in the future for certain types of losses may require us to limit the services we provide or the areas in which we operate, thereby reducing our revenue. The occurrence of a significant uninsured loss could have a material adverse effect on us. Due to the variable condition of the insurance market, we may experience future increases in self-insurance levels as a result of increased retention levels and increased premiums. If we elect to assume more risk for self-insurance, we may experience more variability in our self-insurance reserves and expense as well as volatility in our financial condition and results of operations.

Governmental authorities have enacted (and could further enact) climate change requirements that could increase our costs to operate.

Environmental advocacy groups and regulatory agencies in Canada and in the U.S. have been focusing considerable attention on the emissions of GHG and the link they are understood to have to climate change. As a consequence, governments have enacted (and could further enact) laws and regulations to regulate and reduce GHG emissions through requirements of specific controls, carbon levies, cap and trade programs or other measures. Comprehensive GHG legislation, including carbon pricing and the imposition of fees, taxes or other costs, could adversely affect our collection, disposal and processing operations as well as the operations of our customers. Changing environmental regulations could require us to take any number of actions, including the purchase of emission allowances or the installation of additional pollution control technology such as methane gas collection systems at landfills, and could make our operations less profitable, which could adversely affect our results of operations and cause the price of our subordinate voting shares to decline.

We may not achieve our sustainability goals or the anticipated benefits of our sustainability initiatives.

We have established a Sustainability Action Plan to formalize our sustainability-related goals, targets and commitments. These include increasing our recyclables recovered at our MRFs by 40%, reducing our total scope 1 and 2 GHG emissions by 30%, doubling the beneficial use of biogas generated from our landfills and having renewable natural gas power at least 85% of our compressed natural gas solid waste collection fleet in the United States, all by 2030. Our ability to achieve these goals, targets and commitments is subject to our ability to (i) develop, implement, obtain, license, permit or scale the improvements, including new technologies, required at our facilities, (ii) access the infrastructure required to dispense our renewable energy products at reasonable prices and (iii) acquire new CNG fleet and access the infrastructure required to support CNG dispensing proximate to locations where we deploy our CNG fleet, and will require us to incur various costs for equipment and infrastructure, such as CNG vehicles, recycling equipment, facilities and technologies and RNG and other renewable energy equipment and facilities. Some of these developments are also dependent on regulatory changes required to support our initiatives. If we are unable to secure the required improvements and equipment or regulatory changes or are unable to or do not incur the necessary costs, we may not achieve these sustainability-related goals, targets and commitments, which could create negative publicity, damage our reputation and competitive position and adversely affect our results of operations, which could cause the price of our subordinate voting shares to decline.

We may incur significant costs in connection with our sustainability initiatives, and we may not realize the anticipated benefits from these investments on a timely basis. In particular, we have invested and continue to invest in renewable energy projects at our landfills, which require development and construction of facilities and related infrastructure. These projects are expected to produce products and related environmental attributes which can be sold to counterparties at prices that generally reflect supply and demand. Any delays or challenges in the development, construction or operation of these projects may increase our costs and prevent us from realizing the anticipated benefits from these investments. In addition, fluctuation in the market value of environmental attributes, including renewable identification numbers, may negatively impact our financial performance and could cause our results of operations and financial condition to suffer.

In addition, as discussed above, environmental advocacy groups, governments and other regulators, as well as investors, lenders and other stakeholders generally, have increasingly focused on sustainability-related matters. This has resulted and may further result in expanded mandatory and voluntary reporting requirements, diligence and disclosure on topics such as climate change and other environmental and social risk issues. If we do not comply with these requirements, our reputation could be materially and adversely affected or we may be subject to legal claims or regulatory compliance actions, any of which may have a material adverse effect on us.

We could be subject to significant fines and penalties, and our reputation could be adversely affected, if our businesses, or third parties with whom we have a relationship, fail to comply with U.S., Canadian or foreign anti-bribery or anti-corruption laws or regulations.

It is our policy to comply with all applicable anti-bribery laws, such as the U.S. Foreign Corrupt Practices Act, Canada’s Corruption of Foreign Public Officials Act and other applicable local laws of Canada and the United States, and we monitor our local partners’ compliance with such laws as well. In 2016, a former officer of a business that we acquired was a subject of an enforcement action under the applicable anti-bribery laws of the acquired business’s jurisdiction. As a result of such enforcement action, this officer was convicted of bribery and sentenced to more than five years in a federal prison. We were not subject to any fines or penalties as result of this enforcement action, nor have we received any fines or penalties regarding any other anti-bribery activities in the past five years. Our reputation may be adversely affected if we were reported to be associated with corrupt practices or if we, our former employees or our local partners fail to comply with such laws. Such damage to our reputation could adversely affect our ability to grow our business. Additionally, violations of such laws could subject us to significant fines and penalties.

We incur increased expenses as a result of being a public company and our current resources may not be sufficient to fulfill our public company obligations.

We are incurring significant legal, accounting, insurance and other expenses as a result of being a public company, which makes operating our business costly and could cause our results of operations and financial condition to suffer. Compliance with applicable securities laws in the United States and Canada and the rules of the NYSE and TSX substantially increases our expenses, including our legal and accounting costs, and makes some activities more time-consuming and costly. Reporting obligations as a public company and our anticipated growth may strain our financial and management systems, processes and controls, as well as our personnel.

These laws, rules and regulations make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as officers. As a result of the foregoing, we expect a substantial increase in legal, accounting, insurance and certain other expenses in the future, which will negatively impact our financial performance and could cause our results of operations and financial condition to suffer.

We are subject to risks associated with our internal control over financial reporting.

We are subject to reporting and other obligations under applicable U.S. and Canadian securities laws and the rules of the NYSE and the TSX. We have significant requirements for enhanced financial reporting and internal control. The process of designing and implementing effective internal control is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal control that is adequate to satisfy our reporting obligations as a public company. Any failure to implement or maintain internal control could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements and harm our results of operations. If we are unable to implement any required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting and results of operations. In addition, if we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be adversely impacted.

We are required to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting pursuant to Section 404(a) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Testing and maintaining internal control may divert our management’s attention from other matters that are important to our business. In addition, we must include a registered public accounting firm’s attestation report on our internal control over financial reporting in our annual report on Form 40-F pursuant to Section 404(b) of the Sarbanes-Oxley Act.

In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by U.S. and/or Canadian securities laws, including pursuant to Section 404 of the Sarbanes-Oxley Act. In addition, we may encounter problems or delays in completing the remediation of any deficiencies identified by our independent registered public accounting firm in connection with the issuance of their attestation report. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses which could result in a material misstatement of our annual consolidated financial statements or our interim reports, or disclosures that may not be prevented or detected.

We do not expect that our disclosure controls and procedures and internal control over financial reporting will prevent all error and fraud. The inherent limitations include the realities that judgements in decision making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of certain persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with U.S. and/or Canadian securities laws, including, the Sarbanes-Oxley Act, for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, or our independent registered public accounting firm may not issue an unqualified opinion. If either we are unable to conclude that we have effective internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified opinion, investors could lose confidence in our reported financial information, which could have a material adverse effect on the trading price of our subordinate voting shares and make us subject to investigations by the stock exchanges on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources. Failure to accurately report our financial performance on a timely basis could also jeopardize our listing on the NYSE and/or TSX or any other stock exchange on which our subordinate voting shares may be listed. Delisting of our subordinate voting shares on any exchange would reduce the liquidity of the market for our subordinate voting shares, which would reduce the price of and increase the volatility of the market price of our subordinate voting shares.

Efforts by labour unions could divert management attention and adversely affect operating results.

From time to time, labour unions attempt to organize our employees. Negotiating collective bargaining agreements could divert management’s attention, which could adversely affect operating results. Additional groups of employees may seek union representation in the future. As a result of these activities, we may be subject to unfair labour practice charges, complaints and other legal, administrative and arbitral proceedings initiated against us by unions or employees, which could divert management’s attention from our operations, resulting in an adverse impact on our operating results. If we are unable to negotiate acceptable collective bargaining agreements, we may be subject to labour disruptions, such as union-initiated work stoppages or strikes. Depending on the type and duration of any labour disruptions, our operating expenses could increase significantly, which could adversely affect our financial condition, results of operations and cash flows. While the majority of our collective agreements contain “no strike” clauses, extended labour disruptions could impact our ability to fulfill our contractual obligations to municipalities and other customers and result in termination of our contracts.

Our accruals for our landfill site closure and post-closure costs and contamination-related costs may be inadequate.

We are required to pay capping, closure and post-closure maintenance costs for all of our owned landfill sites, and in some instances, landfill sites that we manage. Our estimates or assumptions concerning future cell development, landfill closure or post-closure costs may turn out to be significantly different from actual results. Our obligations to pay closure or post-closure costs or other contamination-related costs may exceed the amount we have accrued and reserved from funds or reserves established to pay such costs. In addition, subsequent to the completion or closure of a landfill site, we may be liable for unforeseen environmental issues, which could result in our payment of substantial remediation costs. To the extent that such events occur at a landfill, cash expenditures for closure and post-closure could be accelerated, results of operations and cash flow estimates may be adversely affected and the carrying amount of the landfill may be subject to impairment testing, which could adversely affect our financial condition or operating results and could cause the price of our subordinate voting shares to decline.

Our business may be interrupted by litigation or regulatory or activist action.

We may, in the normal course of business, be subject to judicial, administrative or other third-party proceedings that could interrupt or limit our operations, result in adverse judgements, settlements or fines and create negative publicity. Many of these matters raise difficult and complicated factual and legal issues and are subject to uncertainties and complexities. In addition, individuals or environmental activists could lobby governments to limit the scope of our operations, especially in connection with obtaining new or expanded permits and regulating disposal sites for remediated soils and organic waste processing facilities. The timing of the final resolutions to lawsuits, regulatory inquiries and governmental and other legal proceedings is uncertain. Additionally, the possible outcomes or resolutions to these matters could include adverse judgements, orders or settlements or require us to implement corrective measures or facility modifications, any of which could require substantial payments. Any adverse outcome in such proceedings could adversely affect our operations and financial results, which could cause the price of our subordinate voting shares to decline. Finally, increasing scrutiny on, and differing points of view regarding, diversity, equity, and inclusion programs and considerations may result in litigation, increase our costs, harm our reputation, and adversely impact our financial results.

Risks Related to Ownership of Our Securities

The Investors continue to have significant influence over us and decisions that require shareholder approval, and your interests as a shareholder may conflict with the interests of our Investors.

Our multiple voting shares have 10 votes per share and our subordinate voting shares have one vote per share. Collectively, the Dovigi Group holds all of our issued and outstanding multiple voting shares, which represent approximately 2.9% of our total issued and outstanding Shares and approximately 22.8% of the voting power attached to all of the Shares.

As of December 31, 2024, the Investors held approximately 38.4% of our total issued and outstanding Shares and approximately 51.0% of the voting power attached to all of the Shares.

The Investors have significant influence over us and decisions that require shareholder approval, including the election of directors and significant corporate transactions. As long as the Investors, or affiliates thereof, own or control at least a majority of the voting power attached to all of the shares, they have the ability to exercise substantial control over all corporate actions requiring shareholder approval, irrespective of how our other shareholders may vote, including the election and removal of directors and the size of our board of directors, any amendment of our Articles or by-laws, or the approval of any significant corporate transaction, including a sale of substantially all of our assets. Even if their ownership falls below 50% of the voting power attached to all of the shares, the Investors, or affiliates thereof, will continue to be able to strongly influence or effectively control our decisions. The Investor Rights Agreements that the Investors have entered into provide the Investors with certain director nomination rights and pre-emptive rights to subscribe for additional subordinate voting shares (or multiple voting shares, as applicable).

Each of our directors and officers owes a fiduciary duty to us and must act honestly and in good faith with a view to our best interests. However, any director and/or officer that is a shareholder, even a controlling shareholder, is entitled to vote its shares in its own interests, which may not always be in the interests of our shareholders generally. The concentration of voting power may have the effect of delaying, deferring or preventing a change in control of the Company, impeding a merger, consolidation, takeover or other business combination involving us or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could have a material adverse effect on the market price of our subordinate voting shares. The issuance of stock options and other convertible securities could lead to greater concentration of subordinate voting share ownership among insiders and could lead to dilution of subordinate voting share ownership which could lead to depressed subordinate voting share prices. Furthermore, the conversion of multiple voting shares to subordinate voting shares could lead to dilution of subordinate voting share ownership. We may also take actions that shareholders that are not Investors or party to the Investor Rights Agreements do not view as beneficial, which may adversely affect our results of operations and financial condition and cause the price of our subordinate voting shares to decline.

Certain Investors have representation on our board of directors. This could lead to conflicts of interest, real or perceived, at the board or management level where the interests of the Investors may differ from other stakeholders. Further, the Investors are in a position to effectively influence our management, and their interests may differ from those of the holders of our subordinate voting shares.

The issuance of additional subordinate voting shares, multiple voting shares or preferred shares, as well as the conversion of Convertible Preferred Shares for subordinate voting shares, may have a dilutive effect on the interests of our shareholders.

The issuance of additional subordinate voting shares, multiple voting shares or preferred shares may have a dilutive effect on the interests of our shareholders. The number of subordinate voting shares, multiple voting shares and preferred shares that we are authorized to issue is unlimited. We may, in our sole discretion, subject to applicable law and the rules of the NYSE and the TSX, issue additional multiple voting shares, subordinate voting shares or preferred shares from time to time (including pursuant to any equity-based compensation plans that may be introduced in the future), and the interests of shareholders may be diluted thereby. In addition, the Convertible Preferred Shares can be converted into subordinate voting shares by the holder at any time at its election. For more information on the Convertible Preferred Shares, see the risk factor entitled “Holders of our Convertible Preferred Shares have different rights and privileges than holders of subordinate voting shares”, below.

As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders. We are also permitted to rely on exemptions from certain governance standards applicable to domestic U.S. issuers.

We are a “foreign private issuer”, as such term is defined in Rule 3b–4 under the Exchange Act. As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and therefore there may be less publicly available information about us than if we were a domestic U.S. issuer. For example, we are not subject to the United States proxy rules and disclosure with respect to our annual meetings is governed by Canadian requirements. In addition, our officers, directors and Investors are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and Investors purchase or sell our subordinate voting shares. We are not required under the Exchange Act to file reports and financial statements with the SEC as frequently or as promptly as domestic U.S. issuers whose securities are registered under the Exchange Act, we are permitted to disclose limited compensation information for our executive officers on an individual basis, and we are generally exempt from filing quarterly reports with the SEC under the Exchange Act. Moreover, we are not required to comply with Regulation FD, which restricts the selective disclosure of material non-public information to, among others, broker-dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in the company’s securities on the basis of the information. These exemptions and leniencies reduce the frequency and scope of information and protections to which you may otherwise have been eligible in relation to a domestic U.S. issuer.

We may also take advantage of certain provisions in the NYSE Listing Rules that allow us to follow Canadian law for certain governance matters. Applicable Canadian securities laws encourage, but do not require, that a majority of our board of directors consist of independent directors, that we establish a compensation committee and a nominating committee that is comprised entirely of independent directors, and that the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. Accordingly, in the future, the practices and the responsibilities, as well as composition and independence of our board of directors and its compensation and nominating committees may vary from the requirements of NYSE Listing Rules applicable to domestic U.S. issuers. Although we currently follow the corporate governance requirements of the NYSE and do not avail ourselves of the exemptions afforded to foreign private issuers under the NYSE Listing Rules, to the extent permitted pursuant to the NYSE foreign private issuer exemptions, we may in the future decide to follow Canadian corporate governance practices instead of some or nearly all of the NYSE’s corporate governance requirements applicable to domestic U.S. issuers. Following our “home country” governance practices may provide less protection than is accorded to investors under the NYSE Listing Rules applicable to domestic U.S. issuers.

We may lose foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

We may in the future lose our foreign private issuer status if a majority of our shares are held in the U.S. and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status, such as if: (1) a majority of our directors or executive officers are U.S. citizens or residents; (2) a majority of our assets are located in the U.S.; or (3) our business is administered principally in the U.S.

Our loss of foreign private issuer status would make U.S. regulatory provisions mandatory. If we lose our foreign private issuer status and decide, or are required, to register as a domestic U.S. issuer, the regulatory and compliance costs to us will be significantly more than the costs incurred as a foreign private issuer. In such event, we would not be eligible to use foreign issuer forms and would be required to file periodic and current reports and registration statements on domestic U.S. issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer. We would also be required to follow U.S. proxy disclosure requirements, including the requirement to disclose more detailed information about the compensation of our senior executive officers. We may also be required to modify certain of our policies to comply with accepted governance practices associated with domestic U.S. issuers. Such conversion and modifications will involve additional costs. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

The market price of our subordinate voting shares may be volatile, which could result in substantial losses for investors.

Securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. Broad market and industry factors may harm the market price of our subordinate voting shares. This market volatility, as well as general economic, market or political conditions, could subject the market price of our subordinate voting shares to wide price fluctuations based upon factors that have little or nothing to do with us. Some of the factors that may cause the market price of our subordinate voting shares to fluctuate include:

●	significant volatility in the market price and trading volume of comparable companies;
●	actual or anticipated changes or fluctuations in our operating results or in the expectations of market analysts;
●	the future sales of subordinate voting shares by our officers, directors, significant shareholders and their affiliates, or the perception that such sales could occur;
●	sales, or anticipated sales, of large blocks of our subordinate voting shares;
●	our dual class share structure;
●	adverse market reaction to any indebtedness we may incur or securities we may issue in the future;
●	short sales, hedging and other derivative transactions in our subordinate voting shares;
●	announcements of new contracts, significant acquisitions or significant agreements by us or by our competitors;

●	litigation or regulatory action against us;
●	investors’ general perception of us and the public’s reaction to our press releases, our other public announcements and our filings with applicable securities regulators;
●	publication of research reports or news stories about us, our competitors or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;
●	changes in general political, economic, industry and market conditions and trends;
●	recruitment or departure of key personnel; and
●	other risk factors described in this section of the AIF.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs, our management’s attention and resources could be diverted and it could harm our business, operating results and financial condition.

The subordinate voting shares are equity interests and are subordinate to our existing and future indebtedness and preferred shares.

Our subordinate voting shares are equity interests and do not constitute indebtedness. As such, the subordinate voting shares rank junior to all of our indebtedness and to other non-equity claims against us and our assets available to satisfy claims against us, including in a liquidation. Additionally, holders of our subordinate voting shares are subject to the prior liquidation rights of holders of our Convertible Preferred Shares and the prior dividend and liquidation rights of any other preferred shares, to the extent we issue preferred shares in the future and the preferred shares remain outstanding at that time. Under the terms of our Articles, our board of directors is authorized to issue classes or series of preferred shares and to determine the preferences, limitations and relative rights of preferred shares and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our shareholders. Our board of directors is also authorized to issue additional debt. Upon liquidation, lenders and holders of our debt securities and preferred shares would receive distributions of our available assets prior to holders of our subordinate voting shares.

Holders of our Convertible Preferred Shares have different rights and privileges than holders of subordinate voting shares.

The issuance of preferred shares, including Convertible Preferred Shares, dilutes the ownership of holders of subordinate voting shares in the Company and may decrease the amount of cash available for distribution to holders of subordinate voting shares. The Convertible Preferred Shares can be converted by the holder at any time at its election. We may also require the conversion of the Convertible Preferred Shares at an earlier date in certain circumstances. The preferred shares, including the Convertible Preferred Shares, have rights, preferences and privileges that are not held by, and are preferential to the right of, holders of the subordinate voting shares.

Our level of indebtedness may increase and reduce our financial flexibility.

We are currently indebted under our Credit Agreements and our Notes and we may incur additional indebtedness under the Credit Agreements or otherwise in the future. We are exposed to changes in interest rates on our cash, bank indebtedness and long-term debt. Debt issued at variable rates exposes us to cash flow interest rate risk. Debt issued at fixed rates exposes us to fair value interest rate risk. Our borrowings, current and future, will require interest payments and need to be repaid or refinanced, could require us to divert funds identified for other purposes to debt service and could create additional cash demands or impair our liquidity position and add financial risk for us. Diverting funds identified for other purposes for debt service may adversely affect our business and growth prospects. If we cannot generate sufficient cash flow from operations to service our debt, we may need to refinance our debt, dispose of assets, reduce or delay expenditures or issue equity to obtain necessary funds. We do not know whether we would be able to take any of these actions on a timely basis, on terms satisfactory to us or at all.

Our level of indebtedness could affect our operations in several ways, including the following:

●	a significant portion of our cash flows could be used to service our indebtedness;
●	the covenants contained in the agreements governing our outstanding indebtedness may limit our ability to borrow additional funds, dispose of assets, pay dividends and make certain investments;
●	our debt covenants may affect our flexibility in planning for, and reacting to, changes in the economy and in our industry;
●	a high level of debt would increase our vulnerability to general adverse economic and industry conditions;
●	a high level of debt may place us at a competitive disadvantage compared to our competitors that are less leveraged and therefore may be able to take advantage of opportunities that our indebtedness would prevent us from pursuing; and
●	a high level of debt may impair our ability to obtain additional financing in the future for working capital, capital expenditures, debt service requirements, acquisitions or other purposes.

In addition to our debt service obligations, our operations require material expenditures on a continuing basis. Our ability to make scheduled debt payments, to refinance our obligations with respect to our indebtedness and to fund capital and non-capital expenditures necessary to maintain the condition of our operating assets and properties, as well as our capacity to fund the growth of our business, depends on our financial and operating performance. General economic conditions and financial, business and other factors affect our operations and our future performance. Many of these factors are beyond our control. We may not be able to generate sufficient cash flows to pay the interest on our debt, and future working capital, borrowings or equity financing may not be available to pay or refinance such debt.

We may be unable to maintain our credit rating.

We may be unable to maintain our credit rating or execute our financial strategy. Our ability to execute our financial strategy depends in part on our ability to maintain not less than the current ratings on our debt. Moody’s and S&P (each as defined below) have both assigned us non-investment grade credit ratings. The credit rating process is contingent upon a number of factors, many of which are beyond our control. Our rating may not remain in effect for any given period of time and our rating may be revised or withdrawn entirely by the rating agency in the future if, in its judgement, circumstances so warrant. If we cannot maintain our current rating, our interest expense could increase and our ability to obtain financing on favourable terms may be adversely affected.

Our ability to pay dividends and to meet our debt obligations depends on the performance of our subsidiaries and the ability to utilize the cash flows from our subsidiaries.

Payment of dividends is dependent on cash flows of the business and is subject to change. The declaration and payment of future dividends will be at the discretion of our board of directors, are subject to compliance with applicable law and any contractual provisions, including under the Credit Agreements and other agreements governing our current and future indebtedness, that restrict or limit our ability to pay dividends, and will depend upon, among other factors, our results of operations, financial condition, earnings, capital requirements and other factors that our board of directors deems relevant. There can be no assurance that we will be in a position to pay dividends at the same rate (or at all) in the future.

Our subsidiaries conduct a portion of our operations and own a portion of our consolidated assets. Consequently, our ability to pay dividends and meet our debt and other obligations depends on cash flows from our subsidiaries and, in the short term, our ability to raise capital from external sources. In the long term, cash flows from our subsidiaries depend on their ability to generate operating cash flows in excess of their own expenditures, common and preferred share dividends (if any), and debt or other obligations. Our subsidiaries are separate and distinct legal entities that are not obligated to pay dividends or make loans or distributions to us (whether to enable us to pay dividends on our multiple voting shares and subordinate voting shares, to pay principal and interest on our debt, to settle, repurchase or redeem our debt or other securities or to satisfy our other obligations). In addition, certain of our subsidiaries may be limited in their ability to pay dividends or make loans or distributions to us, including, without limitation, as a result of legislation, regulation, court order, contractual restrictions (including pursuant to our credit facilities) and other restrictions or in times of financial distress. As a result, we may not be able to cause our subsidiaries and other entities to distribute funds or provide loans sufficient to enable us to pay dividends and meet our debt and other obligations.

A significant portion of our total outstanding subordinate voting shares may be sold into the public market in the near future, which could cause the market price of our subordinate voting shares to drop significantly.

Each of the Margin Loan Borrowers used the initial proceeds of its Margin Loan received in connection with the IPO to subscribe for additional shares of Holdings or to make a loan to Holdings, such that Holdings used the proceeds to redeem the 11.000% paid in kind notes of Holdings in full. Each outstanding Margin Loan is secured under a security and pledge agreement by a pledge of all of the subordinate voting shares or multiple voting shares held by the relevant Margin Loan Borrower, including those acquired with the proceeds from the Margin Loan (other than those sold by the selling shareholder in the IPO), representing, in aggregate, 111,603,599 subordinate voting shares and 11,812,964 multiple voting shares as of December 31, 2024 (31.4% of the number of subordinate voting shares outstanding as of December 31, 2024 and all of the issued and outstanding multiple voting shares). Each outstanding Margin Loan has a scheduled maturity of September 15, 2026, other than the Dovigi Group’s Margin Loan, which has a scheduled maturity of April 25, 2025.

One or more of the Margin Loan Borrowers may consider it advisable, from time to time, subject to certain requirements under the terms of the Margin Loans, to sell subordinate voting shares in order to finance the repayment of their respective Margin Loans, which number of shares may individually or in the aggregate be significant. In addition, if the price of our subordinate voting shares declines to a level that results in a margin call, absent a repayment of the applicable Margin Loans, the Margin Loan Borrowers would be required to provide additional collateral. In the case of nonpayment at maturity or another event of default (including but not limited to the Margin Loan Borrowers’ inability to satisfy a margin call as described above), the lenders may, in addition to other remedies, exercise their rights under the Margin Loans to foreclose on and sell or cause the sale of the subordinate voting shares and multiple voting shares pledged by a Margin Loan Borrower under a Margin Loan. If subordinate voting shares (including subordinate voting shares issuable upon the conversion of the multiple voting shares) are sold by the Margin Loan Borrowers or by or on behalf of the lenders, such sales could cause our share price to decline.

Because we are incorporated in Ontario, a substantial portion of our assets are located in Canada and some of our directors and officers are resident in Canada, it may be difficult for investors in the United States to enforce civil liabilities against us based solely upon the federal securities laws of the United States. Similarly, it may be difficult for Canadian investors to enforce civil liabilities against our directors and officers residing outside of Canada.

We are a corporation incorporated under the laws of Ontario with our principal place of business in Vaughan, Canada. Some of our directors and officers and the auditors are residents of Canada and all or a substantial portion of our assets and those of such persons are located outside the United States. Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon us or our directors or officers or such auditors who are not residents of the United States, or to realize in the United States upon judgements of courts of the United States predicated upon civil liabilities under the Securities Act. Investors should not assume that Canadian courts: (1) would enforce judgements of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue sky laws of any state within the United States or (2) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or any such state securities or blue sky laws.

Similarly, some of our directors and officers are residents of countries other than Canada and all or a substantial portion of the assets of such persons are located outside Canada. As a result, it may be difficult for Canadian investors to initiate a lawsuit within Canada against these non-Canadian residents. In addition, it may not be possible for Canadian investors to collect from these non-Canadian residents judgements obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. It may also be difficult for Canadian investors to succeed in a lawsuit in the United States, based solely on violations of Canadian securities laws.

We are governed by the corporate laws in Ontario, Canada, which in some cases have a different effect on shareholders than the corporate laws in Delaware, United States.

The material differences between the OBCA and our Articles as compared to the DGCL which may be of most interest to shareholders include the following: (1) for material corporate transactions (such as mergers and amalgamations, other extraordinary corporate transactions and amendments to our Articles), the OBCA generally requires at least a two-thirds majority vote by shareholders, whereas the DGCL generally only requires a majority vote of shareholders for similar material corporate transactions; (2) under the OBCA, shareholders holding 5% or more of our subordinate voting shares in the aggregate can requisition a special meeting at which any matters that can be voted on at our annual meeting can be considered, whereas the DGCL does not give this right; (3) the OBCA requires at least a 50% +1 majority vote by shareholders to pass a resolution for one or more directors to be removed unless otherwise specified in the company’s articles, whereas the DGCL only requires the affirmative vote of a majority of the shareholders; however, many public company charters limit removal of directors to a removal for cause; and (4) under the OBCA and our Articles, our authorized share structure can be amended by a special resolution of the shareholders (and a special separate resolution may be required by shareholders of a share class or series whose rights will be prejudiced), whereas under the DGCL, a majority vote by shareholders is generally required to amend a corporation’s certificate of incorporation and a separate class vote may be required to authorize alterations to a corporation’s authorized share structure.

Our Articles and by-laws provide that any derivative actions, actions relating to breach of fiduciary duties and other matters relating to our internal affairs will be required to be litigated in Canada, which could limit your ability to obtain a favourable judicial forum for disputes with us.

We have adopted a forum selection provision that provides that, unless we consent in writing to the selection of an alternative forum, the Superior Court of Justice of the Province of Ontario, Canada and appellate courts therefrom (or, failing such court, any other “court” as defined in the OBCA, having jurisdiction, and the appellate courts therefrom), will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action or proceeding asserting a breach of fiduciary duty owed by any of our directors, officers or other employees to us, or (3) any action or proceeding asserting a claim arising pursuant to any provision of the OBCA or our Articles. Our forum selection provision also provides that our shareholders are deemed to have consented to personal jurisdiction in the Province of Ontario and to service of process on their counsel in any foreign action initiated in violation of our provision. Therefore, it may not be possible for shareholders to litigate any action relating to the foregoing matters outside of the Province of Ontario. To the fullest extent permitted by law, our forum selection provision applies to claims arising under U.S. federal securities laws. In addition, investors cannot waive compliance with U.S. federal securities laws and the rules and regulations thereunder.

Our forum selection provision seeks to reduce litigation costs and increase outcome predictability by requiring derivative actions and other matters relating to our affairs to be litigated in a single forum. While forum selection clauses in corporate charters and by-laws/articles are becoming more commonplace for public companies in the United States and have been upheld by courts in certain states, a recent decision of the Supreme Court of Canada has cast some uncertainty as to whether forum selection clauses would be upheld in Canada. Accordingly, it is possible that the validity of our forum selection provision could be challenged and that a court could rule that such provision is inapplicable or unenforceable. If a court were to find our forum selection provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions and we may not obtain the benefits of limiting jurisdiction to the courts selected.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of insurance coverage available to us.

Our by-laws provide for the indemnification of our directors and officers. In addition, we have entered into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. Under the terms of the indemnification agreements, we are required to indemnify each of our directors and officers, to the fullest extent permitted by the laws of Ontario, Canada, if the basis of the indemnitee’s involvement was by reason of the fact that the indemnitee is or was a director or officer of the Company or any of its subsidiaries. We must indemnify our officers and directors against all reasonable fees, expenses, charges and other costs of any type or nature whatsoever, including any and all expenses and obligations paid or incurred in connection with investigating, defending, being a witness in, participating in (including on appeal), or preparing to defend, be a witness or participate in any completed, actual, pending or threatened action, suit, claim or proceeding, whether civil, criminal, administrative or investigative, or establishing or enforcing a right to indemnification under the indemnification agreement. The indemnification agreements also require us, if so requested, to advance within 30 days of such request all reasonable fees, expenses, charges and other costs that such director or officer incurred, provided that such person will return any such advance if it is ultimately determined that such person is not entitled to indemnification by us. Any claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of insurance coverage available to us.

Provisions of Canadian law may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.

The Investment Canada Act subjects direct acquisition of control (as defined therein) of us by a “non-Canadian” (as defined therein) to government review. A reviewable acquisition may not proceed unless the relevant Minister is satisfied that the investment is likely to be of net benefit to Canada. This could prevent or delay a change of control and may eliminate or limit strategic opportunities for shareholders to sell their subordinate voting shares.

Furthermore, acquisitions of our subordinate voting shares may be subject to filing and clearance requirements under the Competition Act (Canada) where certain thresholds are exceeded. This legislation permits the Commissioner of Competition to review any acquisition or establishment, directly or indirectly, including through the acquisition of shares, of control over or of a significant interest in us. Otherwise, there are no limitations either under the laws of Canada or Ontario, or in our Articles on the rights of non-Canadians to hold or vote our subordinate voting shares. Any of these provisions may discourage a potential acquirer from proposing or completing a transaction that may have otherwise presented a premium to our shareholders.

CORPORATE STRUCTURE

Name, Address and Incorporation

We were incorporated in Ontario, Canada as GFL Environmental Inc. on December 19, 2007 under the OBCA, by Patrick Dovigi, our Founder, Chairman, President and Chief Executive Officer. We changed our name to GFL Environmental Corporation on February 1, 2011 and became GFL Environmental Inc. on November 3, 2013. On May 31, 2018, Holdings, a predecessor to GFL Environmental Inc., amalgamated with Hulk Acquisition Corp. in connection with the investment in Holdings by certain funds and other entities managed, advised or controlled by or affiliated with BC Partners, an entity affiliated with Ontario Teachers, and affiliates of Patrick Dovigi (collectively, the “Recapitalization”).

Our head and registered office is located at 100 New Park Place, Suite 500, Vaughan, ON, L4K 0H9. Our telephone number at our head and registered office is (905) 326-0101. Our website address is http://gflenv.com. In this AIF, we refer to certain information and documents posted to our website. Information contained on or accessible through our website is not part of, and is not incorporated by reference into, this AIF, and the inclusion of our website address in this AIF is an inactive textual reference. Additional information about us is also available in the reports, proxy and information statements, and other information filed with the Canadian securities regulatory authorities on SEDAR+ at http://sedarplus.ca and with the SEC on EDGAR at http://sec.gov.

Intercorporate Relationships

The following chart reflects our organization structure (including the jurisdiction of formation or incorporation of our material subsidiaries). GFL Environmental Inc. holds, directly or indirectly, 100% ownership in each of the subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS

On March 5, 2020, we completed our initial public offering of 75,000,000 subordinate voting shares and a concurrent public offering of 15,500,000 6.00% TEUs for total gross proceeds to us of $2,888.8 million (US$2,168.8 million) (collectively, the “IPO”). On March 15, 2023, we satisfied all of our remaining obligations under the TEUs by making the final payment related to the Amortizing Notes, and the remaining outstanding Purchase Contracts were automatically converted into subordinate voting shares at a rate of 2.1940 subordinate voting shares per Purchase Contract.

On March 5, 2020, GFL Environmental Inc. amalgamated with Holdings and continued as GFL Environmental Inc. In connection with such amalgamation, we amended our Articles to, among other things, create an unlimited number of subordinate voting shares, an unlimited number of multiple voting shares, and an unlimited number of preferred shares. All of the issued and outstanding shares of Holdings were then exchanged for subordinate voting shares and multiple voting shares of the Company. Our Articles were further amended on each of September 30, 2020 and December 15, 2021 to create the Series A Convertible Preferred Shares and the Series B Convertible Preferred Shares, respectively.

In April 2022, we completed the divestiture of our Infrastructure services division in exchange for cash consideration and a non-controlling equity interest in Green Infrastructure Partners Inc. and our soil remediation division, previously included in our Infrastructure and Soil Remediation segment, was combined with our Liquid Waste segment and renamed “Environmental Services”. In the second quarter of 2023, we completed divestitures of certain assets and operations in three distinct U.S. Solid Waste businesses for aggregate gross proceeds of approximately $1.65 billion.

In January 2025, we announced that we had entered into a definitive agreement with funds managed by affiliates of Apollo (the “Apollo Funds”) and affiliates of BC Partners (the “BC Funds”) for the sale of our Environmental Services business for an enterprise value of $8.0 billion, expected to close in the first quarter of 2025, subject to customary closing conditions. Under the terms of the definitive agreement, we will retain a 44% non-controlling equity interest in the Environmental Services business and the Apollo Funds and BC Funds will each hold a 28% equity interest.

DESCRIPTION OF THE BUSINESS

The Company

We are the fourth largest diversified environmental services company in North America, as measured by revenue and North American operating footprint. We have secured our significant footprint and leadership position in the environmental services industry through continual innovation, strategic and targeted growth, an inherent commitment to sustainability and investing in our employees and communities.

We operate in the large and stable North American environmental services industry. Key characteristics of our industry include relative recession resistance, high visibility of waste volumes, a stringent regulatory framework, high capital intensity to achieve scale and significant fragmentation which, in turn, has led to strong consolidation activity.

Recognized by our signature fleet of bright green trucks, we offer a robust, integrated and sophisticated approach to meeting all of our customers’ environmental services needs, including the increasing demand for sustainable solutions. Our diversified offerings consist of solid waste management, liquid waste management and soil remediation services, including collection, transportation, transfer, recycling and disposal services for municipal, residential, and commercial and industrial customers. Across our operations, we are supported by approximately 20,000 employees.

Our subordinate voting shares trade on the NYSE and the TSX under the symbol “GFL”.

Through a combination of organic growth and acquisitions, we have built a leading platform with broad geographic reach and scalable capabilities, operating throughout Canada and in more than half of the U.S. states.

Our strong competitive position is supported by the significant capital investment that would be required to replicate our valuable network infrastructure and asset base, our productivity from route density that we have developed to date, as well as by the stringent permitting and regulatory compliance requirements to operate a platform of our size.

Our business is well diversified across business lines, geography and service type, allowing us to maintain strong revenue growth across macroeconomic cycles. We generate approximately 60% of our revenue from our U.S. operations and 40% of our revenue from our Canadian operations. The following chart reflects a breakdown of revenue by business line for each of Fiscal 2024 and Fiscal 2023:

	Year ended		Year ended
	December 31, 2024		December 31, 2023(1)		Change
($ millions)	Revenue	%	Revenue	%	$	%
Residential	$1,455.0	18.5%	$1,538.4	20.5%	$(83.4)	(5.4)%
Commercial/industrial	2,842.9	36.2	2,736.9	36.4	106.0	3.9
Total collection	4,297.9	54.7	4,275.3	56.9	22.6	0.5
Landfill	1,088.8	13.8	940.1	12.5	148.7	15.8
Transfer	834.1	10.6	753.7	10.0	80.4	10.7
Material recovery	439.5	5.6	327.7	4.4	111.8	34.1
Other	323.1	4.1	313.1	4.2	10.0	3.2
Solid Waste	6,983.4	88.8	6,609.9	88.0	373.5	5.7
Environmental Services	1,910.0	24.3	1,852.1	24.6	57.9	3.1
Intercompany revenue	(1,031.4)	(13.1)	(946.5)	(12.6)	(84.9)	9.0
Revenue	$7,862.0	100.0%	$7,515.5	100.0%	$346.5	4.6%

(1)	Includes reclassification of (i) $231.5 million into Environmental Services comprised of $144.9 million from Commercial/industrial and $86.6 million from Other and (ii) $5.2 million into Material recovery from Other.

We intend to continue to leverage our platform to pursue new business opportunities and generate network efficiencies by extending our geographic footprint and increasing regional density across our business lines.

We are led by a team of highly experienced and entrepreneurial executives. Patrick Dovigi, our Founder, Chairman, President and Chief Executive Officer, has led our operations since inception in 2007. Mr. Dovigi and our senior leadership team have instilled a results-oriented, solutions-focused entrepreneurial culture that emphasizes operational excellence, the importance of safety for our employees and creating sustainable solutions that allow our customers and the communities we serve to be “Green For Life”.

We have adopted a decentralized operating structure, giving operational oversight to our regional business leaders. We believe this model is advantageous given the regional and fragmented nature of the markets in which we operate and the relationship-based approach to our acquisition strategy. Furthermore, we believe that our operating structure provides our employees with a greater sense of ownership, which drives the efficiency and profitability of our business and provides us insight into the sustainable solutions and services that matter most to our customers, enhances our return on capital and results in revenue growth. Since inception, our management team has built a platform that we believe positions us well for continued growth, margin expansion and strong free cash flow generation.

We are focused on creating long term value for our stakeholders by executing on our growth strategy.

Growth Strategy

We expect to achieve our future growth through a three-pronged strategy of (i) generating strong, stable organic revenue growth, (ii) executing strategic, accretive acquisitions, and (iii) driving operating cost efficiencies across our platform.

Strong, Stable Organic Revenue Growth

We are focused on generating strong, stable organic growth and generating free cash flow by serving our existing customers’ demand for the environmental solutions that we offer and by attracting new customers. Our business is well-diversified across business lines, geographies and customers. We believe that our continued success depends on our ability to further enhance and leverage this diversification, a key component of which is our ability to offer our customers a comprehensive service offering across our business lines. We intend to continue to expand our service offerings into new geographic markets and extend our geographic footprint to increase regional density across our business lines.

The revenue generated from both our solid and liquid waste management operations is predictable and recurring in nature as a result of the stability of waste generation and the contractual nature of these business lines. We have also historically demonstrated a strong track record of winning renewals or extensions of existing contracts with our municipal customers and winning repeat business with our major soil remediation and liquid waste customers. We also seek price increases and surcharges necessary to offset increased costs, to improve operating margins and to obtain superior returns on our deployed capital. We believe that we have the ability to continue to grow our revenue and improve operating margins through the implementation of consistent pricing optimization strategies across our platform.

We have a long-standing commitment to investing and developing the increasingly innovative and advanced environmentally-responsible solutions our customers are looking for. As a result, we believe that we are well-positioned to respond to changing customer needs and regulatory demands in order to maintain our success. This includes being able to respond to legal requirements and customer demands for more sustainable solutions including waste diversion from landfill disposal through alternative solutions such as compost processing, soil remediation and resource recovery through recycling, as well as harnessing power generated by landfills.

Our diversified business model also complements our acquisition strategy. Multiple business lines across different geographies allow us to source acquisitions from a broader pool of potential targets. Maintaining a diversified model is therefore critical to capitalizing on accretive acquisition opportunities and helping to reduce execution and business risk inherent in single-market and single-service offering strategies.

Executing Strategic, Accretive Acquisitions

Our disciplined ability to identify, execute and integrate value-enhancing acquisitions has been a key driver of our growth to date. Since commencing operations in 2007, we have completed over 270 acquisitions. We focus on selectively acquiring premier independent regional operators to create platforms in new markets. We then seek to build scale by making and effectively integrating tuck-in acquisitions that generate meaningful cost synergies by increasing route density and drive margin expansion by leveraging our scalable infrastructure and centralized administrative capabilities. We have a deep and multi-disciplinary team that executes our acquisitions. Such team includes, among others, our Vice President of Corporate Development, our Chief Transformation Officer, our legal group, corporate development associates, IT professionals, environmental professionals and other support resources.

We have extensive experience in both executing large-scale platform acquisitions and integrating acquired regional businesses into our existing network, expanding their top line revenue and profitability under the GFL banner while maintaining their same high service standards.

While our senior management team is responsible for executing and integrating acquisitions, our decentralized management structure allows us to maintain a robust acquisition pipeline by identifying attractive opportunities at the local market level. We focus on developing relationships with potential vendors over time. Our typical approach to transactions involves engaging internal and/or external specialists and advisors, conducting due diligence, entering into a definitive agreement, closing the transaction and then integrating the acquired business, assets, systems and personnel into our broader operations. We are committed to delivering on the indicative transaction terms we propose to vendors in our letters of intent, including providing a definitive timeline to close. We believe that these core acquisition principles resonate with potential vendors and have enabled us to develop a reputation as an acquirer-of-choice. Additionally, we believe that our entrepreneurial and returns-driven culture is highly attractive to vendors who wish to remain involved in the business after an acquisition has been completed.

Our approach to acquisitions creates meaningful cost synergies by increasing route density and collection volumes, and drives margin expansion by leveraging our scalable infrastructure and centralized administrative capabilities. In addition, successful execution of acquisitions opens new markets to us and provides us with new opportunities to realize cross-selling opportunities.

Driving Operating Cost Efficiencies

Our strong competitive position is supported by and depends on the significant capital investment required to replicate our network infrastructure and asset base, as well as by stringent permitting and regulatory compliance requirements. As we execute on our growth strategies, we intend to continue to leverage our scalable network to attract and retain customers across multiple service lines, realize operational efficiencies that drive operating margin expansion, and realize procurement and cost synergies.

It is also key that we continue to leverage our scalable capabilities to drive operating margin expansion and realize cost synergies. This includes using the capacity of our existing facilities, technology processes and people to support future growth and provide economies of scale, as well as increasing route density and servicing new contract wins with our existing network of assets and fleet to enhance the profitability of each of our business lines.

Our success also depends on our ability to continue to make strategic investments in our business, including substantial capital investments in our facilities, technology processes and administrative capabilities to support our future growth. Our ability to improve our operating margins and our selling, general and administrative expense margins by maintaining strong discipline in our cost structure and regularly reviewing our practices to manage expenses and increase efficiency will also impact our operating results.

Our Operations

Solid Waste

Our broad network of solid waste facilities, which includes collection operations, transfer stations, landfills, MRFs and organics facilities, underpins our ability to compete in markets with different disposal dynamics and profitably manage the solid waste volumes that we control. In some markets, we create and maintain vertically integrated operations through which we manage our customers’ waste streams from collection to transfer to disposal. By internalizing waste in those markets where we have vertically integrated operations, we are able to deliver high quality customer service and benefit from a stable and predictable revenue stream while maximizing profitability and cash flow from our operations. In disposal neutral markets, or markets with excess landfill capacity, we leverage our control of the substantial solid waste volumes from our collection and transfer stations to negotiate competitive disposal and pricing terms with third party disposal facilities.

In 2021, we formed a new subsidiary, GFL Renewables LLC (“GFL Renewables”). GFL Renewables is focused on developing RNG, renewable electricity and other renewable energy projects, such as wind and solar, at our landfills. RNG projects will increase our capture and reuse of landfill gas and produce RNG for commercial and industrial direct-use applications, including as fuel in our own fleet of CNG powered vehicles. Harnessing landfill gas for conversion to RNG replaces fossil fuels, such as natural gas, and avoids the environmental impacts associated with its extraction.

Collection Services

Our collection services are generally provided to customers under (i) municipal collection contracts, (ii) residential subscription agreements and (iii) commercial customer service agreements.

Municipal contracts generally provide for curbside collection services for all or a portion of the households within a municipality and/or collection services for all municipal facilities within the municipality or designated portion thereof. Municipal contracts are typically awarded on a competitive bid basis for a term ranging from three to 10 years often with additional one-or two-year renewal terms at the option of the municipality, with subsequent terms being negotiated or rebid. In Canada, municipal contracts typically direct collected waste and recyclables to a municipal disposal facility or a municipally designated facility. In our U.S. operations, municipal contracts typically provide us with final disposal optionality, giving us control of solid waste collected through these contracts. Under residential subscription agreements, we collect various waste streams from residents in one or more areas of a municipality under contract with each resident or with the municipality which gives us the exclusive right to provide collection services to those residents.

The fees we charge under our municipal and residential collection contracts are based on a volume, per household, per service or per lift basis. Certain of our municipal collection contracts include annual price adjustment clauses often tied to changes in an underlying base index such as a CPI and adjustments for fuel costs. Some of these adjustments may only result in price increases while others permit both increases and decreases, in each case, based on the relevant index. We also expect to continue to expand the use of waste-related indices for purposes of the annual price adjustment clauses in these contracts. In certain provinces of Canada with EPR regulations, we may provide collection services for residential recyclables under contracts with producer responsibility organizations, which have similar terms to our municipal collection contracts.

Our solid waste commercial service contracts that provide for recurring services typically have three to five year terms with automatic renewals, volume-based pricing and CPI or adjustments based on other waste-related indices, fuel and other adjustments. The fees we charge under our commercial services contracts are determined by a variety of factors, including collection frequency, type of service, type and volume or weight of waste, and type of equipment and containers furnished.

The revenue generated through our collection services is predictable and recurring given the longer-term nature of our contracts.

Transfer Services

We have a strategically-located network of owned and managed solid waste transfer stations which allows us to consolidate waste received at these facilities from our own collection operations as well as from third-party solid waste collectors for transport to landfills or other disposal sites. We typically control the ultimate disposal location of the waste volumes received at our transfer stations.

In many jurisdictions in which we operate, in order to develop, own or operate a transfer station, we are required to go through a stringent governmental review processes to obtain one or more permits. Obtaining these permits is difficult, time consuming and expensive.

Our large network of transfer stations enables us to compete in markets with different disposal dynamics and profitably manage the waste volumes that we control. We are able to internalize significant costs by using our own transfer stations for our collection operations and retaining disposal fees that we would otherwise pay to third parties. Our transfer stations also allow us to consolidate our collected volumes in order to reduce our transportation costs to landfills or other disposal sites.

Our transfer stations generate revenue through tipping fees paid to us by third party haulers and waste generators, including many of our collection operation’s competitors, who use our transfer station facilities due to their proximity to the locations from which waste is collected. The tipping fees we charge are generally based on the weight or volume of the waste received at our transfer stations. We also operate transfer stations for municipal owners under a variety of compensation arrangements, including fixed fee arrangements or on a tonnage or other basis.

Landfill, Material Recovery and Organic Processing Services

Our owned landfills generate tipping fees paid to us by municipalities and third-party haulers and waste generators. Our managed landfills in Canada and the United States are under fixed term operating or life-of-site agreements. Under these agreements, the municipality that owns the landfill usually also owns the permit and we provide operations at the landfill, ranging from all daily landfill operations to supervising municipal workers in the conduct of day-to-day operations at the landfill, for a contracted term. In addition, by the terms of these agreements, the municipal property owner, rather than GFL, is generally responsible for final capping, closure and post-closure obligations.

MRFs are specialized facilities that receive, separate and prepare recyclable materials. We offer residential, commercial, industrial and municipal customers recovery services for a variety of recyclable materials, including fiber/old corrugated cardboard, mixed papers, glass bottles as well as certain plastics and ferrous/non-ferrous metal. Revenue from our MRF operations is largely generated from the processing fees charged to third parties based on the volume of materials received at our facilities. We also generate revenue from the sale of recyclable materials to third parties.

Residential single-stream programs have greatly increased recycling volumes in North America. Single-stream recycling is possible through the use of various artificial intelligence and optical sorting technologies installed at MRFs. We are continually reviewing our existing recycling technology and assessing and implementing new technology in order to improve our sorting capabilities. We have invested in state-of-the-art technology at our MRFs, including elliptical fiber separation, optical sorting, fully automated high-speed sorting robots and other mechanical separation processes that allow us to achieve improved recovery of recyclable materials and produce high-quality processed recyclables. This technology is featured at most of our MRFs in both Canada and the United States.

We have also invested in dedicated facilities for the recycling of wood-based waste materials such as pallets, crates and lumber cut-offs into a range of products including wood flour-filler, garden mulch, animal bedding and others. Our wood recycling business creates value from wood waste, drives landfill diversion and eliminates the negative environmental impact of processing lumber.

Organics facilities recycle organic waste to produce a high-quality compost product, fertilizers and other soil supplements. Our organic facilities help communities reduce their overall GHG footprint by keeping organic waste out of landfills and by generating a compost product from recycled rather than virgin materials.

Environmental Services

Our Environmental Services segment is composed of our liquid waste management and our soil remediation services businesses. In January 2025, we announced that we had entered into a definitive agreement for the sale of our Environmental Services business for an enterprise value of $8.0 billion. See “General Development of the Business”.

Liquid Waste

In our liquid waste operations, we collect, consolidate, manage, transport and process hazardous and non-hazardous industrial and commercial waste, including contaminated wastewater, for treatment, recycling, recovery, disposal or beneficial use. We provide on-site industrial cleaning and waste processing services by deploying or co-locating specialized staff and equipment to a customer’s operating facility. We also resell liquid waste products including UMO and downstream by-products. Wherever possible, collected liquid waste (including UMO) is recycled and recovered for reuse through provincial stewardship programs in Canada. Within our liquid waste business, we also provide HAZMAT emergency response services, available 24 hours a day, 365 days a year. Our emergency response services allow us to provide timely technical responses to incidents involving road, rail or air transport, including the containment and proper transportation of hazardous waste to one of our approved facilities.

We provide liquid waste services to municipal, residential, and commercial and industrial customers. Revenue in our liquid waste operations is predominantly generated from fees charged to customers on a per service, volume and/or hourly basis as well as the sale of UMO and downstream by-products.

Our liquid waste operations include processing, collection and storage facilities, tank farms where we collect, temporarily store and/or consolidate waste streams for more cost-effective and efficient transportation to end users or to final recycling, treatment or disposal locations, as well as refinery facilities. The scale of our operations and breadth of our services also allow us to cross-sell solid waste services and liquid waste services to our customers in the markets where we operate these lines of business.

Soil Remediation

Our soil remediation operations are currently concentrated in Southern Ontario and the Northeastern United States, in addition to a facility in California. In this business line, we excavate and transport clean and contaminated soils and remediate and dispose of contaminated and remediated soils. Soil remediation facilities remediate contaminated soils for beneficial reuse, including in construction and development projects.

Revenue from our soil remediation operations primarily consists of fees for the remediation of contaminated soils, including excavation and transportation, as well as increased values of remediated soils through beneficial reuse. Fees are based on the volume of soil being remediated and are typically generated pursuant to short-term, project-specific contracts.

Customers

We have a large and diverse customer base across our operations. Our municipal customer base includes, among others, investment grade-rated municipalities, school boards, hospitals and other governmental agencies. Our commercial and industrial customers include large commercial property owners or managers, construction companies, entertainment and recreational facilities and small businesses, such as restaurants. In jurisdictions that have adopted EPR regulations, our customers may also include producers and producer responsibility organizations. We believe that the breadth of our customer relationships, long-term contracts and high renewal rates provide us with a high degree of revenue and margin stability and visibility. Our customer service representatives seek customer feedback and monitor customer call data in order to continually improve our performance and customer retention.

Information Management and Technology Systems

We have implemented robust infrastructure and information technology systems and have made significant investments in new technology as well as the innovation of existing management and operating processes.

We have core management information systems in place and believe they are scalable to support our future growth plans. This includes our enterprise resource planning system, which connects our accounting and planning functions across our network of facilities and operations. In addition, we have invested in fleet maintenance management and route optimization software systems, as well as in-cab telematics, in order to continually assess and improve our fleet and route management processes, as well as drive performance across our markets and business lines. A focus on fleet optimization and driving performance not only leads to cost savings but also to reductions in our GHG emissions and improved safety performance.

As part of our enterprise risk management, we provide our employees with information security training programs and employees are required to acknowledge our information technology policies on an annual basis.

Employees

As of December 31, 2024, we had approximately 20,000 employees across our operations, 52.2% in Canada and 47.8% in the United States. 10.4% of our employees are unionized or subject to a collective bargaining arrangement. In addition, as of December 31, 2024, 99% of our employees were employed under a permanent contract. The predictable and recurring nature of our business requires full time employees, although we occasionally use part time or seasonal employees as our needs dictate. We believe that we have positive and constructive relationships with our unionized and non-unionized employees.

We are bound by certain collective agreements, including agreements that cover all employees in the applicable province or state that provide a certain type of service, which are negotiated by provincial or state agencies without our direct involvement. Our unionized operations are covered by collective bargaining agreements with expiry dates ranging from 2025 to 2029.

We are invested in building and maintaining a varied and broad workforce and leadership team. We are implementing programs to encourage employee engagement and to support employee training and development within GFL. We continue to prioritize investing in human capital management, including through formal mentorship programs.

We are committed to fundamental human rights principles and maintain a comprehensive Human Rights Policy which sets out our commitment to treating all workers with respect and dignity, ensuring safe working conditions and conducting environmentally responsible and ethical operations. The Human Rights Policy formalizes the key principles we adhere to with respect to human rights, including inclusion and belonging, equal opportunity, freedom of association and collective bargaining, forced labour, human trafficking and child labour, supply chain transparency, working hours, wages and benefits and environmental responsibility. Our Human Rights Policy also establishes our expectation that our independent contractors and suppliers share our commitment and standards by adopting similar policies and upholding these values within their business operations. Our Human Rights Policy is made available to all our employees and can be accessed on our website at http://gflenv.com.

Health and Safety

Our Safe for Life program recognizes that our employees are our greatest asset and strongest resource in assessing, correcting and executing safe practices. Safe For Life provides our employees with best-in-class knowledge, training and tools to perform their jobs safely and effectively in compliance with all applicable regulatory requirements. In addition, as part of the Safe for Life Program, we have adopted technology (including electronic in-cab devices and software compliance tools) and innovations designed to help us achieve our health and safety goals.

We have been recognized by several health and safety organizations, as well as receiving Certificates of Recognition from the provinces of Alberta, British Columbia, Saskatchewan, Manitoba, Nova Scotia, New Brunswick and Newfoundland issued to companies that provide evidence of their ongoing commitment to safety in the workplace.

Our Entrepreneurial and Innovative Culture

We recognize that our employees often have great ideas for sustainable solutions for our customers and our operations and we encourage the adoption of their ideas into our business. In 2020, we launched our award-winning Environmental Innovation Program, which includes our Greenlight Innovation Workshop. The Greenlight Innovation Workshop empowers employees to find near-term sustainable solutions in our operations, with the goal of rolling out these solutions across our lines of business and markets.

Community Investment and Involvement

Giving back to the communities we serve is an important part of our corporate citizenship and is supported through initiatives like our Employee Sustainability Committees and Full Circle Project. Each Employee Sustainability Committee works to identify, develop and implement initiatives that minimize our environmental impacts at the workplace and encourage engagement with our communities to support local environmental causes and increase our community involvement. The Full Circle Project is a community-driven charitable giving program that lets our customers have a say in the categories of charities that we support. Our goal is to give financially to local, high-impact charities and, more importantly, to build relationships with them. The Full Circle Project enables our employees to be leaders and show support for their communities which we believe drives employee engagement and reinforces the entrepreneurial culture that is key to our overall success.

Government Regulation

Our operations are subject to a broad range of federal, provincial, state and local laws and regulations in the provinces, states or municipalities in Canada and the U.S. in which we operate. We currently operate solely in Canada and the United States, and we do not operate in any “sensitive countries” or select jurisdictions for operation or incorporation based on tax regimes. The laws and regulations to which we are subject include requirements to obtain permits, approvals, licenses or other governmental authorizations before engaging in various aspects of our operations or as our operations change. Some of these requirements govern our operations at our facilities, the services we perform at our customers’ facilities, as well as the transport of wastes from our own or our customers’ facilities to our own or third party facilities, including limitations of the types or volume of waste materials that we are authorized to transport, receive, store, treat, recycle or dispose and obligations to investigate, clean-up or take other corrective actions related to any unauthorized release of regulated materials into the environment. Compliance with this broad range of regulatory requirements requires us to incur both capital and operating expenditures, can be costly and, in some instances, difficult to achieve. If we violate any of these laws or regulations, we may be subject to civil or potentially criminal prosecution which may result in the imposition of fines and penalties, some of which may be significant, additional restrictions or limitations on our facilities or operations as well as the denial or revocation of permits, licenses or authorizations that we require to operate our business. While we believe that our internal management systems are configured to keep our operations in material compliance with applicable federal, state, provincial and local laws, permits, orders and regulations, and that our current operating and capital budgets are adequate to address future compliance costs, there can be no assurance in this regard. We also anticipate that, given the nature of our business, there will continue to be increased regulation, legislation and regulatory enforcement actions related to our operations. We attempt to anticipate future regulatory requirements and to plan accordingly to remain in compliance with all applicable regulatory frameworks.

Canadian Environmental Regulations

Our Canadian operations are primarily regulated by provincial environmental and health and safety legislation, which varies from province to province. Generally, across our business lines, any activity that poses a risk of discharge or release of any material designated as a “contaminant” into the environment requires appropriate provincial permits or approvals as well as compliance with applicable, and frequently changing, federal and provincial environmental legislation and regulations. These include provincial legislation that governs discharges into the air, land or water and requirements to avoid, reduce and/or clean up substances or wastes discharged into the environment. Our operations are also regulated by municipal by laws, including regarding zoning, land use, air emissions, noise, nuisance, wastewater discharge and fill importation.

In several provinces in which we operate, there has been an increasing focus on regulations that encourage or mandate recycling and waste reduction by consumers as well as by certain industrial, commercial, and institutional waste generators. These regulations include laws which prohibit or financially penalize the disposal in landfills of certain types of wastes, such as food and yard waste, tires, batteries, electrical and electronic equipment and certain construction and demolition materials, and there are also efforts to reduce the use of certain materials (e.g., bans on single-use plastics).

EPR regulations are in place or being developed for different materials in provinces where we operate, which are regulations that are designed to place either partial or total responsibility on producers to fund the post use life cycle of the products they create. Along with the funding responsibility, producers may be required to take over management of local recycling programs by taking back their products from end users or managing the collection operations and recycling processing infrastructure. For example, Alberta, British Columbia, Manitoba, New Brunswick, Nova Scotia, Ontario, Quebec and Saskatchewan have all implemented or are in process of implementing EPR regulations for certain materials and we expect that provinces across Canada will continue to adopt or extend further EPR legislation in the future.

Federal statutes in Canada also govern certain aspects of our operations, including GHG emissions from our facilities and the cross-border transport of certain kinds of waste between Canada and the U.S. and between provinces in Canada. For example, some of our operations are subject to federal legislation including the Canadian Environmental Protection Act and regulations, particularly the Export and Import of Hazardous Waste and Hazardous Recyclable Material Regulations, the Greenhouse Gas Pollution Pricing Act and the Transportation of Dangerous Goods Act and regulations.

The expansion or establishment of certain waste management projects in Canada, including landfills, may also be subject to provincial and/or federal environmental assessment requirements.

All of our business lines are subject to periodic environmental reporting and permitting requirements. Our soil remediation operations are subject to various regulations and standards, including those regulating the permitted levels of contaminants in soil and the disposal of contaminated soil. Our solid and liquid waste operations are subject to extensive governmental regulation of the collection, transportation, processing, storage and disposal of waste, including matters such as the reporting of spills and discharges of contaminants, standards for the operation of waste management systems, transfer stations, landfills, organic waste facilities and storage and processing facilities and prescribed systems for monitoring specified wastes, as well as requirements to post financial assurances to secure closure and post closure obligations of our facilities.

Remediation of contamination in connection with our business is primarily regulated by provincial environmental laws. While each province has its own regulatory regime, remediation orders can generally be issued on a joint and several liability basis to persons who caused or permitted the discharge of a contaminant, persons who owned the discharged substance, as well as current and past owners of lands or the source of the contamination and persons who have or have had charge, management or control over lands or the source of the contamination, regardless of fault.

In our solid waste and soil remediation operations, we are required to possess appropriate permits in order to collect waste and to conduct operations at our transfer stations, landfills, organic waste facilities and soil remediation facilities. In some jurisdictions, MRFs also require permits to operate. The final disposal of clean and remediated soil is also typically subject to control under municipal fill and site alteration by laws. In the liquid waste industry, the collection, transport, processing and disposal of liquid waste requires appropriate permitting. The generation and movement of liquid and hazardous wastes are also subject to provincial generator registration and manifesting requirements. The development of new waste transportation, storage, processing, remediation and disposal facilities also typically require specific waste management approvals. The development of new clean or remediated soil disposal sites also often requires specific municipal permits. Any difficulty in obtaining or maintaining such permits, licenses and approvals or any imposition of more stringent requirements of local government bodies with respect to zoning, land use and licensing could result in a delay in our ability to develop or commence operation at any new facility or to maintain operations at our existing facilities as well as increased costs of compliance.

The Canadian federal government and several Canadian provinces in which we have operations have enacted laws to regulate GHG emissions. The Canadian federal government’s Greenhouse Gas Pollution Pricing Act took effect in 2018 and establishes a national carbon pricing regime. Provinces and territories in Canada may choose to implement their own carbon pollution price or cap and trade system that is no less stringent in respect of fuel distribution, industrial emissions or both. If they do not do so, then the federal system applies. The federal carbon pricing regime consists of a carbon levy applied to fossil fuels that emit GHG paid by fuel producers, distributors and certain prescribed users of fossil fuels and an output based pricing system applied to certain large-emitter industrial facilities with reported emissions of 50,000 tonnes of carbon dioxide equivalent (“CO2e”) or more per year. Currently, the federal system applies fully or partially in all provinces in which we have operations, except for Quebec and British Columbia, which adopted legislation that limits GHG emissions through requirements of specific controls, carbon levies, cap and trade programs or other measures. The impact of increased carbon taxes, however, is passed on to consumers in the price of fuel, as well as other products used in our operations.

Under the Greenhouse Gas Reporting Program, enacted by the federal government under the Canadian Environmental Protection Act, all facilities that emit 10,000 tonnes or more per year of GHG in CO2 equivalent units are required to report their GHG emissions annually.

In June 2021, the federal government in Canada enacted the Canadian Net-Zero Emissions Accountability Act. The Act requires the federal Minister of the Environment and Climate Change to set national targets for the reduction of GHG emissions on a rolling five-year basis, with targets being established on the “milestone years” of 2030, 2035, 2040 and 2045 in order to achieve a net-zero emissions target by 2050. The Canadian government has also confirmed its intention to increase the federal carbon tax from $50 per tonne of CO2e in 2022 by $15 per tonne per year starting in 2023 to reach $170 per tonne in 2030. The adoption of such climate accountability legislation, including laws relating to carbon taxes, may require us to implement measures to reduce GHG emissions from our operations or to accelerate the timing of adoption of measures to reduce our GHG emissions. Climate accountability legislation may also have the effect of increasing the demand of our customers for more sustainable solutions including alternative solutions to landfill disposal such as compost processing, soil remediation and materials recycling, as well market demand for renewable energy generated from landfill gas.

Recently, the federal government has been taking steps towards regulating PFAS, including publishing reports on the impacts and recommendations on management of PFAS for public comment. Certain limited regulations on PFAS are also being discussed or developed at provincial levels. Depending on the scope of the final regulations, any such new requirements could increase the cost of our operations, while also presenting potential business opportunities for PFAS management, treatment and disposal.

All of the laws and requirements discussed above are subject to changes and developments. We continue to monitor the status of the various legislative initiatives going forward and the impact any such developments may have on our Canadian operations.

U.S. Environmental Regulations

In our U.S. operations, regulations applicable to our business are administered by the United States Environmental Protection Agency (the “EPA”) and various other federal, state and local environmental, zoning, health and safety agencies. Further, under certain circumstances, a number of U.S. environmental laws and regulations to which our operations are subject authorize the institution of lawsuits by private citizens and entities other than environmental regulatory authorities to enforce those laws and regulations.

In order to transport waste in the United States, we must have one or more permits from state or local agencies. These permits also must be periodically renewed and are subject to modification and revocation by the issuing agency. Similarly, we are often required to have a local government franchise, which franchise may expire and be subject to modification or revocation.

In order to develop, own, operate, expand or modify a landfill, a transfer station or other solid waste facilities, we are required to go through several governmental review processes and obtain one or more permits and often zoning or other land use and local government approvals. Obtaining these permits and zoning, land use and local government approvals is difficult, time consuming and expensive. In addition, this process is often opposed by various state and local elected officials and citizens’ groups, including groups advancing environmental justice concerns. Once obtained, operating permits generally must be periodically renewed and are subject to periodic modification and, under some circumstances, revocation by the issuing agency.

Our U.S. facilities are subject to a variety of operational, monitoring, site maintenance, closure, post-closure and financial assurance obligations that change from time to time and which could give rise to increased capital expenditures and operating costs. U.S. governmental authorities have broad power to enforce compliance with these laws and regulations and to obtain injunctions or impose civil or criminal penalties in the case of violations.

In connection with our landfills, it is often necessary to expend considerable time, effort and money in complying with the governmental review and permitting process necessary to maintain or increase the capacity of these landfills. The principal federal, state and local statutes and regulations applicable to our various U.S. operations are as follows:

The Resource Conservation and Recovery Act

The Resource Conservation and Recovery Act (“RCRA”), as amended, regulates the treatment, storage and disposal of hazardous and nonhazardous waste and delegates authority to states to develop programs for the safe disposal of solid waste. In 1991, the EPA issued its final regulations under Subtitle D of RCRA, which set forth minimum federal performance and design criteria for solid waste landfills. These federal regulations, which have from time to time been amended, are typically implemented by the states, although states can impose requirements that are more stringent than the Subtitle D standards. RCRA also imposes extensive operational, recordkeeping and reporting obligations. We incur costs in complying with these standards in the ordinary course of our operations.

The Comprehensive Environmental Response, Compensation and Liability Act of 1980

The Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”), also known as Superfund, provides for authorized federal authorities to respond directly to releases or threatened releases of hazardous substances (which CERCLA defines substantially more broadly than hazardous wastes under RCRA or similar laws) into the environment. CERCLA also imposes strict liability for cleanup of certain contaminated sites upon current and former site owners and operators, generators of the hazardous substances at the site and transporters who selected the site and transported hazardous substances to it. Liability under CERCLA is strict, joint and several and not dependent on the intentional or negligent release of hazardous substances; it can be based upon the release or threatened release of hazardous substances, even as a result of lawful, unintentional and non-negligent action. The EPA may issue orders requiring responsible parties to clean up affected sites, or may seek recovery of funds spent or to be spent in the future performing the site cleanup. CERCLA also allows for private parties that have incurred cleanup costs to bring cost-recovery actions against responsible parties as provided under the statute. Further, liability for damage to natural resources may also be imposed under CERCLA. We may become subject to liability under CERCLA as a result of our operations, as a result of conditions on properties we own or operate or formerly owned or operated or as a result of waste shipments we may make to third-party disposal or treatment facilities. Various states have enacted laws analogous to and independent of CERCLA that also impose liability, which is typically strict and joint and several, for investigation, cleanup and other damages associated with the release of hazardous or other regulated substances.

We may handle hazardous substances within the meaning of CERCLA, or hazardous and other substances regulated under similar state statutes, in the course of our ordinary operations. As a result, we may be jointly and severally liable under CERCLA or similar state statutes for all or part of the costs required to clean up sites if and where these substances have been released into the environment. CERCLA and these analogous state laws may also expose us to liability for acts or conditions that were in compliance with applicable laws at a prior time.

Regarding PFAS, the EPA published a final rule on May 8, 2024 designating two of the most widely used PFAS – PFOA and PFOS – as CERCLA hazardous substances This rule creates potential liability under CERCLA for downstream recipients of PFAS, including passive receivers such as our landfills, as well as waste transporters. Further, as a designated CERCLA “hazardous substance” these PFAS are also required to be listed and regulated as “hazardous materials” by the Department of Transportation under the Hazardous Materials Transportation Act, which could give rise to additional licensing requirements, as well as increased liability and operating costs.

The Federal Water Pollution Control Act of 1972

The Federal Water Pollution Control Act of 1972, known as the Clean Water Act, establishes rules regulating the discharge of pollutants from a variety of sources, including leachate from solid waste disposal sites and wastewaters from transfer stations, that are discharged directly into waters of the United States or discharged indirectly for pre-treatment to publicly owned treatment works. Various states in the United States in which we operate now or might operate in the future have delegated authority to implement the Clean Water Act permitting requirements, and some of these states have adopted requirements that are more stringent than the federal requirements. On October 18, 2021, the EPA issued its PFAS Strategic Roadmap, which lays out the agency’s approach for addressing environmental impacts from PFAS. This roadmap outlines the EPA’s plan to set effluent guidelines for PFAS under the Clean Water Act for certain industrial discharges. Because landfills are identified in the roadmap as a source of PFAS, it is expected that the EPA will eventually set PFAS discharge limits for landfill leachate disposed through a National Pollutant Discharge Elimination System (“NPDES”) permit or to a publicly-owned treatment works.

The Clean Air Act of 1970

The Clean Air Act, as amended, provides for regulation, through state implementation of federal requirements, of the emission of air pollutants from certain landfills based upon the size of the landfill, the date of landfill construction and the amount of regulated pollutants emitted per year. Certain of our operations are subject to the requirements of the Clean Air Act, including our large MSW landfills.

In 1996, the EPA issued New Source Performance Standards (“NSPS”) and emissions guidelines (“EG”) controlling landfill gases from new and existing large MSW landfills. In January 2003, the EPA issued Maximum Achievable Control Technology (“MACT”) standards for MSW landfills subject to the NSPS. These regulations impose limits on air emissions from large MSW landfills, subject to certain operating permit requirements under Title V of the Clean Air Act, and, in many instances, require installation of landfill gas collection and control systems to control emissions or to treat and utilize landfill gas on- or off-site. The EPA entered into a settlement agreement with the Environmental Defense Fund to evaluate the 1996 NSPS for new landfills as required by the Clean Air Act every eight years and then revise them if deemed necessary.

In July 2016, the EPA issued final NSPS to reduce emissions of methane (a GHG) for municipal waste solid waste landfills that commence construction, reconstruction, or modification after July 14, 2014, and that have a design capacity of 2.5 million metric tons and 2.5 million cubic meters of waste. The EPA also updated the EG for existing landfills of the same size (constructed, modified, or reconstructed on or before July 17, 2014). Both actions require affected landfills to install and operate a gas collection control system within 30 months after landfill gas emissions reach a new, lower threshold of 34 metric tons of non-methane organic compounds or more per year (whereas the previous threshold was 50 metric tons). Closed landfills under the rule remain subject to the current threshold of 50 metric tons per year.

In May 2021, the EPA promulgated a federal plan to enforce the EG in 42 states and territories that had not submitted state plans to implement the 2016 EG for landfills existing as of July 14, 2014. The new rules apply to the same category of landfills as the NSPS, specifically, landfills with a design capacity of 2.5 million metric tons and 2.5 million cubic meters or more of waste. These landfills are required to install and operate a gas collection control system within 30 months after landfill gas emissions reach 34 tons of non-methane organic compounds or more per year.

In March 2020, the EPA finalized a residual risk and technology review of the existing 2003 MACT rules. The EPA determined that risks from the MSW source category are acceptable and identified no developments in practices, processes or control technologies that would further reduce emissions of hazardous air pollutants. In February 2022, the EPA issued technical revisions to the March 2020 MACT rule to align the timing of compliance for certain requirements involving the installation of a gas collection and control system with the NSPS rules.

On October 25, 2024, the EPA opened a non-regulatory docket to obtain information to help the EPA improve the current state of regulatory controls over landfill gas emissions. In conjunction with this notice, the EPA issued a series of white papers on topics ranging from improving cover integrity to accelerating the installation of gas wells to increasing gas collection rates. Based on the notice, some industry observers expect the EPA to propose changes to the NSPS rules in 2025. Also, in September 2024, the EPA issued two methane-related enforcement alerts concerning regulatory compliance issues at MSW landfills. One alert addresses proper monitoring techniques and system maintenance, and the second alert focuses on ensuring landfill operators are properly calculating the amount of degradable waste-in-place before determining gas emissions.

The EPA recently modified, or is in the process of modifying, other standards promulgated under the Clean Air Act in a manner that could increase our compliance costs. For example, the EPA has discussed modifying national ambient air quality standards, or NAAQS, applicable to carbon monoxide and oxides of sulfur and nitrogen, as well as other standards, to make them more stringent.

We continue to monitor periodic final and proposed rules to increase the stringency of certain National Ambient Air Quality Standards, and related PSD increment/significance thresholds that could affect the cost, timeliness and availability of air permits for new and modified large MSW landfills and landfill gas-to-energy facilities. In general, controlling emissions involves installing collection wells in a landfill and routing the gas to a suitable energy recovery system or combustion device.

GHG Regulatory Developments and Climate Change

As described above, in the field of solid waste, GHG emissions, primarily in the form of methane, can be generated by landfills. The U.S. has introduced a variety of legislative and regulatory measures focused on restricting the emission of carbon dioxide, methane and other GHGs, though the scope and nature of the measures in large part depend upon the governing political party. In August 2022, President Biden signed into law the Inflation Reduction Act of 2022, which implements a number of measures that are expected to reduce carbon emissions by roughly 40% below 2005 levels by 2030. In August 2023, the EPA issued a memorandum listing landfill methane emissions as an enforcement priority. In October 2023, the EPA issued a report finding that methane emissions from food waste in landfills represents an estimated 58 percent of the fugitive methane emissions (i.e., those released to the atmosphere) from municipal solid waste landfills. In December 2024, the EPA issued an update on its efforts to mitigate climate change, including a report on its landfill inspections and enforcement cases addressing methane gas emission. There has also been support in various regions of the U.S. for legislation that requires reductions in GHG emissions, and some states have already adopted legislation addressing GHG emissions from various sources. We continue to monitor the status of various rules and regulations going forward and the impact any such developments may have on our U.S. operations. The adoption of climate change legislation or regulations restricting emissions of GHG or ameliorating the effect of climate change may require our U.S. landfills to deploy more stringent emission controls and could increase the cost of our U.S. operations.

PFAS

PFAS are a group of man-made chemicals that contain nearly 5,000 different compounds. PFAS are ubiquitous and can be found in a variety of everyday products, including stain- and water-resistant fabrics and carpeting, cleaning products, cookware, paints and fire-fighting foams. In December 2020, the EPA released its Interim Guidance on the destruction and disposal of PFAS and materials that contain PFAS. The Interim Guidance discusses three technologies that may be effective to destroy or control migration of PFAS in the environment and are commercially available, including thermal treatment (incineration, kilns), landfilling and underground injection. On October 18, 2021, the EPA issued its PFAS Strategic Roadmap, which lays out the agency’s approach for addressing environmental impacts from PFAS. This roadmap sets out the EPA’s strategy for regulating PFAS across a variety of environmental programs including a national testing strategy for health and environmental impacts under the authority of the Toxic Substances Control Act, the promulgation of drinking water standards under the Safe Drinking Water Act, limiting the discharge of PFAS into waterways through the issuance of effluent guidelines under the Clean Water Act, the listing of some PFAS as hazardous substances under CERCLA, the listing of some PFAS as a hazardous waste under RCRA and the listing of some PFAS as hazardous air pollutants under the Clean Air Act.

In November 2024, the EPA published its Third Annual Progress Report summarizing the EPA’s progress in implementing the PFAS Strategic Roadmap during the Biden Administration. The EPA’s regulatory actions over the past year include the following: On April 26, 2024, the EPA published a final rule under the Safe Water Drinking Act to establish Maximum Contaminant Levels (“MCLs”), legally enforceable standards, for six PFAS substances in drinking water. The EPA set an MCL of 4.0 parts per trillion (ppt) for PFOA and PFOS and an MCL of 10.0 ppt for PFNA, PFHxS, PFBS, and Hexafluoropropylene oxide dimer acid (Gen-X chemicals). It also established a Hazard Index MCL for mixtures of four PFAS, PFNA, PFHxS, PFBS, and Gen-X chemicals finding that the combination of these PFAS substances can pose a health risk greater than each chemical on its own. Under the final rule, drinking water utilities are required to monitor for PFAS for the first three years, or until 2027. Starting in 2027 and continuing until 2029, the utilities would be required to report on PFAS results and then, starting in 2029, they would be required to comply with the MCL standards. Three separate petitions, on behalf of water utility associations, chemical manufacturing trade groups and The Chemours Company, have been filed in the D.C. Court of Appeals challenging the final rule, but the effect of these appeals on the final rule is uncertain.

With respect to the clean-up of existing PFAS contamination, on May 8, 2024, the EPA issued a final rule listing PFOA and PFOS as hazardous substances under CERCLA. This action subjects PFOA and PFOS to the enforcement, clean-up, and cost recovery provisions of CERCLA. Three separate petitions challenging this rule have been filed by industry groups and the U.S. Chamber of Commerce. The effect of these appeals on the final rule is uncertain. Addressing comments from various industries, known as “passive receivers,” on April 19, 2024, the EPA issued a memorandum, “PFAS Enforcement Discretion and Settlement Policy under CERCLA.” In this memorandum, the EPA indicated that, for equitable reasons, it did not intend to pursue certain potentially responsible parties for PFAS releases under CERCLA. These parties include community water systems, publicly owned treatment works, farms where biosolids are applied to the land and “publicly owned/operated municipal solid waste landfills.” Although privately held landfills are not specifically identified as falling within the EPA’s enforcement discretion, these landfills may be captured in a section of the memorandum where the EPA lists other factors it will consider for exercising enforcement discretion against other parties. The EPA’s enforcement discretion, however, whether exercised with respect to publicly or privately owned and operated landfills, would not apply to private cost recovery actions under CERCLA.

In April 2024, the EPA issued updated guidance identifying methods for disposing and destroying PFAS-containing materials. Meanwhile, under the RCRA, in April 2024 the EPA proposed to list nine PFAS compounds as hazardous constituents, the first step to listing these substances as RCRA hazardous wastes. The listing of PFAS compounds as RCRA hazardous wastes would subject many PFAS wastes to RCRA’s “cradle-to-grave” management scheme, and have regulatory impacts upon generators, transporters, and disposal facilities.

The EPA, in its August 17, 2023 Memorandum, setting National Enforcement and Compliance Initiatives for FY 2024-2027, lists as a new initiative, “Addressing Exposure to PFAS.” The goal of this initiative is to identify and characterize PFAS contamination near manufacturing facilities, and to provide oversight of PFAS characterization and control activities at federal facilities.

In December 2022, the EPA published a Memorandum, “Addressing PFAS Discharge in NPDES Permits and Through the Pretreatment Program and Monitoring Programs.” This memorandum identifies actions that the EPA and the states can take under existing Clean Water Act authorities, including testing, monitoring and best management practices, in advance of EPA rulemaking setting PFAS pretreatment and effluent guidelines under the Clean Water Act. The memorandum recommends that NPDES permit holders utilize EPA Method 1633 to monitor and analyze PFAS substances in their discharges. In December 2024, the EPA, in consultation with the Department of Defense, published its latest version of a test method (Method 1633A) for analyzing PFAS in leachate, non-potable water, soils, and biosolids. Although this method has not proceeded through the rulemaking process and is not legally required, EPA nonetheless recommends its usage.

On September 28, 2023, the EPA released its final reporting and recordkeeping requirements for PFAS under the Toxic Substances Control Act. The final rule requires all manufacturers, including importers, of PFAS and PFAS-containing articles in any year since 2011, to submit to the EPA information regarding its PFAS uses, production volumes, byproducts, disposal, exposures and existing information on environmental or health effects. Entities that have manufactured or imported PFAS-containing materials in any year since 2011 will have until April 2025 to submit this one-time report to the EPA. In January 2024, the EPA added six additional PFAS compounds to the Toxic Release Inventory for the 2024 reporting year, and then, in October 2024, proposed a rule to add 16 individual PFAS and 15 categories of PFAS to the Toxic Release Inventory.

In addition to the EPA’s actions to regulate PFAS on the federal level in the U.S., more than 20 U.S. states have also issued legislation or guidance imposing regulatory controls on PFAS, including drinking water and clean-up standards. In August 2024, three states (New Jersey, New Mexico and North Carolina) petitioned the EPA to list certain PFAS as hazardous air pollutants under Clean Air Act and to establish emission standards from source categories. The EPA has 18 months to respond to the petition. Several state legislatures and state agencies have been evaluating or have taken various regulatory actions related to PFAS in the environment, including proposing or finalizing cleanup standards for PFAS in soil and water, groundwater standards, surface water standards, and/or drinking water standards for PFOS, PFOA, and other PFAS.

Compliance with new PFAS regulations may require our landfills to monitor groundwater, leachate or other environmental media for PFAS, pre-treat leachate, or restrict the disposal of some PFAS-containing wastes. Increased regulatory attention to PFAS discharges upstream of pretreatment facilities or water utilities may also lead to litigation against us. Any such new regulations could also increase the cost of our U.S. operations, while also presenting potential business opportunities for PFAS management, treatment and disposal.

Fuel Efficiency Standards

Emission and fuel economy standards have also been imposed on manufacturers of transportation vehicles (including heavy-duty waste collection vehicles). On April 22, 2024, the EPA issued a final rule, “Greenhouse Gas Emissions Standards for Heavy-Duty Vehicles – Phase 3.” This rule sets standards to reduce greenhouse gas emissions from heavy-duty vehicles beginning in model year 2027. This rule follows the EPA’s Heavy-Duty Phase 2 program from 2016 that applied to model years 2021-2027. The new standards will be applicable to heavy-duty vocational vehicles, including refuse haulers, delivery trucks, and buses. On June 24, 2024, the National Highway Traffic Safety Administration promulgated new vehicle fuel economy standards applicable to heavy-duty pick-up trucks and vans for model years 2030-2032, which will require manufacturers to comply with fuel economy standards that increase at a rate of 10 percent per year, and for model years 2033-2035, that increase at a rate of 8 percent per year. These rules could have a material adverse effect on our financial condition, results of operations and cash flows due, in part, to the dependence of our operations on such vehicles.

State and Local Regulations

Each state in the United States in which we operate or might operate in the future has laws and regulations, as well as common law doctrines, governing waste and air pollution and the generation, storage, treatment, handling, transportation and disposal of solid waste, and, in most cases, the siting, design, operation, maintenance, closure and post-closure maintenance of landfills and transfer stations. We must comply with these laws and regulations. In addition, many states have adopted statutes comparable to, and in some cases more stringent than, CERCLA. These statutes impose requirements for investigation and cleanup of contaminated sites and liability for costs and damages associated with such sites, and some provide for the imposition of liens on property owned by responsible parties. Furthermore, many local governments have adopted ordinances, local laws and regulations affecting our U.S. operations. These include zoning and health measures that limit solid waste management activities to specified sites or activities, flow control provisions that direct the delivery of solid wastes to specific facilities or limit the ability of a landfill or transfer station to accept wastes originating from outside certain geographic areas, laws that grant the right to establish franchises for collection services and then put out for bid the right to provide collection services, and bans or other restrictions on the movement of solid wastes into a municipality.

Permits and approvals may limit the types and volume of waste that may be accepted at certain of our facilities, including our landfills, transfer stations and organic waste facilities. In addition, permits and approvals, as well as some state and local regulations in the United States, might limit a landfill or transfer station to accepting waste that originates from specified geographic areas or seek to restrict the importation of out-of-state waste or otherwise discriminate against out-of-state waste. Generally, restrictions on the importation of out-of-state waste have not withstood judicial challenge. However, from time to time federal legislation is proposed which would allow individual states to prohibit the disposal of out-of-state waste or to limit the amount of out-of-state waste that could be imported for disposal and would require states to reduce the amounts of waste exported to other states. Although Congress has not yet passed such legislation, if this or similar legislation were enacted, U.S. states in which we operate landfills could act to limit or prohibit the importation of out-of-state waste. Such U.S. state actions could materially adversely affect landfills within those states that receive a significant portion of waste originating from out-of-state.

In addition, some U.S. states and localities may for economic or other reasons restrict the export of waste from their jurisdiction or require that a specified amount of waste be disposed of at facilities within their jurisdiction. In 1994, the U.S. Supreme Court held unconstitutional, and therefore invalid, a local ordinance that sought to impose flow controls on taking waste out of the locality. However, in 2007, the U.S. Supreme Court upheld the right of a local government to direct the flow of solid waste to a publicly owned and publicly operated waste facility. A number of county and other local jurisdictions have enacted ordinances or other regulations restricting the free movement of solid waste across jurisdictional boundaries. Other governments may enact similar regulations in the future.

These restrictions could result in the volume of waste going to landfills that we own or operate being reduced in some areas, which could adversely affect our ability to operate our landfills at their full capacity and/or affect the prices that can be charged for landfill disposal services. These restrictions might also result in higher disposal costs for our collection operations. If we were unable to pass such higher costs through to our customers, our business, financial condition and results of operations could be materially adversely affected.

As in Canada, there has been an increasing trend at the state and local level to mandate and encourage waste reduction at the source and waste recycling, and to prohibit or restrict the disposal of some types of solid wastes, such as yard wastes, leaves and tires, in landfills. The enactment of regulations reducing the volume and types of wastes available for transport to and disposal in landfills could affect our ability to operate our facilities at their full capacity.

Regulations establishing EPR are also being considered in the United States. There is currently no federal law establishing EPR in the United States; however, state and local governments could, and in some cases have, taken steps to implement some aspects of EPR regulations. In addition, some manufacturers have implemented voluntary programs to collect and recycle their products. A significant reduction in the waste, recycling and other streams we manage as a result of the broad adoption at the federal level or by state or local governments of EPR regulations could have a material adverse effect on our financial condition, results of operations and cash flows.

Occupational Health and Safety Legislation

Each province in Canada establishes and administers an occupational health and safety regime. These regimes generally identify the rights and responsibilities of employers, supervisors and workers. Employers are required to implement all prescribed safety requirements and to exercise reasonable care to protect employees from workplace hazards, among other things. In the United States, the Occupational Safety and Health Act of 1970, also known as “OSHA”, establishes employer responsibilities and authorizes the promulgation by the U.S. Occupational Safety and Health Administration of occupational health and safety standards, including the obligation to maintain a workplace free of recognized hazards likely to cause death or serious injury, to comply with worker protection standards established by OSHA, to maintain records, to provide workers with required disclosures and to implement health and safety training programs. OSHA standards are also administered by many state agencies whose programs have been approved by the U.S. Occupational Safety and Health Administration. Such state agencies must have programs at least as effective as the U.S. Occupational Safety and Health Administration. Some states have adopted standards that are stricter than U.S. Occupational Safety and Health Administration standards.

Employment Regulations

In Canada, we are subject to provincial labour and employment laws that govern our relationship with our employees, such as minimum wage, overtime and working condition requirements and employment standards legislation. In the United States, we are subject to federal, state and local laws and regulations regarding our employees, including those regarding classification of employees as overtime exempt or non exempt, minimum wage, allowance of rest and meal breaks, various leave laws covering family, medical, military, and other types of leaves, payment of overtime wages requirements, and various anti-discrimination laws.

Transportation Legislation

Our fleet operations are subject to applicable general transportation and dangerous goods transportation legislation in the provinces and states in which we transport waste. If collected waste is transported on roads regulated under Canadian government regulations, the Transportation of Dangerous Goods Act also applies. These standards apply to our vehicles as well as to our drivers. In the United States, we are subject to federal, state and local laws and regulations regarding our transport activities, such as safety, security, hours of service, required registration and licensing to engage in our operations, handling of hazardous materials, insurance requirements and financial responsibility. The regulators responsible for such laws and regulations regularly conduct reviews and audits to determine compliance with the regulatory requirements.

Competition

The North American environmental services industry is highly fragmented. Competition in each of the business lines in which we operate comes from both large public or private companies with a national presence and privately-owned regional or local players. Competition exists within the industry not only for collection, transportation and disposal volume, but also for acquisition candidates.

Competition for customers across our business is based primarily on price and quality of service. Our municipal and commercial and industrial contracts in our solid and liquid waste operations and some work in our soil remediation operations are subject to periodic competitive bidding. In certain markets in our solid waste operations, we also compete with municipal operators of collection and disposal facilities which may have financial and other advantages over us because of their ability to flow control waste streams to their own disposal facilities, as well as their access to tax revenues and tax-exempt financing, as well as user fees and similar charges. The impact of actions taken by our competitors may, from time to time, cause us to reduce our prices, or if we elect not to match prices offered by competitors, to lose business.

Intellectual Property Rights

We have registered the “GFL Green for Life” and “Green Today Green for Life” trademark names and designs with the Canadian Intellectual Property Office and the U.S. Patent and Trademark Office. In addition, we hold a number of registered and unregistered trademarks including “GFL Environmental”, “GFL” and others accumulated as a result of our historical acquisitions. We believe that our trademarks and other intellectual property rights are important to our success and our competitive position, and that we have taken the appropriate steps to protect such rights. In particular, our registered trademarks and service marks are valuable assets that distinguish our brand and reinforce our consumers’ positive perception of our operations.

Seasonality

Our operating revenues tend to be higher in the second and third quarters, due to the higher volumes of waste generated during the summer months in many of our solid waste markets, and lower in the first quarter, primarily due to winter weather conditions, which can also impact the level of activity in our liquid waste and soil remediation businesses. Our operations can be adversely affected by periods of inclement or severe weather, which can increase the volume of waste collected under our existing contracts, delay the collection and disposal of waste, reduce the volume of waste delivered by third parties to our disposal sites, delay the construction or expansion of our landfill sites and other facilities, or cause us to incur incremental labour, maintenance and equipment costs and penalties under municipal contracts, some or all of which we may not be able to pass on to our customers. In addition, changes in demand for soil remediation services are typically reactive and correspond directly with demand cycles in the infrastructure industry as infrastructure projects generate a significant majority of the demand for soil remediation services.

Liability and Insurance Bonding

We post performance bonds in favour of applicable governmental authorities as a condition of issuing some of our environmental compliance approvals for our permitted facilities. In addition, some municipal solid waste contracts and soil remediation projects may require us to post performance or surety bonds to secure our contractual performance.

Facilities and Technology

Our facilities and other principal properties consist of land and buildings, including landfills, transfer stations, MRFs, soil remediation facilities, organic waste facilities, liquid waste storage and processing facilities, as well as vehicles and equipment to service our operations.

Our principal offices are located in Vaughan, Ontario, Canada, where we occupy approximately 66,000 square feet under a lease that expires in 2028. We also maintain corporate offices in Miami, Montreal, Edmonton and Raleigh and regional administrative offices in other markets.

We own a variety of equipment, including waste collection and transportation vehicles, related support vehicles, containers and heavy equipment used in landfill, collection, transfer station, MRFs and organic waste facilities and in our soil remediation operations. In our solid waste operations, we have invested in CNG fueling stations and highly efficient CNG fueled solid waste collection vehicles, which as of December 31, 2024, comprised approximately 23% of our solid waste collection fleet. As we replace and add new vehicles to our fleet, we intend to increase our CNG or alternative fuel vehicle count.

We have also invested in new technologies such as the addition of side arm loaders to our fleet which we believe will maximize the utilization of our fleet and further support a safer working environment. Fleet standardization initiatives have improved purchasing efficiency, reduced capital expenditure variability and maintenance turnaround time, and minimized parts inventory while also enhancing the overall customer experience and the safety of our employees.

We believe that our existing facilities and equipment are adequate for our current operations. However, we expect to make additional investments in property and equipment for expansion and replacement of assets in connection with future acquisitions.

DIVIDENDS

For Fiscal 2022, we paid a quarterly cash dividend of US$0.012 for each outstanding subordinate voting share and multiple voting share of the Company, for Fiscal 2023, we paid a quarterly cash dividend of US$0.013 for each outstanding subordinate voting share and multiple voting share of the Company and for Fiscal 2024, we paid a quarterly cash dividend of US$0.014 for each outstanding subordinate voting share and multiple voting share of the Company. Subject to results of operations, financial condition, earnings, capital requirements and other factors that our board of directors deems relevant, it is the intention of the board of directors to continue declaring quarterly cash dividends. Unless otherwise indicated, all dividends are expected to be designated as eligible dividends in accordance with subsection 89(14) of the Income Tax Act (Canada) and any applicable corresponding provincial or territorial provisions.

We intend to pay such planned quarterly dividends with cash generated from our operations. The amount and timing of the payment of any dividends are not guaranteed and are subject to the discretion of the board of directors, compliance with applicable law and any contractual provisions, including under the Credit Agreements and other agreements governing our current and future indebtedness that restrict or limit our ability to pay dividends. While our ability to pay dividends is limited by the Credit Agreements and such other agreements governing our indebtedness, these agreements provide certain exceptions, subject to meeting certain conditions, that will allow us to pay dividends on our subordinate voting shares and multiple voting shares.

Because a significant portion of our operations is conducted through our subsidiaries, our ability to pay dividends depends, in part, on our receipt of cash dividends from our operating subsidiaries, which may restrict our ability to pay dividends as a result of the laws of their jurisdiction of organization, agreements of our subsidiaries or covenants under any existing and future outstanding indebtedness we or our subsidiaries incur.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized capital of the Company consists of an unlimited number of subordinate voting shares, an unlimited number of multiple voting shares, an unlimited number of preferred shares, issuable in series, 28,571,428 Series A Convertible Preferred Shares and 8,196,721 Series B Convertible Preferred Shares. The following description of the material terms of our Articles, by-laws and authorized share capital is a summary and does not purport to be complete. It should be read in conjunction with our Articles, our by-laws, and certain sections of the OBCA.

As of December 31, 2024, our only securities registered under Section 12 of the Exchange Act were our subordinate voting shares.

Since we are governed by the laws of Ontario, Canada, some of the laws affecting our shareholders differ from those of the United States. See “Risk Factors – We are governed by the corporate laws in Ontario, Canada, which in some cases have a different effect on shareholders than the corporate laws in Delaware, United States.”

As of December 31, 2024, we had 381,570,455 subordinate voting shares, 11,812,964 multiple voting shares, 10,401,871 Series A Convertible Preferred Shares and 8,196,721 Series B Convertible Preferred Shares issued and outstanding. All of the issued and outstanding multiple voting shares are held or controlled, directly or indirectly, by entities controlled by Patrick Dovigi.

Subordinate Voting Shares and Multiple Voting Shares

Rank

The subordinate voting shares and multiple voting shares rank pari passu with respect to the payment of dividends, return of capital and distribution of assets in the event of the liquidation, dissolution or winding up of the Company. In the event of the liquidation, dissolution or winding-up of the Company or any other distribution of the Company’s assets among its shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, the holders of subordinate voting shares and the holders of multiple voting shares are entitled to participate equally in the remaining property and assets of the Company available for distribution to the holders of shares, without preference or distinction among or between the subordinate voting shares and the multiple voting shares, subject to the rights of the holders of any preferred shares.

Dividends

Holders of subordinate voting shares and multiple voting shares are entitled to receive dividends on a pari passu basis out of our assets legally available for the payment of dividends at such times and in such amount and form as our board of directors may from time to time determine, subject to any preferential rights of the holders of any outstanding preferred shares. In the event of the payment of a dividend in the form of shares and subject to compliance with the rules of the TSX, holders of subordinate voting shares will receive subordinate voting shares and holders of multiple voting shares will receive multiple voting shares unless otherwise determined by our board of directors.

Voting Rights

Holders of subordinate voting shares are entitled to one vote per subordinate voting share and holders of multiple voting shares are entitled to 10 votes per multiple voting share on all matters upon which holders of subordinate voting shares and multiple voting shares are entitled to vote. As of December 31, 2024, the subordinate voting shares represent approximately 92.3% of our total issued and outstanding Shares and approximately 73.4% of the voting power attached to all of the Shares.

Conversion

The subordinate voting shares are not convertible into any other class of shares. Each outstanding multiple voting share may at any time, at the option of the holder, be converted into one subordinate voting share. Upon the first date that any multiple voting share shall be held by a Person other than by a Permitted Holder, the Permitted Holder which held such multiple voting share until such date, without any further action, shall automatically be deemed to have exercised his, her or its rights to convert such multiple voting share into a fully paid and non-assessable subordinate voting share.

In addition, all the multiple voting shares will convert automatically into subordinate voting shares at such time that is the earlier to occur of the following (i) the Dovigi Group no longer beneficially owns, directly or indirectly, at least 2% of the issued and outstanding subordinate voting shares and multiple voting shares; (ii) Patrick Dovigi is no longer serving as a director or in a senior management position at the Company; or (iii) March 5, 2040, being the twentieth anniversary of the closing of our IPO.

For the purposes of the foregoing:

“Permitted Holders” means Patrick Dovigi and the spouse or legal equivalent, the parents and/or the lineal descendants of Patrick Dovigi (the “Dovigi Related Persons”) or any trust, partnership, corporation, limited liability company or other estate or planning or investment vehicle in which no other Person has any legal, economic, beneficial or other interest other than such holder and/or the Dovigi Related Persons, as applicable, and with respect to which, a transfer does not result in any change in the effective control of such holder’s securities.

“Person” means any individual, partnership, corporation, company, association, trust, joint venture or limited liability company.

“Control” (including, with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

Meetings of Shareholders

Holders of subordinate voting shares and multiple voting shares are entitled to receive notice of any meeting of our shareholders (“Shareholders”) and may attend and vote at such meetings, except those meetings where only the holders of shares of another class or of a particular series are entitled to vote. A quorum for the transaction of business at a meeting of Shareholders is present if at least two Shareholders who, together, hold not less than 25% of the votes attaching to our outstanding Shares entitled to vote at the meeting are present in person or represented by proxy.

Pre-Emptive and Retraction Rights

Holders of subordinate voting shares have no pre-emptive or retraction rights under our Articles, however the Investors are entitled to certain pre-emptive rights to subscribe for additional subordinate voting shares provided for in the Investor Rights Agreements.

Holders of multiple voting shares have no pre-emptive or retraction rights under our Articles, however they are entitled to certain pre-emptive rights to subscribe for additional multiple voting shares provided for in the Investor Rights Agreements.

Liquidation Rights

Upon our liquidation, dissolution or winding-up, whether voluntary or involuntary, the holders of subordinate voting shares and multiple voting shares, without preference or distinction, will be entitled to receive rateably all of our assets remaining after payment of all debts and other liabilities, subject to any preferential rights of the holders of any outstanding preferred shares.

Subdivision, Consolidation and Issuance of Rights

No subdivision or consolidation of the subordinate voting shares or multiple voting shares may occur unless both classes of shares are concurrently subdivided or consolidated and in the same manner and proportion. Other than as described in this AIF, no new rights to acquire additional shares or other securities or property of ours will be issued to holders of subordinate voting shares or multiple voting shares unless the same rights are concurrently issued to the holders of both classes of shares.

Subject to the pre-emptive right to subscribe for multiple voting shares provided to holders of multiple voting shares, we may not issue multiple voting shares without the approval of at least two-thirds of the votes cast at a meeting of the holders of subordinate voting shares duly held for that purpose. However, approval is not required in connection with a subdivision or consolidation on a pro rata basis as between the subordinate voting shares and the multiple voting shares.

Certain Amendments

In addition to any other voting right or power to which the holders of subordinate voting shares shall be entitled by law or regulation or other provisions of the Articles from time to time in effect, but subject to the provisions of the Articles, holders of subordinate voting shares shall be entitled to vote separately as a class, in addition to any other vote of Shareholders that may be required, in respect of any alteration, repeal or amendment of the Articles which would adversely affect the rights or special rights of the holders the subordinate voting shares or affect the holders of subordinate voting shares and multiple voting shares differently, on a per share basis, including an amendment to the terms of the Articles that provide that any multiple voting shares sold or transferred to a Person that is not a Permitted Holder shall be automatically converted into subordinate voting shares.

Pursuant to the Articles, holders of subordinate voting shares and multiple voting shares will be treated equally and identically, except with respect to voting and conversion, on a per share basis, in certain change of control transactions that require approval of our Shareholders under the OBCA, unless different treatment of the shares of each such class is approved by a majority of the votes cast by the holders of the subordinate voting shares and multiple voting shares, each voting separately as a class.

Take-Over Bid Protection

Under applicable securities laws in Canada, an offer to purchase multiple voting shares would not necessarily require that an offer be made to purchase subordinate voting shares. In accordance with the rules of the TSX designed to ensure that, in the event of a take-over bid, the holders of subordinate voting shares will be entitled to participate on an equal footing with holders of multiple voting shares, we have entered into the Coattail Agreement. The Coattail Agreement contains provisions customary for dual class, TSX-listed corporations designed to prevent transactions that otherwise would deprive the holders of subordinate voting shares of rights under applicable securities laws in Canada to which they would have been entitled if the multiple voting shares had been subordinate voting shares.

The undertakings in the Coattail Agreement do not apply to prevent a sale by the holders of multiple voting shares or their Permitted Holders of multiple voting shares if concurrently an offer is made to purchase subordinate voting shares that: (a) offers a price per subordinate voting share at least as high as the highest price per share to be paid pursuant to the take-over bid for the multiple voting shares; (b) provides that the percentage of outstanding subordinate voting shares to be taken up (exclusive of shares owned immediately prior to the offer by the offeror or persons acting jointly or in concert with the offeror) is at least as high as the percentage of multiple voting shares to be sold (exclusive of multiple voting shares owned immediately prior to the offer by the offeror and persons acting jointly or in concert with the offeror); (c) has no condition attached other than the right not to take up and pay for subordinate voting shares tendered if no multiple voting shares are purchased pursuant to the offer for multiple voting shares; and (d) is in all other material respects identical to the offer for multiple voting shares.

In addition, the Coattail Agreement does not prevent the transfer of multiple voting shares by the Dovigi Group to Permitted Holders, provided such transfer is not or would not have been subject to the requirements to make a take-over bid (if the vendor or transferee were in Canada) or constitutes or would be exempt from certain requirements applicable to take-over bids under applicable securities laws in Canada. The conversion of multiple voting shares into subordinate voting shares, whether or not such subordinate voting shares are subsequently sold, does not constitute a disposition of multiple voting shares for the purposes of the Coattail Agreement.

Under the Coattail Agreement, any sale of multiple voting shares (including a transfer to a pledgee as security) by a holder of multiple voting shares party to the Coattail Agreement is conditional upon the transferee or pledgee becoming a party to the Coattail Agreement, to the extent such transferred multiple voting shares are not automatically converted into subordinate voting shares in accordance with our Articles.

The Coattail Agreement contains provisions for authorizing action by the trustee to enforce the rights under the Coattail Agreement on behalf of the holders of the subordinate voting shares. The obligation of the trustee to take such action is conditional on the Company or holders of the subordinate voting shares providing such funds and indemnity as the trustee may reasonably require. No holder of subordinate voting shares has the right, other than through the trustee, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the Coattail Agreement unless the trustee fails to act on a request authorized by holders of not less than 10% of the outstanding subordinate voting shares and reasonable funds and indemnity have been provided to the trustee.

Other than in respect of non-material amendments and waivers that do not adversely affect the interests of holders of subordinate voting shares, the Coattail Agreement provides that, among other things, it may not be amended, and no provision thereof may be waived, unless, prior to giving effect to such amendment or waiver, the following have been obtained: (a) the consent of the TSX and any other applicable securities regulatory authority in Canada; and (b) the approval of at least two-thirds of the votes cast by holders of subordinate voting shares represented at a meeting duly called for the purpose of considering such amendment or waiver, excluding votes attached to subordinate voting shares held by the holders of multiple voting shares or their affiliates and related parties and any persons who have an agreement to purchase multiple voting shares on terms which constitute a sale or disposition for purposes of the Coattail Agreement, other than as permitted thereby. Non-material amendments and waivers that do not adversely affect the interests of holders of subordinate voting shares shall be subject to the approval of the TSX, but shall not require approval of holders of subordinate voting shares.

No provision of the Coattail Agreement limits the rights of any holders of subordinate voting shares under applicable law.

Preferred Shares

We are authorized to issue an unlimited number of preferred shares issuable in series. Each series of preferred shares will consist of such number of preferred shares and having the rights, privileges, restrictions and conditions as may be determined by our board of directors prior to the issuance thereof. Holders of preferred shares, except as otherwise provided in the terms specific to a series of preferred shares or as required by law, will not be entitled to vote at meetings of holders of our shares, and will not be entitled to vote separately as a class upon a proposal to amend our Articles in the case of an amendment of the kind referred to in paragraph (a), (b) or (e) of subsection 170(1) of the OBCA. With respect to the payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the preferred shares are entitled to preference over the subordinate voting shares, multiple voting shares and any other shares ranking junior to the preferred shares from time to time with respect to the payment of paid-up capital remaining after the payment of all outstanding debts on a pro rata basis, and, the payment of any or all declared but unpaid cumulative dividends or any or all declared but unpaid dividends on the preferred shares and may also be given such other preferences over the subordinate voting shares, multiple voting shares and any other shares ranking junior to the preferred shares as may be determined at the time of creation of such series.

The issuance of preferred shares and the terms selected by our board of directors could decrease the amount of earnings and assets available for distribution to holders of our subordinate voting shares and multiple voting shares or adversely affect the rights and powers, including the voting rights, of the holders of our subordinate voting shares and multiple voting shares without any further vote or action by the holders of our subordinate voting shares and multiple voting shares. The issuance of preferred shares, or the issuance of rights to purchase preferred shares, could make it more difficult for a third-party to acquire a majority of our outstanding shares and thereby have the effect of delaying, deferring or preventing a change of control of us or an unsolicited acquisition proposal or of making the removal of management more difficult. Additionally, the issuance of preferred shares may have the effect of decreasing the market price of our subordinate voting shares.

We have filed an undertaking with the Ontario Securities Commission (the “OSC”) pursuant to which we have agreed to provide reasonable prior notice to the OSC in the event we intend to issue a series of preferred shares that: (a) carry a greater number of votes on a per share basis, irrespective of the number or percentage of preferred shares owned, than the subordinate voting shares; or (b) would cause any of the factors set out in section 4.1 of OSC Rule 56-501 – Restricted Shares to be present in relation to the subordinate voting shares, regardless of any existing restrictions on the subordinate voting shares due to the existence of the multiple voting shares.

Convertible Preferred Shares

On September 30, 2020, we amended our Articles to create the Series A Convertible Preferred Shares, and on December 15, 2021, we amended our Articles to create the Series B Convertible Preferred Shares. The closing date of the subscription for the Series A Convertible Preferred Shares was October 1, 2020, and the closing date of the subscription for the Series B Convertible Preferred Shares was December 17, 2021. All of the issued and outstanding Convertible Preferred Shares are held, directly or indirectly, by HPS. In addition to the rights, privileges, restrictions and conditions attaching to the preferred shares as a class, as described under “Preferred Shares” above, the following provides a summary of the material terms of the Convertible Preferred Shares.

Voting Rights

Each holder of the Convertible Preferred Shares is entitled to vote, to the greatest extent possible, with holders of subordinate voting shares and multiple voting shares as a single class. Each Convertible Preferred Share is entitled to one vote per share and, for the purpose of voting at any meeting at which such holder is entitled to vote, each holder of Convertible Preferred Shares will be deemed to hold such number of Convertible Preferred Shares that is equal to the number of subordinate voting shares into which the holder’s Convertible Preferred Shares are convertible pursuant to the terms of the Convertible Preferred Shares as of the applicable record date.

The holders of the Convertible Preferred Shares shall not be entitled to vote separately as a class or series or to dissent upon a proposal to amend our Articles to: (a) increase or decrease any maximum number of authorized Convertible Preferred Shares, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the Convertible Preferred Shares; or (b) effect an exchange, reclassification or cancellation of the Convertible Preferred Shares; or (c) create a new class of shares equal or superior to the Convertible Preferred Shares.

Dividends

The holders of Convertible Preferred Shares are entitled to receive only such dividends on the Convertible Preferred Shares, if any, as are expressly declared thereon by our board of directors and are not entitled to any other dividends. The holders of Convertible Preferred Shares do not have the right to receive any dividends that are declared only with respect to the subordinate voting shares and multiple voting shares.

Purchase for Cancellation

Subject to such provisions of the OBCA as may be applicable, we may at any time or times purchase (if obtainable) for cancellation all or any part of the Convertible Preferred Shares outstanding from time to time in one or more negotiated transactions at such price or prices as are determined by our board of directors and as may be agreed to with the relevant holders of the Convertible Preferred Shares. From and after such date of purchase, any shares so purchased will be cancelled.

Conversion

Conversion of the Series A Convertible Preferred Shares into subordinate voting shares is based on an initial conversion price of US$25.20 per share, which conversion price is subject to customary anti-dilution adjustments in accordance with the terms of the Series A Convertible Preferred Shares. Other than as described below, the liquidation preference of the Series A Convertible Preferred Shares is initially US$21.00 per share and will accrete at a rate of 7% per annum for seven years, at a rate of 8% per annum in the eighth year and 9% per annum in the ninth year and thereafter (each such rate, an “accretion rate”), in each case, compounded quarterly, increasing the number of subordinate voting shares that each Series A Convertible Preferred Share is convertible therefor.

Subject to certain conditions, we may require the conversion of the Series A Convertible Preferred Shares into subordinate voting shares: (a) on or after October 1, 2024 until October 1, 2025 if the closing price of the subordinate voting shares is at least 150% of the then-applicable conversion price for 20 trading days in any period of 30 consecutive trading days, and (b) on or after October 1, 2025 if the closing price of the subordinate voting shares is at least 140% of the then-applicable conversion price for 20 trading days in any period of 30 consecutive trading days.

Conversion of the Series B Convertible Preferred Shares into subordinate voting shares is based on an initial conversion price of US$43.92 per share, which conversion price is subject to customary anti-dilution adjustments in accordance with the terms of the Series B Convertible Preferred Shares. Other than as described below, the liquidation preference of the Series B Convertible Preferred Shares is initially US$36.60 per share and will accrete at a rate of 6% per annum for seven years, at a rate of 7% per annum in the eighth year and 8% per annum in the ninth year and thereafter, in each case, compounded quarterly, increasing the number of subordinate voting shares that each Series B Convertible Preferred Share is convertible therefor.

Subject to certain conditions, we may require the conversion of the Series B Convertible Preferred Shares into subordinate voting shares: (a) on or after December 17, 2024 until December 17, 2025 if the closing price of the subordinate voting shares is at least 150% of the then-applicable conversion price for 20 trading days in any period of 30 consecutive trading days, (b) on or after December 17, 2025 until December 17, 2026 if the closing price of the subordinate voting shares is at least 140% of the then-applicable conversion price for 20 trading days in any period of 30 consecutive trading days, and (c) on or after December 17, 2026 if the closing price of the subordinate voting shares is at least 130% of the then-applicable conversion price for 20 trading days in any period of 30 consecutive trading days.

A holder of Convertible Preferred Shares may convert its Convertible Preferred Shares at any time at its election.

Meetings of Shareholders

Holders of Convertible Preferred Shares are entitled to receive notice of any meeting of our shareholders and may attend and vote at such meetings, except those meetings where only the holders of shares of another class or of a particular series are entitled to vote. A quorum for the transaction of business at a meeting of shareholders is present if at least two shareholders who, together, hold not less than 25% of the votes attaching to our outstanding shares entitled to vote at the meeting are present in person or represented by proxy.

Quarterly Redemption

After December 31, 2024, we may elect to redeem on a quarterly basis such number of Series A Convertible Preferred Shares having a liquidation preference equal to the product of (A) ¼ of the applicable accretion rate and (B) the aggregate liquidation preference of all of the then outstanding Series A Convertible Preferred Shares, at a price (“quarterly redemption price”) per Series A Convertible Preferred Share equal to the then-applicable liquidation preference. We may, at our election, redeem such Series A Convertible Preferred Shares in cash or by issuance of subordinate voting shares, such number of subordinate voting shares determined by dividing the applicable quarterly redemption price by 97% of the then market price of the subordinate voting shares. In the event we elect to pay the quarterly redemption price for a particular quarter in cash, the applicable accretion rate for such quarter shall be 6% per annum.

After December 31, 2025, we may elect to redeem on a quarterly basis such number of Series B Convertible Preferred Shares having a liquidation preference equal to the product of (A) ¼ of the applicable accretion rate and (B) the aggregate liquidation preference of all of the then outstanding Series B Convertible Preferred Shares, at a quarterly redemption price per Series B Convertible Preferred Share equal to the then-applicable liquidation preference. We may, at our election, redeem such Series B Convertible Preferred Shares in cash or by issuance of subordinate voting shares, such number of subordinate voting shares determined by dividing the applicable quarterly redemption price by 97% of the then market price of the subordinate voting shares. In the event we elect to pay the quarterly redemption price for a particular quarter in cash, the applicable accretion rate for such quarter shall be 5% per annum.

Redemption

After October 1, 2025, we may elect to redeem all of the then outstanding Series A Convertible Preferred Shares at a price per subordinate voting shares equal to: (a) 105% of the liquidation preference if such redemption occurs prior to October 1, 2026; (b) 103% of the liquidation preference if such redemption occurs after October 1, 2026 and prior to October 1, 2027; or (c) 100% of the liquidation preference if such redemption occurs after October 1, 2027.

After December 17, 2026, we may elect to redeem all of the then outstanding Series B Convertible Preferred Shares at a price per subordinate voting shares equal to: (a) 105% of the liquidation preference if such redemption occurs prior to December 17, 2027; (b) 103% of the liquidation preference if such redemption occurs after December 17, 2027 and prior to December 17, 2028; or (c) 100% of the liquidation preference if such redemption occurs after December 17, 2028.

Adjustments to Conversion Price

In accordance with the terms of the Convertible Preferred Shares, certain adjustments shall be made to the conversion price to account for, among other things, (i) certain dividends and distributions; (ii) certain rights, options and warrants; (iii) spin-offs; (iv) tender or exchange offers; (v) capital reorganizations; and (vi) stock splits and combinations.

Redemption in Connection with a Change of Control

On a change of control, we have the right to redeem the then outstanding Series A Convertible Preferred Shares at a price per Series A Convertible Preferred Share the equal to the greater of (i) (a) amount equal to 105% of the liquidation preference if such change of control occurs before October 1, 2025, or (b) amount equal to 100% of the liquidation preference if such change of control occurs after October 1, 2025; and (ii) the value of the consideration the holder would have received had the holder converted its Series A Convertible Preferred Shares immediately prior to such change of control.

On a change of control, we have the right to redeem the then outstanding Series B Convertible Preferred Shares at a price per Series B Convertible Preferred Share the equal to the greater of (i) (a) amount equal to 105% of the liquidation preference if such change of control occurs before December 17, 2026, or (b) amount equal to 100% of the liquidation preference if such change of control occurs after December 17, 2026; and (ii) the value of the consideration the holder would have received had the holder converted its Series B Convertible Preferred Shares immediately prior to such change of control.

In the event we do not elect to redeem the Convertible Preferred Shares in cash on a change of control, the accretion rate will increase to 13%.

Restrictions on Transfers

The Convertible Preferred Shares are subject to restrictions on transfer, subject to HPS’ right to transfer any Convertible Preferred Shares held by it to affiliates in accordance with the terms of the applicable subscription agreement entered into between us and HPS.

Advance Notice Provisions

We have included certain advance notice provisions with respect to the election of our directors in our by-laws (the “Advance Notice Provisions”). Our Advance Notice Provisions are intended to: (i) facilitate orderly and efficient annual general meetings or, where the need arises, special meetings; (ii) ensure that all shareholders receive adequate notice of board of directors nominations and sufficient information with respect to all nominees; and (iii) allow shareholders to register an informed vote. Only persons who are nominated by shareholders in accordance with the Advance Notice Provisions are eligible for election as directors at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors.

Under the Advance Notice Provisions, a shareholder wishing to nominate a director is required to provide us notice, in the prescribed form, within the prescribed time periods. The Advance Notice Provisions provide requirements for proper written form of notice, which notice shall include information relating to: (i) the person whom a shareholder proposes to nominate for election as a director (the “proposed nominee”), which such information includes, among others, number of securities beneficially owned, or controlled or directed, directly or indirectly, by the proposed nominee and relationship between the nominating shareholder and the person nominated as a director; and (ii) the shareholder who is providing the notice, and each beneficial owner, if any, on whose behalf the nomination is made (the “nominating shareholder”), which such information includes, among others, number of securities beneficially owned, or controlled or directed, directly or indirectly, by the nominating shareholder and its joint actors, if any, any interests in, or rights or obligations associated with any agreement which alters the person’s economic interest in a security of the Company or economic exposure to the Company, representation as to whether such person intends to deliver a proxy circular and/or form of proxy, and in each case, any other information that may be required by applicable laws. The prescribed time periods under the Advance Notice Provisions include, (i) in the case of an annual meeting of shareholders (including annual and special meetings), not less than 30 days prior to the date of the annual meeting of shareholders; provided, that if the first public announcement of the date of the annual meeting of shareholders (each such date being the ”Notice Date”) is less than 50 days before the meeting date, not later than the close of business on the 10th day following the Notice Date; and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes electing directors, not later than the close of business on the 15th day following the Notice Date, provided that, in either instance, if notice-and-access (as defined in National Instrument 54-101—Communication with Beneficial Owners of Securities of a Reporting Issuer) is used for delivery of proxy related materials in respect of a meeting described above, and the Notice Date in respect of the meeting is not less than 50 days prior to the date of the applicable meeting, the notice must be received not later than the close of business on the 40th day before the applicable meeting.

Forum Selection

We have included a forum selection provision in our by-laws that provides that, unless we consent in writing to the selection of an alternative forum, the Superior Court of Justice of the Province of Ontario, Canada and appellate courts therefrom, will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action or proceeding asserting a breach of fiduciary duty owed by any of our directors, officers or other employees to us; (iii) any action or proceeding asserting a claim arising pursuant to any provision of the OBCA or our Articles or by-laws; or (iv) any action or proceeding asserting a claim otherwise related to our “affairs” (as defined in the OBCA). Our forum selection by-law also provides that our securityholders are deemed to have consented to personal jurisdiction in the Province of Ontario and to service of process on their counsel in any foreign action initiated in violation of our by-laws. To the fullest extent permitted by law, our forum selection provision applies to claims arising under U.S. federal securities laws. In addition, investors cannot waive compliance with U.S. federal securities laws and the rules and regulations thereunder.

Objects and Purposes

We can engage in any legal activity permitted under the OBCA. As set forth in Item 6 of our Articles, there are no restrictions on the business we may carry on or on the powers we may exercise.

Powers of Directors

Our by-laws provide that the directors may determine from time to time the remuneration, if any, to be paid to a director for his or her services as a director. A director may be employed by or provide services to us otherwise than as a director. The directors may also award additional remuneration to any director undertaking special services on our behalf beyond the services ordinarily required of a director by us. A director who is employed by or to provide services to us otherwise than as a director may receive remuneration for such employment or services in addition to any remuneration paid to the director for his or her services as a director.

Pursuant to our by-laws, our banking and borrowing business or any part of it may be transacted with such banks, trust companies or other firms or corporations as the directors determine from time to time. All such banking and borrowing business or any part of it may be transacted on our behalf under the agreements, instructions and delegations, and by the one or more officers and other persons, that the directors authorize from time to time.

Restrictions on Holding Securities

Pursuant to our Articles and by-laws, subject to any restrictions set out in this AIF, there are no limitations on the rights of non-resident shareholders to hold or exercise voting rights of our securities.

Calling Annual and Special Meetings

Pursuant to our by-laws, the board of directors (by way of a resolution passed at a meeting where there is a quorum of directors or by way of written resolution signed by all directors) has the power to call annual meetings of shareholders and special meetings of shareholders. Two or more of the directors, the chair of the board or the president may also call meetings of shareholders provided that the business to be transacted at such meeting has been approved by the board. Annual meetings of shareholders and special meetings of shareholders will be held on the date and at the time and place in or outside Canada as the person(s) calling the meeting determine.

Credit Ratings

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. Credit ratings are not recommendations to buy, sell or hold any of our Notes and they may be revised or withdrawn at any time. Standard & Poor’s Rating Services (“S&P”) credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of the securities rated. The Secured Notes are rated BB and Unsecured Notes are rated B from S&P. For both ratings, it means the debt security is speculative and non-investment grade. The capacity for payment of financial obligations is uncertain and companies that are BB or B rated are vulnerable to future events. Moody’s Investor Service (“Moody’s”) credit ratings are on a scale from Aaa to C, which represents the range from highest to lowest quality of the securities rated. The Secured Notes are rated Ba2 and Unsecured Notes are rated B3 from Moody’s. The Ba2 and B3 ratings are characterized by Moody’s as having speculative elements and subject to substantial credit risk and non-investment grade credit quality. We pay customary fees for rating services to S&P and Moody’s.

MARKET FOR SECURITIES

Our subordinate voting shares trade on the NYSE and the TSX under the symbol “GFL”.

The following table sets forth the reported high and low market prices and the aggregate volume of trading of our subordinate voting shares on the TSX in Canadian dollars for each month of 2024.

	Price Per Subordinate Voting
	Share		Aggregate
			Monthly Trading
Month	High (C$)	Low (C$)	Volume
January 2024	45.68	43.19	3,632,566
February 2024	49.85	46.89	4,331,950
March 2024	48.16	45.73	6,057,048
April 2024	48.05	43.82	4,615,363
May 2024	45.91	42.02	5,358,942
June 2024	53.28	47.38	9,541,093
July 2024	54.54	51.33	5,781,835
August 2024	58.75	53.83	4,350,372
September 2024	56.71	53.12	6,012,745
October 2024	58.40	53.35	4,554,781
November 2024	66.41	57.50	5,792,925
December 2024	65.92	63.68	5,141,298

PRIOR SALES

In Fiscal 2024, we issued the following securities pursuant to our omnibus long-term incentive plan and our deferred share unit plan: on March 11, 2024, March 15, 2024, September 3, 2024 and September 7, 2024 we issued an aggregate of 1,932,287 restricted share units, and on January 4, 2024, April 1, 2024 and October 1, 2024 we issued an aggregate of 30,813 deferred share units.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

The following table sets out information on the escrowed securities of the Company and the securities of the Company that are subject to a contractual restriction on transfer.

Number of securities held in escrow or
that are subject to a contractual
Description of class	restriction on transfer	Percentage of class
Subordinate voting shares	706(1)	0.0002%(2)

(1)

Represents subordinate voting shares held in trust by Computershare Trust Company of Canada on behalf of holders of subordinate voting shares issued in connection with the vesting of restricted share units held by employees upon the divestiture of our Infrastructure services division as described under “General Development of the Business”. These will be released on March 17, 2025.

(2)	This percentage is calculated based on the number of outstanding subordinate voting shares as at December 31, 2024.

DIRECTORS AND OFFICERS

The following table lists our executive officers and directors as of December 31, 2024, their respective ages, principal occupations and positions with the Company and is followed by a brief account of the business experience of each of them. The business address for our executive officers and directors is c/o 100 New Park Place, Suite 500, Vaughan, ON, L4K 0H9.

Name and Province or State and
Country of Residence(1)	Age	Current Position/Office with the Company
Patrick Dovigi Florida, United States	45	President, Chief Executive Officer and Chairman of our board of directors
Luke Pelosi Ontario, Canada	44	Executive Vice President and Chief Financial Officer
Greg Yorston(2) South Carolina, United States	61	Executive Vice President and Chief Operating Officer, Solid Waste
Mindy Gilbert Ontario, Canada	52	Executive Vice President and Chief Legal Officer
Elizabeth Joy Grahek Ontario, Canada	66	Executive Vice President, Strategic Initiatives
Edward Glavina Ontario, Canada	59	Chief Operating Officer, Environmental Services
Dino Chiesa(3)(4)(5)(6) Ontario, Canada	76	Director
Violet Konkle(3)(5) Ontario, Canada	71	Director
Sandra Levy(4)(5) Ontario, Canada	59	Director
Jessica McDonald(4)(5) British Columbia, Canada	56	Director
Arun Nayar(3)(4)(5) Florida, United States	74	Director
Paolo Notarnicola(4)(5) New York, United States	50	Director
Ven Poole(5) North Carolina, United States	62	Director
Raymond Svider(5) New York, United States	62	Director
Blake Sumler(5)(7) Ontario, Canada	54	Director

(1)	See biographies below, which includes principal occupation during the previous five years.
(2)	Mr. Yorston was succeeded by Billy Soffera as Executive Vice President and Chief Operating Officer, Solid Waste effective January 1, 2025.
(3)	Member of our Audit Committee.
(4)	Member of our Nomination, Governance and Compensation Committee (“NGC Committee”).
(5)	Independent director for the purposes of National Instrument 58-101—Disclosure of Corporate Governance Practices of the Canadian Securities Administrators and NYSE Listing Rules.
(6)	Lead independent director.
(7)	Resigned effective February 24, 2025.

Patrick Dovigi

Mr. Dovigi is the Founder, President and Chief Executive Officer and Chairman of the Board of Directors of GFL. In 2007, Mr. Dovigi had a vision to create a company that is a “one-stop shop” provider of environmental solutions. Since then, drawing on the discipline he learned in his earlier hockey career, Mr. Dovigi has driven GFL to become the 4th largest environmental services company in North America. Mr. Dovigi has instilled an entrepreneurial culture in GFL’s leadership team with a focus on operational excellence, sustainability and safety as core values. In 2017, he was recognized by Waste360 with a Top 40 under 40 award, and in the EY Entrepreneur of the YearTM Ontario Awards, as Entrepreneur of the Year in the Power & Utilities Sector. In 2022, he was recognized by Waterstone Human Capital as one of Canada’s Most Admired CEOsTM. Mr. Dovigi currently serves on the board of directors of the UHN Foundation.

Luke Pelosi

Mr. Pelosi has been our Executive Vice President and Chief Financial Officer since October 2018. Mr. Pelosi joined GFL as Director, Mergers & Acquisitions in January 2015 and became Executive Vice President, Corporate Development in October 2016. Mr. Pelosi was also appointed interim Chief Financial Officer in January 2017. Mr. Pelosi held the role of Executive Vice President and Chief Operating Officer until October 10, 2018, during which time Mr. Pelosi worked with Mr. Dovigi on the development and execution of our acquisition strategy. Mr. Pelosi has over 20 years of financial management experience with a focus on financial analysis, mergers and acquisitions and general corporate finance. Prior to joining GFL, Mr. Pelosi was a Director in the M&A Advisory group of KPMG LLP where he provided due diligence services to Canadian private equity market investors. Prior to that, Mr. Pelosi worked in KPMG’s Complex Accounting group. Mr. Pelosi is a Chartered Professional Accountant and holds a Bachelor’s Degree in Commerce from Concordia University.

Greg Yorston

Mr. Yorston joined GFL on November 14, 2018 as Executive Vice-President and Chief Operating Officer, Solid Waste. From 2013 to 2018, Mr. Yorston was Senior Vice President of Operations of Waste Industries and assumed the roles of Chief Operating Officer on January 1, 2014 and President in early 2015. Mr. Yorston has over 30 years of experience working directly within the waste industry. Mr. Yorston worked for 26 years with Waste Management, where he was the Corporate Vice President for Operations and Business Solutions prior to joining Waste Industries. During his tenure at Waste Management, he held various management positions, including 12 years as an Area Vice President with responsibility for collection, recycling and landfill disposal services in the Southeastern United States.

Mindy Gilbert

Ms. Gilbert joined GFL as Executive Vice President and General Counsel in October 2018. Prior to joining GFL, Ms. Gilbert was a partner at a major Canadian law firm for over 16 years. During her time in private practice, Ms. Gilbert specialized in the areas of mergers and acquisitions, securities and corporate law, providing advice to clients in various industries. Ms. Gilbert has served as a member of the Securities Advisory Committee of the Ontario Securities Commission and the Listing Advisory Committee of the Toronto Stock Exchange. She currently serves on the Alumni Board of Osgoode Hall Law School. She holds an LL.B from Osgoode Hall Law School and was called to the Ontario bar in January 1999.

Elizabeth Joy Grahek

Ms. Grahek has been our Executive Vice President, Strategic Initiatives since October 2018. She joined GFL as Vice President, Legal in March of 2011, became General Counsel in May 2014 and Executive Vice President in April 2017. She has an LL.B from the University of Toronto and has practiced law since her call to the bar in 1983, initially in private practice with a small boutique firm in Hamilton, Ontario and since 1997 primarily as in-house counsel for publicly traded and private companies in the waste management sector including as General Counsel of Capital Environmental Resource Inc. from 1998 to 1999 and as Associate General Counsel at Waste Services Inc. (WSI), the successor to Capital Environmental from 2003 until 2010.

Edward Glavina

Mr. Glavina is our Chief Operating Officer, Environmental Services. He joined GFL in April 2016 as the Executive Vice President, Strategic Planning. In August 2018, he became Area Vice President, Liquid Waste Canada and in January 2024, he became Chief Operating Officer, Environmental Services. He has worked in the hazardous waste industry for over 10 years, including at Safety-Kleen (Clean Harbors) and Metaflo Technologies, where he had national oversight of a number of functions, including hazardous waste, operations, sales, environmental health & safety, human resources and finance. Prior to the waste industry, Mr. Glavina worked for Cintas, which further enhanced his experience in route-based service businesses. He holds an MBA from the Ivey School of Business at the University of Western Ontario.

Dino Chiesa

Mr. Chiesa has served as a member of our board of directors since 2007. Mr. Chiesa is the Principal of Chiesa Group, a commercial real estate developer and investor founded by Mr. Chiesa in 1990, and a past chair of Canada Mortgage and Housing Corporation, one of Canada’s largest financial institutions. Mr. Chiesa is a current member of the Board of Trustees of Morguard North American Residential REIT. From 2004 to 2010, he served as Trustee and Vice-Chair of Canadian Apartment Properties Real Estate Investment Trust (CAP REIT), a TSX- listed Canadian residential real estate investment trust. From 1999 to 2004, he served as Chief Executive Officer of Residential Equities Real Estate Investment Trust, prior to its merger with CAP REIT. Mr. Chiesa is also a former Director of Dynacare Laboratories Inc., former Member of the Board of Trustees of Sunrise Senior Living Real Estate Investment Trust, and formerly served on the board of two public hospitals. From 1989 to 1999, Mr. Chiesa held several positions within the Government of Ontario, including Assistant Deputy Minister, Municipal Affairs and Housing and Chief Executive Officer of each of Ontario Housing Corporation and Ontario Mortgage Corporation. Mr. Chiesa is a Past Chair of the Board of Directors of Create TO, an organization established by the City of Toronto to manage the City’s real estate portfolio, one of the most expansive, diverse and valuable real estate portfolios in North America. Mr. Chiesa was previously a member of the Expert Advisory Committee on Real Estate Development at Ryerson University. Additionally, he is active in the charitable sector, including in his role as Chair at Villa Charities. Mr. Chiesa holds a Bachelor of Arts in Economics from McMaster University.

Violet Konkle

Ms. Konkle has served as a member of our board of directors since February 23, 2021. Ms. Konkle is the past President and Chief Executive Officer of The Brick Ltd. Prior to joining The Brick Ltd. in 2010 as President, Business Support, she held a number of positions with Walmart Canada, including Chief Operating Officer and Chief Customer Officer. Ms. Konkle also held a number of senior executive positions with Loblaw Companies Ltd., including Executive Vice President, Atlantic Wholesale Division. Ms. Konkle is a Director of The North West Company Inc. (a TSX listed public company), Boyd Group Services Inc. (a TSX listed public company) and serves on the board of directors of two privately held companies, Elswood Investment Corporation (Vancouver, BC) and ABARTA (Pittsburgh, PA). She is a past director of Bailey Metal Products, Dare Foods, The Brick Ltd., Trans Global Insurance, the Canadian Chamber of Commerce and the National Board of Habitat for Humanity, as well as the Advisory Board of Longo’s Fruit Markets. Ms. Konkle holds a Bachelor of Arts and a Master of Arts, both in Geography, from Wilfrid Laurier University, and is a graduate of the Institute of Corporate Directors.

Sandra Levy

Ms. Levy has served as a member of our board of directors since April 2023. Ms. Levy is a two-time Canadian Olympic athlete in the sport of field hockey and is a senior human resources executive with over 25 years of experience in human resources and legal roles. She retired in June 2023 from her role as the Chief People & Culture Officer at the Canadian Olympic Committee, a position she held since 2020. Prior to joining the Canadian Olympic Committee, Ms. Levy served as Vice-President, Human Resources of RioCan Management Inc. from 2018 to 2020 and as Vice President, People and Corporate Affairs of First Capital Asset Management ULC from 2015 to 2018. She currently is a member of the board of trustees and chair of the governance committee of SIR Royalty Income Fund (a TSX listed public company). Ms. Levy is a former member of the board of trustees of Residential Equities Real Estate Investment Trust, prior to its merger with CAP REIT, former director of SLANG Worldwide Inc. and former member of the board of directors of CreateTO. Ms. Levy has served on a number of charitable boards, including on the board of directors of the Scarborough Hospital Foundation and the board of governors of York University. She is currently the vice chair of the board and chair of the governance committee of the Kawartha Haliburton Children’s Foundation. Ms. Levy holds a Bachelor of Laws from Osgoode Hall Law School in Toronto, Ontario.

Jessica McDonald

Ms. McDonald has served as a member of our board of directors since February 10, 2022. Ms. McDonald is the past President and Chief Executive Officer of the BC Hydro and Power Authority, a clean energy utility with over $5.5 billion in annual revenues and more than 5,000 employees. Ms. McDonald is a director of Foran Mining (a TSX listed public company) and Champion Iron (a TSX listed public company). She is a past board Chair as well as interim President and Chief Executive Officer of Canada Post Corporation, with a group of companies that includes a majority shareholding in Purolator, SCI Logistics and Innovapost. She is a past director of Hydro One (a TSX listed public company), past director and Chair of Trevali Mining Corporation (a TSX listed public company), past Chair of Powertech Labs, one of the largest testing and research laboratories in North America, and director of Powerex, an energy trading company. Ms. McDonald has extensive government experience, including Deputy Minister to the Premier and Head of the BC Public Service. Ms. McDonald holds a Bachelor of Arts degree in Political Science from University of British Columbia, is a graduate of the Institute of Corporate Directors and holds a certification in cybersecurity oversight from the National Association of Corporate Directors and Carnegie Mellon University.

Arun Nayar

Mr. Nayar has served as a member of our board of directors since 2018. Mr. Nayar retired in December 2015 as Executive Vice President and Chief Financial Officer of Tyco International, an over US$10 billion fire protection and security company, where he was responsible for managing the company’s financial risks and overseeing its global finance functions, including tax, treasury, mergers and acquisitions, audit and investor relations teams. Mr. Nayar joined Tyco International as Senior Vice President and Treasurer in 2008 and was also Chief Financial Officer of Tyco International’s ADT Worldwide. From 2010 until 2012, Mr. Nayar was Senior Vice President, Financial Planning & Analysis, Investor Relations and Treasurer. Prior to joining Tyco International, Mr. Nayar spent six years at PepsiCo, Inc., most recently as Chief Financial Officer of Global Operations and, before that, as Vice President and Assistant Treasurer – Corporate Finance. Mr. Nayar currently serves on the board of directors of Amcor PLC (NYSE: AMCR), a manufacturer of packaging products and also serves on the board of directors and as Chair of the Audit Committee of Mastech Digital, Inc. (NYSEAMERICAN: MHH). Mr. Nayar previously served on the board of directors and was Chairman of the Audit Committee of TFI International Inc. (NYSE: TFII), a leader in the transportation and logistics industry , and previously served on the board of directors of Rite Aid Corporation (NYSE: RAD). Mr. Nayar is also Senior Advisor to McKinsey and Company and serves on the Americas Advisory Council of ServiceNow, Inc. (NYSE: NOW). Mr. Nayar brings over 40 years of financial experience to the board of directors of GFL. His experience as a chief financial officer provides useful insights into operational and financial metrics relevant to GFL’s business. Mr. Nayar holds a Bachelor of Arts in Economics from Delhi University and is a fellow of the Institute of Chartered Accountants in England & Wales.

Paolo Notarnicola

Mr. Notarnicola has served as a member of our board of directors since 2018. Mr. Notarnicola is a Partner at BC Partners and led the investment team on GFL. Mr. Notarnicola is a Canadian citizen resident in the United States, overseeing the firm’s investment activities in Canada as well as the Business Services sector in North America. Mr. Notarnicola joined BC Partners in New York in November 2014. At BC Partners, Mr. Notarnicola is also a Director of GardaWorld and was previously a Director of Accudyne Industries. Previously, Mr. Notarnicola spent more than eight years at KKR, where he was first a member of its operations team, KKR Capstone, and was subsequently responsible for developing its investment activities in Canada. He is also intimately familiar with the environmental services sector having acted as the lead operating partner in two waste management deals, AVR and Van Gansewinkel, during his prior career at KKR Capstone. Prior to that, Mr. Notarnicola was an investment banker at Lazard Canada and also spent five years as a management consultant with McKinsey & Co. in Canada, the United States and Italy. Mr. Notarnicola holds an M.Sc. degree, summa cum laude from L. Bocconi University and an MBA with high distinction (Baker Scholar) from Harvard Business School. He is a Certified Turnaround Professional (CTP).

Ven Poole

Mr. Poole has served as a member of our board of directors since 2018. Mr. Poole joined Waste Industries in 1990 and served as its Chairman and Chief Executive Officer immediately prior to our acquisition of Waste Industries. From 2002 through 2008, Mr. Poole served as Vice President, Corporate Development of Waste Industries. From 1995 through 2002, Mr. Poole served as Director of Support Services and from 1990 through 1995, he served as Risk Management Director. He holds a B.S. in Aerospace Engineering from North Carolina State University. Mr. Poole has more than 30 years of experience in the solid waste industry and was recently inducted into the National Waste & Recycling Hall of Fame. He currently serves on the board of directors of the Environmental Research and Education Foundation (Past Chairman), is a director and Chairman of the Nominating and Governance Committee of NCInnovation and is a member of the board of trustees of North Carolina State University. Mr. Poole previously served as a trustee of St. David’s School.

Raymond Svider

Mr. Svider has served as a member of our board of directors since 2018. Mr. Svider is the Chairman and a Partner of BC Partners. He joined BC Partners in 1992 and is currently based in New York. Over the years, Mr. Svider has participated and led investments in a number of sectors, including TMT, healthcare, industrials, business services, consumer and retail. He is currently Non Executive Chairman of PetSmart, Chairman of the Board of Chewy, Inc. (NYSE: CHWY), and Chairman of the Board of Madison Logic. He also serves on the board of directors of Altice USA (NYSE: ATUS), Navex Global, GardaWorld Corporation, EAB , and Valtech SE. Mr. Svider previously served as a Director of Accudyne Industries, Teneo Global, Office Depot, Multiplan, Unity Media, Neuf Cegetel, Polyconcept, Neopost, Nutreco, UTL, Chantemur, Intelsat, Cyxtera Technologies, Presidio Holdings, Appgate, Inc, and Keter Group Holding SARL. Mr. Svider is the Chairman of the Advisory Board of the Aenova Group, and is also on the Boards of the Mount Sinai Children’s Center Foundation in New York and the Polsky Center Private Equity Council at the University of Chicago and is a council member on the council of Chicago Booth. Mr. Svider received an MBA from the University of Chicago and a Masters in Science in Engineering from both École Polytechnique and École Nationale Supérieure des Telecommunications in France.

Blake Sumler

Mr. Sumler has served as a member of our board of directors since 2018. Mr. Sumler is the Senior Managing Director, Diversified Industrial and Business Services in the Private Capital group at Ontario Teachers’ Pension Plan Board. He joined Ontario Teachers in 2013 and has worked in private equity for more than 15 years. At Ontario Teachers, Mr. Sumler leads the Diversified Industrials and Business Services team and sits on boards of directors of portfolio companies including PODS (APLPD Holdco, Inc.). Previously, Mr. Sumler was a Senior Vice President at Callisto Capital, a mid-market Toronto based private equity firm focused on buyouts and growth capital investments in Canada. Prior to that Mr. Sumler’s varied work experience included investment management at a hedge fund, equity research and debt syndication. Mr. Sumler is a CPA and a CFA charterholder. He holds a BA (Chartered Accounting) and a Master of Accounting from the University of Waterloo. Additionally, he is a graduate of the Institute of Corporate Directors.

Ownership of Securities

				Percentage		Percentage
				of		of	Percentage
	Number of	Percentage of	Number of	Outstanding	Number of	Outstanding	of
	Multiple	Outstanding	Subordinate	Subordinate	Convertible	Convertible	Total
	Voting	Multiple	Voting	Voting	Preferred	Preferred	Voting
	Shares	Voting Shares	Shares	Shares	Shares	Shares	Rights
All directors and executive officers as a group (15 persons)	11,812,964	100%	10,739,952	2.6%	—	—	24.8%

Composition of our Board of Directors

Our Articles provide that the board of directors shall consist of a minimum of three and a maximum of 15 directors, with the actual number to be determined from time to time by the directors. As of December 31, 2024, our board of directors consists of 10 directors. Under the OBCA, a director may be removed with or without cause by a resolution passed by an ordinary majority of the votes cast by shareholders present in person or by proxy at a meeting and who are entitled to vote. The directors are elected by our shareholders at each annual meeting of shareholders, and all directors hold office for a term expiring at the close of the next annual meeting or until their respective successors are elected or appointed. Between annual general meetings of our shareholders, the directors may appoint one or more additional directors, but the number of additional directors may not at any time exceed one-third of the number of current directors who were elected or appointed other than as additional directors.

The board of directors is composed of a majority of independent directors for the purposes of National Instrument 58 101—Disclosure of Corporate Governance Practices of the Canadian Securities Administrator and NYSE Listing Rules. The independent directors, representing 90% of the board of directors, meet in-camera at the end of each meeting of the board of directors.

Directors’ Service Contracts

There are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our non-employee directors, on the other hand, providing for benefits upon termination of their employment or service as directors of the Company or any of our subsidiaries. Employee directors may be eligible for benefits upon termination of their employment pursuant to their employment agreements.

Director Term Limits and Other Mechanisms of Board Renewal

Our Corporate Governance Guidelines provide that a director who has served for a term that exceeds 15 years from the later of March 5, 2020 and the date on which the director first began serving on the board (the “Term Limit”) shall not stand for re-election at the next annual shareholder meeting held subsequent to the expiration of the Term Limit. The Term Limit does not apply to directors who are executive officers of the Company or are nominated pursuant to the Investor Rights Agreements.

Committees of our Board of Directors

The Audit Committee

The Audit Committee generally overseas the effectiveness of our financial reporting and internal control policies, and reviews the financial results prior to disclosure. Our board of directors has adopted a written charter that sets forth the purpose, composition, authority and responsibility of our Audit Committee, consistent with National Instrument 52-110 — Audit Committees (“NI 52-110”). The text of the Audit Committee’s Charter is attached as Appendix “A” to this AIF and is published on our website at http://gflenv.com.

Our Audit Committee consists of three directors, each of whom is a person determined by our board of directors to meet the independence requirements for audit committees under the rules of the NYSE and NI 52-110. Our Audit Committee is composed of Arun Nayar, who acts as Chair of the committee, Dino Chiesa, and Violet Konkle. Each of our Audit Committee members has an understanding of the accounting principles used to prepare financial statements and varied experience as to the general application of such accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting. The board of directors has also determined that Arun Nayar, Dino Chiesa and Violet Konkle are “financially literate” within the meaning of the rules and regulations of the NYSE and NI 52-110 and that they each qualify as an “audit committee financial expert” as defined under applicable SEC rules and regulations.

The Audit Committee assists our board of directors in fulfilling its oversight of:

●	our financial statements and financial reporting processes;
●	our systems of internal accounting and financial controls;
●	enterprise risk management;

●	financial risk management, including financial risks associated with climate change, sustainability and environmental and social matters;
●	the annual independent audit of our financial statements;
●	the independent auditor’s qualifications and independence;
●	the performance of the independent auditor;
●	the design and implementation of our internal audit function, and the performance of our internal audit function;
●	legal and regulatory compliance;
●	reviewing and monitoring compliance with debt covenants and reviewing the process and reports with which we measure financial results or performance;
●	reviewing and approving material transactions with related parties of the Company, to ensure the transactions are on arm’s length and commercially reasonable terms, supported by third party appraisals or valuations, where applicable; and
●	public disclosure items such as quarterly press releases, financial-oriented investor relations materials and other public reporting requirements.

To assist the Audit Committee with its oversight of enterprise risk management, we provide informational sessions throughout the year on topics determined by the board of directors to represent the greatest risks to the Company, including health and safety, information technology and cyber security. As part of its oversight of enterprise risk management, the Audit Committee also receives regular updates on the Company’s information technology systems and related cyber security matters.

It is the responsibility of the Audit Committee to maintain free and open means of communication between the Audit Committee, the external auditors and the management of the Company. The Audit Committee is given full access to our management and records and external auditors as necessary to carry out these responsibilities. The Audit Committee has the authority to carry out such special investigations as it sees fit in respect of any matters within its various roles and responsibilities. We provide appropriate funding, as determined by the Audit Committee, for the payment of compensation to the independent auditor for the purpose of rendering or issuing audit reports and to any advisors retained by the Audit Committee.

Risk Management Steering Committee

The Risk Management Steering Committee oversees the implementation of our enterprise risk management system, including all of our operational, financial, strategic, reputational, employee, health and safety, legal and regulatory, information technology and sustainability -related risks and opportunities. The Risk Management Steering Committee is composed of our senior executives including our Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Solid Waste, Chief Operating Officer, Environmental Services, Chief Legal Officer and Executive Vice President, Strategic Initiatives, as well as other corporate Vice Presidents. The Risk Management Steering Committee works directly with business leaders across the Company to identify and mitigate significant risks to the organization. The Risk Management Steering Committee reports to the Audit Committee on the implementation and management of our enterprise risk management system.

Auditor Service Fees

The following table summarizes the fees charged by our external auditors for certain services rendered to us, including some of our subsidiaries, during Fiscal 2024 and Fiscal 2023.

	Fiscal 2024	Fiscal 2023
Audit fees	$3,331,997	$3,671,650
Audit related fees(1)	1,493,507	163,084
Tax fees(2)(3)	456,737	513,119
All other fees	—	—
Total fees charged	$5,282,241	$4,347,853

(1)	Fees for assurance and related services not included in audit service above.
(2)	Fees for tax compliance, tax advice and tax planning.
(3)

Certain fees for Fiscal 2024 were provided in U.S. dollars. U.S. dollar fees for Fiscal 2024 have been converted to Canadian dollars using the Bank of Canada’s average exchange rate for Fiscal 2024 of US$1.00=$1.3698.

Permissible Non-Audit Services Policy

The approval of the Audit Committee or members thereof to whom approval authority has been delegated is required for all audit and non-audit services to be provided to us by our independent external auditor (other than “prohibited non-audit services” as defined in the SEC rules, which may not be provided). Our Permissible Non-Audit Services Policy sets out the categories of non-audit services that have been pre-approved by the Audit Committee to be provided by our independent external auditor from time to time. Any non-audit services falling outside such categories must be specifically pre-approved by the Audit Committee, or pre-approved by the Chair of the Audit Committee, subject to ratification by the Audit Committee. The categories of pre-approved non-audit services are reviewed by the Audit Committee on an annual basis. Prior to approving any non-audit services, the Audit Committee assesses whether the services would be considered “prohibited non-audit services” or could impair the independence of our independent external auditor.

Under the policy, the aggregate value of all non-audit services provided by our independent external auditor during any fiscal year should not exceed the total value of audit and audit related services performed during such year. On an annual basis, the Audit Committee reports to the board of directors on the fees for non-audit services.

Nomination, Governance and Compensation Committee

Our board of directors has established the NGC Committee, which is composed of five directors, all of whom are persons determined by our board of directors to be independent directors, and is charged with reviewing, overseeing and evaluating our compensation, corporate governance and nominating policies. Our NGC Committee is composed of Paolo Notarnicola, who acts as Chair of the committee, Dino Chiesa, Arun Nayar, Jessica McDonald and Sandra Levy. No member of our NGC Committee is an officer of the Company, and as such, our board of directors believes that our NGC Committee is able to conduct its activities in an objective manner.

Our board of directors has adopted a written charter setting forth the purpose, composition, authority and responsibility of our NGC Committee consistent with our Corporate Governance Guidelines. Our NGC Committee’s purpose is to assist our board of directors in:

●	the appointment, evaluation and compensation of our named executive officers;
●	the recruitment, development and retention of our named executive officers;
●	maintaining talent management and succession planning systems and processes relating to our named executive officers;
●	developing the compensation structure for our named executive officers including salaries, annual and long-term incentive plans including plans involving share issuances and other share-based awards;

●	establishing policies and procedures designed to identify and mitigate risks associated with our compensation policies and practices;
●	assessing the compensation of our directors;
●	developing benefit retirement and savings plans;
●	developing our corporate governance guidelines and principles and providing us with governance leadership;
●	overseeing our policies and practices with regards to environment, social and governance matters;
●	guiding management in the identification of sustainability and corporate responsibility strategies, goals and objectives and reviewing our performance towards such strategies, goals and objectives;
●	identifying individuals qualified to be nominated as members of our board of directors;
●	reviewing the structure, composition and mandate of our board committees; and
●	evaluating the performance and effectiveness of our board of directors and of our board committees.

Our NGC Committee is responsible for evaluating and assessing, on an annual basis, the performance and effectiveness of our board of directors and the committees thereof and the contributions of the individual board members. The assessment addresses, among other things, individual director independence, individual director and overall board skills and attributes, and individual director financial literacy. Our board of directors receives and considers the recommendations from our NGC Committee regarding the results of its evaluation. Our NGC Committee is also responsible for orientation and continuing education programs for our directors.

Our NGC Committee monitors the level of diversity of our board of directors and senior management, recognizing the importance and benefit of having highly talented and experienced individuals who reflect the diversity of our stakeholders, including our customers and employees as well as the changing demographics of the communities in which we operate. In support of this goal and in accordance with our inclusion policy and applicable laws, regulations or other legal requirements, the NGC Committee aspires to consider, among other factors, criteria that promote diversity, including with regard to age, skill, socioeconomic background, gender, ethnicity and other dimensions. As of the date of this AIF, women represent 33% of our board of directors and 38% of the independent directors. In addition, two members of our board of directors identify as members of visible minorities and one individual identifies as LGBTQIA+.

Sustainability Initiatives Committee

We have formed a Sustainability Initiatives Committee (the “SUSIC”) composed of our Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Solid Waste, Chief Operating Officer, Environmental Services, Chief Legal Officer, Chief Human Resources Officer, Executive Vice President, Strategic Initiatives and other corporate Vice Presidents, including the Vice President, Environmental Responsibility and Sustainability. The SUSIC is responsible for identifying our sustainability goals and strategies to ensure that sustainability continues to be integrated across our operations and defining our sustainability related key performance indicators to ensure accountability for achieving our goals and commitments.

The SUSIC considers and recommends for the approval of the NGC Committee those sustainability goals, objectives and commitments that will be disclosed to the public and the format and timing of such disclosures. The SUSIC meets on a quarterly basis and reports semi-annually to the NGC Committee on the progress made toward implementing our identified sustainability goals, objectives and commitments.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

To our knowledge, no director or executive officer of the Company, nor any shareholder holding a sufficient number of securities to affect materially the control of the Company is, as at the date of this AIF, or has been within the 10 years before the date of this AIF: (a) a director, chief executive officer or chief financial officer of any company that was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (b) a director, chief executive officer or chief financial officer of any company that was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To our knowledge, no director or executive officer of the Company, and no shareholder holding a sufficient number of our securities to affect materially the control of the Company, (i) is at the date hereof or has been within in the 10 years before the date hereof, a director or executive officer of a company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) has, within the 10 years before the date of the AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder, other than as described below in the case of the foregoing clause (i).

Raymond Svider, a director of the Company, was a member of the board of directors of Intelsat S.A. On May 13, 2020, Intelsat S.A. and certain of its subsidiaries commenced voluntary cases under title 11 of the United States Code in the United States Bankruptcy Court for the Eastern District of Virginia. On February 23, 2022, Intelsat S.A. announced that it had successfully completed and emerged from its financial restructuring process as a private company. Mr. Svider resigned from the board of directors of Intelsat S.A. on February 23, 2022 effective upon Intelsat’s emergence from reorganization and the appointment of a new board of directors.

Arun Nayar, a director of the Company, was a member of the board of directors of Rite Aid Corporation. On October 15, 2023, Rite Aid Corporation and certain of its subsidiaries filed voluntary petitions for reorganization under title 11 of the United States Code in the United States Bankruptcy Court for the District of New Jersey. On September 3, 2024, Rite Aid Corporation announced that it had successfully completed and emerged from its financial restructuring process as a private company. Mr. Nayar resigned from the board of directors of Rite Aid Corporation on September 3, 2024.

Sandra Levy, a director of the Company, was a member of the board of directors of SLANG Worldwide Inc. until June 28, 2024. On November 26, 2024, SLANG Worldwide Inc. filed an assignment into bankruptcy under Canada’s Bankruptcy and Insolvency Act.

For the purposes of this section, “order” means a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case, that was in effect for a period of more than 30 consecutive days.

CONFLICTS OF INTEREST

To our knowledge, there are no existing or potentially material conflicts of interest between the Company or a subsidiary of the Company and any director or officer of the Company or of a subsidiary of the Company.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

We are currently party to various claims and legal actions that arise in the ordinary course of business. In addition, we may become subject to future claims and legal actions from time to time in the ordinary course of business. We believe such claims and legal actions, individually and in the aggregate, will not have a material adverse effect on our business, financial condition, results of operations or cash flows.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Related Party Leases

From time to time, we have entered into real estate lease agreements with entities controlled by affiliates of Patrick Dovigi, our Founder, Chairman, President and Chief Executive Officer and a director of GFL, as well as real estate lease agreements with entities controlled by another director of GFL (the “Related Parties”). At this time, we lease six properties from the Related Parties. Each of these lease agreements is on arm’s length and commercially reasonable terms, and has been supported by rental rate comparisons prepared by independent brokerage third parties. None of the leased premises are material to our operations. For the year ended December 31, 2024, we paid, in the aggregate, $10.5 million ($9.0 million for the year ended December 31, 2023 and $5.8 million for year ended December 31, 2022) in aggregate lease payments to the Related Parties.

Related Party Loans

In connection with the Recapitalization, a non-interest bearing unsecured promissory note was issued to Josaud Holdings Inc., an entity controlled by Patrick Dovigi, in an aggregate principal amount of $35.0 million, which matured and was repaid on January 1, 2023.

In connection with the IPO, an interest bearing unsecured promissory note was issued to Sejosa Holdings Inc., an entity controlled by Patrick Dovigi, in an aggregate principal amount of $29.0 million and bearing market interest. The note is payable in equal semi - annual instalments of $2.9 million. The loan is scheduled to mature on March 5, 2025. In October of 2024, the note was assigned by Sejosa Holdings Inc. to Omega Jo Inc., an affiliated entity of Sejosa Holdings Inc. controlled by Patrick Dovigi. As of December 31, 2024, the remaining principal amount outstanding on the note was $2.9 million ($8.7 million as of December 31, 2023).

MATERIAL CONTRACTS

The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, which we entered into within the most recently completed fiscal year, or before the most recently completed fiscal year and are still in effect.

Coattail Agreement

On March 5, 2020, in connection with the IPO, we entered into the Coattail Agreement with a trustee. The Coattail Agreement contains provisions customary for dual class, TSX listed corporations designed to prevent transactions that otherwise would deprive the holders of subordinate voting shares of rights under applicable securities laws in Canada to which they would have been entitled if the multiple voting shares had been subordinate voting shares.

Investor Rights Agreements

The Investors, among others, were parties to a shareholders’ agreement, which terminated upon the closing of the IPO in accordance with its terms. Effective at the closing of the IPO, we entered into the Investor Rights Agreements with each of the Investors with respect to certain director nomination rights, governance matters and pre-emptive rights.

The following is a summary of the material attributes and characteristics of the Investor Rights Agreements. This summary is qualified in its entirety by reference to the provisions of the Investor Rights Agreements, which contain a complete statement of those attributes and characteristics. The Investor Rights Agreements are filed with the Canadian securities regulatory authorities and available on SEDAR+ at http://sedarplus.ca and with the SEC on EDGAR at http://sec.gov.

The Investor Rights Agreements provide that BC Partners is entitled to nominate:

●	40% of our directors (rounding up to the nearest whole number) for so long as it beneficially owns or controls, directly or indirectly, at least 30% of the issued and outstanding shares;
●	30% of our directors (rounding up to the nearest whole number) for so long as it beneficially owns or controls, directly or indirectly, between 20% and 29.9% of the issued and outstanding shares;

●	20% of our directors (rounding up to the nearest whole number) for so long as it beneficially owns or controls, directly or indirectly, between 10% and 19.9% of the issued and outstanding shares; and
●	10% of our directors (rounding up to the nearest whole number) for so long as it beneficially owns or controls, directly or indirectly, between 5% and 9.9% of the issued and outstanding shares.

The Investor Rights Agreements also provide that Ontario Teachers and GIC are each entitled to nominate 10% of our directors (rounding up to the nearest whole number) for so long as it beneficially owns or controls, directly or indirectly, at least 5% of the issued and outstanding shares.

The Investor Rights Agreements provide that the Dovigi Group is entitled to nominate 10% of our directors (rounding up to the nearest whole number) until such time as the multiple voting shares held by the Dovigi Group automatically convert to subordinate voting shares pursuant to our Articles. Additionally, for so long as Patrick Dovigi is our Chief Executive Officer, he will be nominated as a director and upon election he is entitled to be the Chair of our board of directors. Notwithstanding the foregoing, Patrick Dovigi is entitled to resign as the Chair at any time. Upon Patrick Dovigi ceasing to be a director, or in the event Patrick Dovigi does not wish to be the Chair, then the Chair shall be appointed by our board of directors.

Each of the Investors will not vote against or withhold their vote in respect of the other Investors’ nominees. Additionally, the Investor Rights Agreements provide that, for so long as BC Partners beneficially owns or controls, directly or indirectly, at least 15% of the issued and outstanding shares, the Dovigi Group is only permitted to vote the multiple voting shares that it holds in a manner consistent with the recommendation of the director nominees of BC Partners on our board of directors; provided that the Dovigi Group is not required to vote the multiple voting shares that it holds in a manner consistent with the recommendation of the director nominees of BC Partners on any matter that will disproportionally adversely affect the Dovigi Group’s economic or voting interest or is reasonably expected to disproportionally adversely affect the Dovigi Group’s economic or voting interest relative to BC Partners.

Pre-Emptive Rights

The Investor Rights Agreements provide that each of (i) BC Partners, Ontario Teachers and GIC, for so long as they each beneficially own or control, directly or indirectly, at least 7.5% of the issued and outstanding shares, have pre-emptive rights to allow BC Partners, Ontario Teachers and GIC to respectively beneficially own or control, directly or indirectly, the same aggregate percentage of issued and outstanding shares as each of BC Partners, Ontario Teachers and GIC, respectively, beneficially owned or controlled, directly or indirectly, immediately prior to any applicable distribution or issuance of shares, and (ii) the Dovigi Group, for so long as it beneficially owns or controls, directly or indirectly, multiple voting shares, has pre-emptive rights to acquire such number of multiple voting shares to allow the Dovigi Group to beneficially own or control, directly or indirectly, the same aggregate voting interest as the Dovigi Group beneficially owned or controlled, directly or indirectly, immediately prior to any applicable distribution or issuance of shares, in each case subject to certain customary exceptions.

Registration Rights Agreement

The Registration Rights Investors are currently parties, among others, to the Registration Rights Agreement. The following is a summary of the material attributes and characteristics of the Registration Rights Agreement. This summary is qualified in its entirety by reference to the provisions of that agreement, which contains a complete statement of those attributes and characteristics. The Registration Rights Agreement is filed with the Canadian securities regulatory authorities and available on SEDAR+ at http://sedarplus.ca and with the SEC and available on EDGAR at http://sec.gov.

Pursuant to the Registration Rights Agreement, the Registration Rights Investors are entitled to certain demand registration rights which enable them to require us to file a registration statement and/or a Canadian prospectus and otherwise assist with public offerings of subordinate voting shares (including subordinate voting shares issuable upon conversion of multiple voting shares) under the Securities Act and applicable Canadian securities laws, in accordance with the terms and conditions of the Registration Rights Agreement. The Registration Rights Agreement entitles BC Partners to five demand registration rights, Ontario Teachers to three demand registration rights, and GIC, the Dovigi Group and HPS to two demand registration rights each. The Registration Rights Investors and certain of our other existing shareholders have been granted piggyback registration rights permitting such shareholders to participate in future public offerings in accordance with the terms and conditions of the Registration Rights Agreement. In connection with the Margin Loans, the Registration Rights Investors that are Margin Loan Borrowers assigned the Registration Rights Agreement to the lenders under the Margin Loans.

All costs and expenses associated with any demand registration will be borne by us, other than underwriting discounts, commissions and transfer taxes, if any, attributable to the sale of the subordinate voting shares (including following the conversion of multiple voting shares) by the applicable selling Registration Rights Investor. We are also required to provide indemnification and contribution for the benefit of the Registration Rights Investors and their respective affiliates and representatives in connection with any demand registration.

Subject to approval by our board of directors, and, in certain cases, the lenders under the Margin Loans, the Registration Rights Agreement may be amended with the approval of the Registration Rights Investors holding a majority of the shares held by such persons.

Notes Indentures

As of the date of this AIF, we are party to indentures in respect of the Secured Notes and the Unsecured Notes.

Term Facility Credit Agreement

We are party to the Term Facility Credit Agreement. In connection with the acquisition of Waste Industries, on November 14, 2018, we entered into the incremental term facility amendment to provide for US$1,710.0 million of incremental term facilities (the “Incremental Term Facility Amendment”). Prior to entering into the Incremental Term Facility Amendment, the Term Facility Credit Agreement provided for a U.S. dollar denominated term facility tranche of US$805.0 million, a U.S. dollar denominated delayed draw term facility tranche of US$100.0 million (which was available to us until October 31, 2018 to fund acquisitions meeting certain criteria) and an accordion option. On December 22, 2020, we entered into a third amendment to the Term Facility Credit Agreement pursuant to which, among other things, we reduced the LIBOR floor from 1.00% to 0.50%. On January 31, 2023, we entered into a fourth amendment to the Term Facility Credit Agreement to extend the maturity date of the loan to May 31, 2027 and to transition the remainder of the loan from a LIBOR-based interest benchmark to a SOFR-based interest benchmark. On September 22, 2023, we entered into a fifth amendment to the Term Facility Credit Agreement to reduce the borrowing rate to SOFR plus 2.500% or US prime plus 1.500%. On July 3, 2024, we entered into a sixth amendment to the Term Facility Credit Agreement to reduce the borrowing rate to SOFR plus 2.000% or US prime plus 1.000% and to extend the maturity date of the loan to July 3, 2031.

Revolving Credit Facility Agreement

Under our Revolving Credit Facility Agreement, which provides for the Revolving Credit Facility, we have access to a $1,205.0 million revolving credit facility (available in Canadian and U.S. dollars) and an aggregate US$75.0 million in revolving credit facilities (available in U.S. dollars).

Indemnification Agreements

We have entered into indemnification agreements with our directors and executive officers pursuant to which we have agreed to indemnify them against a number of liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or executive officer of the Company.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar of our subordinate voting shares in the United States is Computershare Trust Company, N.A. at its principal office in Louisville, Kentucky, and in Canada is Computershare Investor Services Inc. at its principal office in Toronto, Ontario.

INTERESTS OF EXPERTS

KPMG LLP whose office is located at 333 Bay Street, Suite 4600, Toronto, Ontario, M5H 2S5, is our auditor and have confirmed that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR+ at http://sedarplus.ca and EDGAR on www.sec.gov.

Additional information, including information as to directors’ and officers’ remuneration and indebtedness, principal holders of our securities and securities authorised for issuance under equity compensation plans, where applicable, is contained in our Information Circular for our most recent annual meeting of the security holders that involved the election of directors.

Additional financial information is provided in our audited annual consolidated financial statements for the year ended December 31, 2024 and notes thereto and the related annual management’s discussion and analysis.

APPENDIX “A”

GFL AUDIT COMMITTEE CHARTER

This charter (the “Charter”) sets forth the purpose, composition, responsibilities and authority of the Audit Committee (the “Committee”) of the board of directors (the “Board”) of GFL Environmental Inc. (the “Company”).

Section 1Statement of Purpose

The purpose of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to:

●	financial statements and financial reporting processes;
●	the systems of internal accounting and financial controls;
●	enterprise risk management;
●	financial risk management, including financial risks associated with climate change, sustainability and environmental and social matters;
●	the annual independent audit of the financial statements;
●	the independent auditor’s qualifications and independence;
●	the performance of the independent auditor;
●	the design and implementation of the Company’s internal audit function, and the performance of the internal audit function;
●	legal and regulatory compliance;
●	reviewing and monitoring compliance with debt covenants and reviewing the process and reports with which the Company measures financial results or performance;
●	reviewing and approving material transactions with related parties of the Company, to ensure the transactions are on arm’s length and commercially reasonable terms, supported by third party appraisals or valuations, where applicable; and
●	public disclosure items such as quarterly press releases, financial-oriented investor relations materials and other public reporting requirements.

Section 2Committee Membership

The Committee shall consist of as many directors of the Board as the Board may determine (the “Members”), but in any event, not less than 3 (three) Members. All of the Members shall meet the criteria for independence and financial literacy established by applicable laws and the rules of any stock exchanges upon which the Company’s securities are listed, including National Instrument 52-110 — Audit Committees (“NI 52-110”) and Rule 10A-3(b)(1) of the Securities Exchange Act of 1934, as amended, subject to any exceptions permitted under such laws. NI 52-110 also requires that to be independent, a Member be free of any relationship which could, in the view of the Board, reasonably interfere with the exercise of a Member’s independent judgment.

Members shall be appointed by the Board, taking into account any recommendation that may be made by the Nomination, Governance and Compensation Committee of the Board (the “NGC Committee”). Any Member may be removed and replaced at any time by the Board, and will automatically cease to be a Member if he or she ceases to meet the qualifications required of Members. The Board will fill vacancies on the Committee by appointment from among qualified directors of the Board, taking into account any recommendation that may be made by the NGC Committee. If a vacancy exists on the Committee, the remaining Members may exercise all of their powers so long as there is a quorum.

- A 1-

Chair

The Board will designate one of the independent directors of the Board to be the chair of the Committee (the “Chair”), taking into account any recommendation that may be made by the NGC Committee.

Qualifications

All Members shall be independent and financially literate, subject to any exceptions described above. Members must be familiar with the accounting principles used to prepare financial statements and must have suitable experience as to the general application of such accounting principles. Members must also have an understanding of the internal controls and procedures necessary for financial reporting, auditing and financial matters. In addition, at least one member of the Committee must have accounting or related financial management expertise, as the Board interprets such qualification in its business judgment and in line with applicable securities laws and any stock exchanges upon which the Company’s securities are listed.

Attendance of Ex Officio Members, Management and other Persons

The Committee may invite, at its discretion, senior executives of the Company or such persons as it sees fit to attend meetings of the Committee and to take part in the discussion and consideration of the affairs of the Committee. Senior executives and other employees of the Company shall attend a Committee meeting if invited by the Committee. The Committee may also require senior executives or other employees of the Company to produce such information and reports as the Committee may deem appropriate in the proper exercise of its duties. The Committee may meet without senior executives in attendance for a portion of any meeting of the Committee.

Delegation

Subject to applicable law, the Committee may delegate any or all of its functions to any of its independent Members or any independent sub-set thereof, from time to time as it sees fit.

Section 3Committee Operations

Meetings

The Chair, in consultation with the other Members, shall determine the schedule and frequency of meetings of the Committee. Meetings of the Committee shall be held at such times and places as the Chair may determine. To the extent possible, advance notice of each meeting will be given to each Member unless all Members are present and waive notice, or if those absent waive notice before or after a meeting. Members may attend all meetings of the Committee either in person or by telephone, video or other electronic means. Powers of the Committee may also be exercised by written resolutions signed by all Members.

At the request of the external auditors of the Company, the Chief Executive Officer or the Chief Financial Officer of the Company or any Member, the Chair shall convene a meeting of the Committee. Any such request shall set out in reasonable detail the business proposed to be conducted at the meeting so requested. The Committee shall meet at least quarterly.

The Committee will periodically meet in camera with each of the external auditors, the Vice President of Internal Audit and Compliance and, if desired, senior executives of the Company, at any meeting of the Committee.

- A 2-

Agenda and Reporting

To the extent possible, in advance of every regular meeting of the Committee, the Chair shall prepare and distribute, or cause to be prepared and distributed, to the Members and others as deemed appropriate by the Chair, an agenda of matters to be addressed at the meeting together with appropriate briefing materials. The Committee may require senior executives and other employees of the Company to produce such information and reports as the Committee may deem appropriate in order for it to fulfill its duties.

The Chair shall report to the Board on the Committee’s activities since the last Board meeting. However, the Chair may report orally to the Board on any matter in his or her view requiring the immediate attention of the Board. Minutes of each meeting of the Committee shall be circulated to the directors following approval of the minutes by the Members.

Secretary and Minutes

The secretary of the Company may act as secretary of the Committee unless an alternative secretary is appointed by the Committee. The secretary of the Committee shall keep regular minutes of Committee proceedings.

Quorum and Procedure

A quorum for any meeting of the Committee will be a simple majority. The procedure at meetings will be determined by the Committee. The powers of the Committee may be exercised at a meeting where a quorum is present or by resolution in writing signed by all Members. In the absence of the Chair, the Committee may appoint one of its other Members to act as chair of any meeting.

Exercise of Power between Meetings

Between meetings, the Chair, or any Member designated for such purpose by the Committee, may, if required in the circumstance, exercise any power delegated by the Committee on an interim basis. The Chair or other designated Member will promptly report to the other Members in any case in which this interim power is exercised.

Section 4Duties and Responsibilities

The Committee is responsible for performing the duties set out below and any other duties that may be assigned to it by the Board as well as any other functions that may be necessary or appropriate for the performance of its duties.

Financial Reporting and Disclosure

Review and recommend to the Board for approval the audited annual financial statements, including the auditors’ report thereon, the quarterly financial statements, management discussion and analysis, financial reports, earnings press releases and other applicable financial disclosure, prior to the public disclosure of such information.

Discuss with the independent auditors the matters required to be discussed by the applicable auditing standards adopted by the Public Company Accounting Oversight Board (the “PCAOB”) and approved by the U.S. Securities and Exchange Commission (“SEC”) from time to time, including any critical audit matters.

Review and recommend to the Board for approval, where appropriate, financial information contained in any prospectuses, annual information forms, annual reports to shareholders, management proxy circulars, material change disclosures of a financial nature and similar disclosure documents prior to the public disclosure of such documents or information.

- A 3-

Review with senior executives of the Company, and with external auditors, all critical accounting policies and practices to be used by the Company and alternative treatments under International Financial Reporting Standards (“IFRS”), with a view to gaining reasonable assurance that financial statements are accurate, complete and present fairly the Company’s financial position and the results of its operations in accordance with IFRS, as applicable.

Review periodically the effect of regulatory and accounting initiatives, as well as off-balance sheet structures (if any), on the financial statements of the Company.

Discuss with the external auditor its evaluation of the Company’s identification of, accounting for and disclosure of its relationships with related parties as set forth under the standards of the PCAOB.

Seek to ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, the Company’s disclosure controls and procedures and periodically assess the adequacy of those procedures and recommend any proposed changes to the Board for consideration.

Internal Controls and Internal Audit

Review the adequacy and effectiveness of the Company’s internal control and information systems through discussions with senior executives of the Company and the external auditor relating to the maintenance of: (i) necessary books, records and accounts in sufficient detail to accurately and fairly reflect the Company’s transactions; (ii) effective internal control over financial reporting; and (iii) adequate processes for assessing the risk of material misstatements in the financial statements and for detecting control weaknesses or fraud. From time to time the Committee shall assess any requirements or changes with respect to the establishment or operations of the internal audit function having regard to the size and stage of development of the Company at such time.

Satisfy itself, through discussions with the Vice President of Internal Audit and Compliance, and any other senior executives of the Company as desired, that the adequacy of internal controls, systems and procedures has been periodically assessed in accordance with regulatory requirements and recommendations.

Review and discuss the Company’s major financial risk exposures and the steps taken to monitor and control such exposures, including the use of any financial derivatives and hedging activities.

Review and make recommendations to the Board regarding the adequacy of the Company’s risk assessment and management policies and procedures with regard to identification of the Company’s principal risks and implementation of appropriate systems and controls to manage such risks including information technology systems and an assessment of the adequacy of insurance coverage maintained by the Company.

Periodically review the Company’s policies and procedures for reviewing and approving or ratifying related-party transactions.

Review all material related party transactions other than those delegated to a special committee or independent committee of the Board against applicable legal and regulatory requirements, discuss with management the business rationale for the transactions, review applicable disclosures and report to the Board on all such transactions, if any, each quarter.

Review and approve the appointment of the Vice President Internal Audit function and the responsibilities of the department, including budget and staffing requirements. Annually review and approve the internal audit plan. Review on a quarterly basis the report of the Vice President Internal Audit.

External Audit

To the fullest extent permitted under applicable law, be solely and directly responsible for the compensation, retention, oversight and, when necessary, termination of any auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company (including the resolution of disagreements between management and such firm regarding financial reporting). Recommend to the Board and shareholders the appointment of the external auditor.

Ensure the external auditors report directly to the Committee on a regular basis.

Review, at least annually, the qualifications, performance and the independence of the external auditors.

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Review and evaluate, on a periodic basis, the need for rotation of the external auditors.

Review the audit plan of the external auditors prior to the commencement of any audit. Establish and maintain a direct line of communication with the Company’s external auditors.

Approve all auditing services and non-audit services (other than “prohibited non-audit services” as defined in SEC rules) to be provided to the Company by its independent external auditor. The Committee may delegate authority to one or more independent members to grant pre-approvals of audit and permitted non-audit services; provided that any such pre-approvals will be presented to the full Committee at its next scheduled meeting.

Review the results of the external audit and the external auditor’s report thereon, including discussions with the external auditors as to the quality of accounting principles used and any alternative treatments of financial information that have been discussed with senior executives of the Company and any other matters.

Review any material written communications between senior executives of the Company and the external auditors and any significant disagreements between the senior executives and the external auditors.

Discuss with the external auditors their perception of the Company’s financial and accounting personnel, records and systems, key audit matters, the cooperation which the external auditors received during their course of their review and availability of records, data and other requested information and any recommendations with respect thereto.

Discuss with the external auditors their perception of the Company’s identification and management of risks, including the adequacy or effectiveness of policies and procedures implemented to mitigate such risks.

Review the reasons for any proposed change in the external auditors which is not initiated by the Committee or Board and any other significant issues related to the change, including the response of the incumbent auditors, and enquire as to the qualifications of the proposed auditors before making its recommendations to the Board.

Review annually a report from the external auditors in respect of their internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to address any such issues.

Associated Responsibilities

Establish, monitor and periodically review the Whistleblower Policy of the Company and associated procedures for:

●	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters;
●	the confidential, anonymous submission by directors, officers and employees of the Company of concerns regarding questionable accounting or auditing matters; and
●	if applicable, any violations of applicable law, rules or regulations that relate to corporate reporting and disclosure, or violations of the Company’s Code of Ethics.

Review and approve the Company’s hiring policies regarding employees and partners, and former employees and partners, of the present and former external auditors of the Company.

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Other Duties

Direct and supervise the investigation into any matter brought to its attention within the scope of the Committee’s duties. Perform such other duties as may be assigned to it by the Board from time to time or as may be required by applicable law.

Section 5The Committee Chair

In addition to the responsibilities of the Chair described above, the Chair has the primary responsibility for overseeing and reporting on the evaluations to be conducted by the Committee, as well as monitoring developments with respect to accounting and auditing matters in general and reporting to the Committee on any related significant developments.

Section 6Committee Evaluation

Annually evaluate the composition and effectiveness of the Committee. The self-assessment of the Committee shall be reported to the Board as part of its regular evaluation of the Board committees.

Section 7Access to Information and Authority to Retain Independent Advisors

The Committee shall be granted unrestricted access to all information regarding the Company that is necessary or desirable to fulfill its duties and all directors of the Company, officers and employees will be directed to cooperate as requested by Members. The Committee has the authority to retain, at the Company’s expense, independent legal, financial, and other counsel, advisors, consultants and experts to assist the Committee in fulfilling its duties and responsibilities, including sole authority to retain and to approve their fees. The Committee shall select such counsel, advisors, consultants and experts after taking into consideration factors relevant to their independence from management and other relevant considerations.

The Company shall provide appropriate funding, as determined by the Committee, for payment of compensation to the independent registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company and any advisors that the Committee chooses to engage, as well as funding for the payment of ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

The Committee shall discharge its responsibilities, and shall assess the information provided by the Company’s management and the external advisers, in accordance with its business judgment. Members are entitled to rely, absent knowledge to the contrary, on the integrity of the persons and organizations from whom they receive information, and on the accuracy and completeness of the information provided. Nothing in this Charter is intended or may be construed as imposing on any member of the Committee or the Board a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors are subject under applicable law.

The Committee also has the authority to communicate directly with internal and external auditors. While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate or comply with IFRS and other applicable requirements. These are the responsibilities of the senior executives of the Company responsible for such matters and the external auditors. The Committee, the Chair and any Members identified as having accounting or related financial expertise are members of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Company, and are specifically not accountable or responsible for the day to day operation or performance of such activities. Although the designation of a Member as having accounting or related financial expertise for disclosure purposes is based on that individual’s education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and Board in the absence of such designation. Rather, the role of a Member who is identified as having accounting or related financial expertise, like the role of all Members, is to oversee the process, not to certify or guarantee the internal or external audit of the Company’s financial information or public disclosure. This Charter is not intended to change or interpret the constating documents of the Company or applicable laws or stock exchange rules to which the Company is subject, and this Charter should be interpreted in a manner consistent with all such applicable laws and rules.

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The Board may, from time to time, permit departures from the terms of this Charter, either prospectively or retrospectively to the extent permitted under applicable law and listing standards. This Charter is not intended to give rise to civil liability on the part of the Company or its directors or officers to shareholders, security holders, customers, suppliers, competitors, employees or other persons, or to any other liability whatsoever on their part.

Section 8Code of Ethics

The Committee is responsible for reviewing and evaluating the Company’s Code of Ethics at least annually and will recommend any necessary or appropriate changes to the Board for consideration.

Section 9Review of Charter

The Committee shall periodically review and assess the adequacy of this Charter and recommend any proposed changes to the Board for consideration.

Updated:	February 7, 2024

Approved by:	Audit Committee
Board of Directors of the Company

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